Submitted on a confidential basis on April 17, 2015

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 2

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Green Plains Partners LP

(Exact name of Registrant as Specified in its Charter)

Delaware	4610
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

450 Regency Parkway, Suite 400

Omaha, Nebraska 68114

(402) 884-8700

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Todd A. Becker

President and Chief Executive Officer

Green Plains Holdings LLC

450 Regency Parkway, Suite 400

Omaha, Nebraska 68114

(402) 884-8700

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

G. Michael O’Leary Stephanie Beauvais Andrews Kurth LLP 600 Travis St., Suite 4200 Houston, Texas 77002 (713) 220-4200	Ryan J. Maierson Thomas G. Brandt Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common units representing limited partner interests	$	$

(1)	Includes common units issuable upon exercise of the underwriters’ option to purchase additional common units.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated April 17, 2015

PROSPECTUS

         Common Units

Representing Limited Partner Interests

This is an initial public offering of common units representing limited partner interests of Green Plains Partners LP. We are offering             common units in this offering. We expect that the initial public offering price will be between $         and $         per common unit. We were recently formed by Green Plains Inc., or our parent, and no public market currently exists for our common units. We have applied to list our common units on the NASDAQ Global Market under the symbol “GPP.” We are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act.

Investing in our common units involves a high degree of risk. Before buying any common units, you should carefully read the discussion of risks of investing in our common units in “Risk Factors” beginning on page 23.

These risks include the following:

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

•	Our pro forma financial data are not necessarily representative of the results of what we would have achieved and may not be a reliable indicator of our future results.

•

The assumptions underlying the forecast of distributable cash flow that we include in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

•

Green Plains Trade Group LLC, or Green Plains Trade, a subsidiary of our parent, will initially account for a substantial portion of our revenues. Therefore, we will be subject to the business risks of Green Plains Trade and, as a result of its direct ownership by our parent, to the business risks of our parent. If Green Plains Trade is unable to satisfy its obligations under the commercial agreements with us for any reason, our revenues would decline and our financial condition, results of operations, cash flows and ability to make distributions to our unitholders would be adversely affected.

•

Green Plains Trade may suspend, reduce or terminate its obligations under the commercial agreements with us in certain circumstances, which could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

•

Our parent will own and control our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including our parent and Green Plains Trade, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders.

•

Our partnership agreement restricts the remedies available to holders of our common units and our subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

•

Our unitholders have limited voting rights and are not entitled to elect our general partner or the board of directors of our general partner, which could reduce the price at which our common units will trade.

•	Immediately effective upon the closing of this offering, unitholders will experience substantial dilution of $ in tangible net book value per common unit.

•

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for U.S. federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.

•	Even if our unitholders do not receive any cash distributions from us, our unitholders will be required to pay taxes on their share of our taxable income.

	Per Common Unit	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Green Plains Partners LP, before expenses	$	$

(1)	Excludes an aggregate structuring fee equal to % of the gross proceeds of this offering payable to Barclays Capital Inc. Please read “Underwriting.”

The underwriters may also purchase up to an additional             common units from us at the initial public offering price, less the underwriting discounts and commissions and a structuring fee payable by us, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about                     , 2015.

Barclays

Prospectus dated                     , 2015

i

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common units. Our business, financial condition, results of operations and prospects may have changed since that date. We will update this prospectus as required by federal securities laws.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Cautionary Note Concerning Forward-Looking Statements.”

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are derived from a variety of sources, including independent industry publications, government publications or other published independent sources, which we did not participate in preparing, as well as our good faith estimates, which have been derived from management’s knowledge and experience in the areas in which our business operates. Although we have not independently verified the accuracy or completeness of the third-party information included in this prospectus, based on management’s knowledge and experience, we believe that the third-party sources are reliable and that the third-party information included in this prospectus or in our estimates is accurate and complete. Estimates of market size and relative positions in a market are difficult to develop and are inherently uncertain and subject to change based on various factors, including those discussed under the section entitled “Risk Factors.” Accordingly, investors should not place undue weight on the industry and market share data presented in this prospectus.

v

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before purchasing our common units. You should carefully read the entire prospectus, including “Risk Factors” and the historical and unaudited pro forma financial statements and related notes included elsewhere in this prospectus before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes (1) an initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and (2) that the underwriters do not exercise their option to purchase additional common units. You should read “Risk Factors” beginning on page 23 for more information about important factors that you should consider before purchasing our common units.

Unless the context otherwise requires, references in this prospectus to “our partnership,” “we,” “our,” “us” or like terms, when used in a historical context, refer to BlendStar LLC and its subsidiaries, our predecessor for accounting purposes, also referred to as “our Predecessor,” and when used in the present tense or prospectively, refer to Green Plains Partners LP and its subsidiaries. References to (i) “our general partner” and “Green Plains Holdings” refer to Green Plains Holdings LLC; (ii) “our parent” and “Green Plains” refer to Green Plains Inc. or, as the context may require, Green Plains Inc. and its subsidiaries, other than us, our subsidiaries and our general partner; and (iii) “Green Plains Trade” refers to Green Plains Trade Group LLC, a wholly-owned subsidiary of our parent.

Green Plains Partners LP

Overview

We are a fee-based Delaware limited partnership recently formed by our parent, Green Plains Inc., to own, operate, develop and acquire ethanol and fuel storage tanks, terminals, transportation assets and other related assets and businesses. We expect to be our parent’s primary vehicle to own, operate and expand the downstream logistics assets required to support its approximately 1.2 billion gallons per year, or bgy, ethanol marketing and distribution business because our assets are the principal method of storing and delivering the ethanol our parent produces for its customers. Our parent believes that this vertical integration will enable it to further expand its downstream logistics activities and better capture the economic value of these operations within the ethanol value chain. The ethanol that our parent produces is fuel grade, principally from the starch extracted from corn, and is primarily used in the blending of gasoline. Ethanol currently comprises approximately 10% of the U.S. gasoline market and is an economical source of octane and oxygenate for blending into the fuel supply. We generate a substantial portion of our revenues by charging fixed fees to Green Plains Trade for receiving, storing, transferring and transporting ethanol and other fuels. We do not take ownership of, or receive any payments based on the value of, the ethanol or fuel we handle; as a result, we will not have any direct exposure to fluctuations in commodity prices.

Our initial assets include:

•

Ethanol Storage Facilities. We own 27 ethanol storage facilities located at or near our parent’s twelve ethanol production plants located in Indiana, Iowa, Michigan, Minnesota, Nebraska and Tennessee and which have a current combined ethanol production capacity of approximately 1.0 bgy. Our ethanol storage assets currently have a combined storage capacity of approximately 26.6 million gallons, or mmg, and have the ability to efficiently and effectively store and load railcars and tanker trucks with all of the ethanol produced at our parent’s ethanol production plants. For the years ended December 31, 2014 and 2013, our ethanol storage assets had annual throughput of approximately 966.2 million gallons per year, or mmgy, and 729.2 mmgy, respectively, which represents 95.6% and 94.0%, respectively, of the combined daily average production capacity of our parent’s ethanol production plants.

•

Fuel Terminal Facilities. We provide terminal services and logistics solutions through our fuel terminal facilities that we own and operate through our wholly-owned subsidiary, BlendStar LLC. These fuel terminal facilities, at eight locations in seven south-central U.S. states, have fuel holding tanks and access to major rail lines for transporting ethanol or other fuels. Additionally, our Birmingham, Alabama-Unit Train Terminal, or our Birmingham facility, is one of 20 facilities in the United States capable of efficiently receiving and offloading ethanol and other fuels from unit trains. Our fuel terminal facilities have a current combined total storage capacity of approximately 7.4 mmg and for the year ended December 31, 2014 had an aggregate throughput of approximately 324.8 mmgy.

•

Transportation Assets. Our transportation assets include a leased railcar fleet of approximately 2,200 railcars that are exclusively dedicated to transporting product for our parent, including its ethanol and other fuels, from our fuel terminal facilities or third-party production facilities to refineries throughout the United States and international export terminals.

We intend to seek opportunities to grow our business by pursuing organic projects and acquisitions of complementary assets from third parties in cooperation with our parent and on our own. For example, our parent has announced that it is expanding production at its ethanol production plants by approximately 100 mmgy and will explore certain other expansion projects at its ethanol production plants in the future. These expansion projects, when implemented, will enable us to utilize the strategic location and capacity of our assets and will increase annual throughput at our ethanol storage facilities with minimal capital.

A substantial portion of our revenues and cash flows will initially be derived from commercial agreements with Green Plains Trade. At the closing of this offering, we will (1) enter into (i) a ten-year fee-based storage and throughput agreement and (ii) a six-year fee-based transportation agreement, and (2) assume (i) an approximately 2.5-year fee-based terminaling agreement for our Birmingham facility, which we refer to as our Birmingham terminaling agreement, and (ii) various other terminaling agreements for our other fuel terminal facilities, each with Green Plains Trade. Our storage and throughput agreement and certain of our terminaling agreements, including the Birmingham terminaling agreement, will be supported by minimum volume commitments, and our transportation agreement will be supported by minimum railcar take-or-pay usage commitments. We believe that the nature of these agreements will provide stable and predictable cash flows over time. The following table sets forth additional information regarding our storage and throughput agreement, our Birmingham terminaling agreement and our transportation agreement with Green Plains Trade at the closing of this offering:

Agreement	Remaining Primary Term (years)	Annualized Minimum Commitment(1)	Actual Year Ended December 31, 2014 Volumes	Rate
Storage and Throughput	10(2)	850.0 mmgy	966.2 mmgy	$0.05 per gallon
Birmingham Terminaling(3)	2.5(4)	33.2 mmgy(4)	40.6 mmgy(4)	$0.0355 per gallon
Transportation	6(5)	2,135 railcars(6)	2,186 railcars(6)	$1,043 per railcar(7)

(1)	Represents the minimum volume commitments under our storage and throughput agreement and our Birmingham terminaling agreement, and the minimum railcar take-or-pay usage commitment under our transportation agreement.
(2)	After the end of the remaining primary term, our storage and throughput agreement will automatically renew for successive one-year terms unless either party provides notice of termination one year prior to the end of the applicable term.
(3)	In addition to our Birmingham terminaling agreement, at the closing of this offering, we will assume all of our Predecessor’s other terminaling agreements with Green Plains Trade for our other fuel terminal facilities. These agreements have terms ranging from month-to-month up to six months.

(4)	Our Birmingham terminaling agreement was amended on February 27, 2015 to, among other things, increase the minimum monthly charge to $98,150, which represents $0.0355 per gallon on Green Plains Trade’s minimum throughput of approximately 2.8 mmg at our Birmingham facility. Upon the expiration of the remaining primary term, our Birmingham terminaling agreement will automatically renew for successive one-year terms unless either party provides notice of termination 90 days prior to the end of the applicable term.
(5)	At the closing of this offering, the remaining primary term of our transportation agreement will last for six years. Our leased railcars are subject to lease agreements with various terms. Upon the expiration of the term of any individual railcar lease agreement, the leased railcars under that agreement will no longer be subject to the transportation agreement. The weighted average term of the railcar lease agreements as of December 31, 2014 was 3.5 years. Please read “Business—Our Assets and Operations—Transportation Assets” for further discussion of the railcar lease agreements.
(6)	Represents the weighted average number of railcars leased by us subject to our transportation agreement for the twelve months ending March 31, 2016. As of March 5, 2015, we had a total of 2,186 railcars leased and, as of March 31, 2016, we expect to have a total of 2,084 railcars leased. Green Plains Trade will be obligated to pay the monthly railcar fee regardless of usage. The minimum railcar commitment and the rate charged per railcar depend on the terms of our existing railcar lease agreements. Please read “Business—Commercial Agreements with Our Parent’s Affiliate” for additional information.
(7)	Represents the current average fee payable to us by Green Plains Trade under our transportation agreement for the twelve months ending March 31, 2016 for each railcar leased by us, which includes approximately $210 per month in excess of our costs to lease each railcar. Excludes railcars leased by Green Plains Trade from a third party but for which we receive a management fee of $40 per month per railcar under our transportation agreement.

For more information related to our commercial agreements with Green Plains Trade, as well as the revenue we expect to receive in connection with these agreements for the twelve months ending March 31, 2016, please read “Our Cash Distribution Policy and Restrictions on Distributions—Significant Forecast Assumptions” and “Business—Commercial Agreements with Our Parent’s Affiliate.”

For the year ended December 31, 2014, we had pro forma revenues of approximately $86.0 million, pro forma net income of approximately $53.0 million and pro forma Adjusted EBITDA of approximately $59.4 million. Our parent and its subsidiaries accounted for approximately 90.1% of our pro forma revenues for that period. For the year ended December 31, 2014, our Predecessor had revenues of approximately $12.8 million and net income of approximately $2.1 million. We use Adjusted EBITDA to measure our financial performance and to internally manage our business; however, Adjusted EBITDA calculations may vary from company to company. Please read “Selected Historical and Pro Forma Condensed Consolidated Financial and Operating Data—Non-GAAP Financial Measure” for a definition of Adjusted EBITDA and a reconciliation of pro forma net income as determined in accordance with U.S. generally accepted accounting principles, or GAAP, to Adjusted EBITDA.

Our parent is a Fortune 1000, vertically-integrated producer, marketer and distributor of ethanol and is the fourth largest ethanol producer in North America. Our parent’s operations extend throughout the ethanol value chain, beginning upstream with grain handling and storage operations, continuing through its ethanol, distillers grains and corn oil production operations, and ending downstream with its marketing, terminal and distribution services. Please read “Industry Overview” for a more-detailed discussion of the ethanol industry.

We benefit significantly from our relationship with our parent. We were formed by our parent to be its primary vehicle to expand the downstream logistics activities required to support its ethanol marketing and distribution business. Our parent operated at approximately 95.6% of its daily average production capacity for the year ended December 31, 2014. We plan to capitalize on our parent’s production capability because our assets are the principal method of storing and delivering the ethanol our parent produces to its customers. Our commercial agreements with Green Plains Trade will account for a substantial portion of our revenues and Green

Plains Trade will be our primary customer. From January 1, 2009 to December 31, 2014, our parent’s quarterly ethanol production increased 237.0%, from 73.2 mmg to 246.6 mmg, primarily from third-party acquisitions. Over the same time period, our parent’s ethanol production averaged 96.5%, and never fell below 86.2%, of its daily average production capacity. Our parent’s quarterly actual production, daily average production capacity and utilization are highlighted by the chart below:

Following the completion of this offering, our parent will retain a majority ownership interest in us through its sole ownership of our general partner, a     % limited partner interest in us and all of our incentive distribution rights. In addition, we will enter into an omnibus agreement at the closing of this offering under which we will be granted a right of first offer, for a period of five years, on any (1) ethanol storage or terminal assets that our parent may acquire or construct in the future, (2) fuel storage and terminal facilities that our parent may acquire or construct in the future, and (3) ethanol and fuel transportation assets that our parent currently owns or may acquire in the future, if our parent decides to sell any such assets. The consummation and timing of any acquisition of assets owned by our parent will depend upon, among other things, (1) our parent’s willingness to offer such asset for sale and its ability to obtain any necessary consents, (2) our determination that such asset is suitable for our business at that particular time, and (3) our ability to agree on a mutually acceptable price, negotiate definitive transaction documents and obtain financing. While our parent is not obligated to sell us any assets or promote and support the successful execution of our growth plan and strategy, we believe that our parent will be incentivized to serve as a critical source of our growth and will provide us with various growth opportunities in the future.

Competitive Strengths

We believe that the following competitive strengths position us to successfully execute our business strategies:

•

Long-Term Fee-Based Contracts with Minimum Volume or Usage Commitments. A substantial portion of our revenues and cash flows will initially be derived from our commercial agreements with Green Plains Trade, including our (1) ten-year fee-based storage and throughput agreement, (2) six-year fee-based transportation agreement, (3) Birmingham terminaling agreement, and (4) various other terminaling agreements for our other fuel terminal facilities. Our storage and throughput agreement and certain of our terminaling agreements, including the Birmingham terminaling agreement, will be supported by minimum volume commitments, and our transportation agreement will be supported by minimum railcar take-or-pay usage commitments.

•

Advantageous Relationship with Our Parent. We expect to be our parent’s primary vehicle to own, operate and expand the downstream logistics assets required to support our parent’s approximately 1.2 bgy ethanol marketing and distribution business. Our parent has stated that it intends to expand its existing ethanol production plants, continue to pursue potential accretive acquisitions of additional ethanol production plants and further develop its downstream ethanol distribution services. We believe that our parent, as owner of a     % limited partner interest in us, all of our incentive distribution rights and our general partner, is motivated to promote and support the successful execution of our principal business objectives and to pursue projects that directly or indirectly enhance the value of our assets. We expect this may be accomplished through the following means:

•

Organic Growth. Certain expansion projects that may be implemented by our parent at its ethanol production plants would enable us to utilize the strategic location and capacity of our assets and would increase annual throughput at our facilities. For example, our parent has announced that it is expanding production at its ethanol production plants by approximately 100 mmgy and will explore certain other expansion projects at its ethanol production plants in the future. We expect that our capital expenditures associated with such potential expansion projects will be minimal since our ethanol storage facilities have available capacity to accommodate growth in our parent’s throughput.

•

Accretive Acquisitions. We believe the U.S. ethanol production industry is poised for further consolidation and that our parent has the proven ability to identify, acquire and integrate accretive production assets. We intend to pursue strategic acquisitions independently and jointly with our parent to complement and grow our business. In addition, under our omnibus agreement, we will be granted a five-year right of first offer on any (1) ethanol storage or terminal assets that our parent may acquire or construct in the future, (2) fuel storage or terminal facilities that our parent may acquire or construct in the future, and (3) ethanol and fuel transportation assets that our parent currently owns or may acquire in the future, if our parent decides to sell any such assets.

•

Development of Downstream Distribution Services. We believe our parent will continue to use its logistical capabilities and expertise to develop its downstream ethanol distribution services. For example, we believe our parent will explore opportunities with third-party ethanol producers that would develop additional opportunities for downstream ethanol distribution services. We believe we will benefit from our parent’s marketing and distribution strategy due to the strategic location of our ethanol storage facilities and our fuel terminal facilities.

•

Favorable Industry Fundamentals and Growing Demand for Ethanol. Led by the United States, global ethanol production has grown significantly over recent years, as approximately 30 countries either mandate or incentivize ethanol and bio-diesel blending for motor fuels. Annual reported global production has increased from approximately 5.0 billion gallons in 2001 to approximately 23.4 billion gallons in 2013, according to the U.S. Energy Information Administration, or EIA, and the Renewable Fuels Association, or RFA. From 2001 to 2014, U.S. ethanol industry production grew from 1.8 billion gallons to 14.3 billion gallons, and today ethanol comprises approximately 10% of the U.S. gasoline market, according to the EIA. Furthermore, according to the EIA and RFA, the United States and Brazil are the two largest producers and exporters of ethanol in the world, with the United States accounting for approximately 57% of global production as of December 31, 2013. According to the RFA, as of January 2015, there were 213 ethanol plants in the United States, capable of producing an aggregate of 15.1 bgy of ethanol. We believe global demand for ethanol, as a proportion of total transportation fuels demand, will continue to increase due to a continuing focus on reducing reliance on petroleum-based transportation fuels.

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Strategically-Located, Long-Lived Assets with Geographic Diversity and Low Operating and Capital Requirements. We benefit from a portfolio of relatively new storage and logistics assets that have expected remaining weighted-average useful lives of over 20 years and are strategically located near major rail lines in seven U.S. states, enabling us to reach a broad and diverse geographic area. Additionally, the geographic diversity of our assets minimizes our exposure to weather-related downtime and transportation congestion. Given the nature of our asset portfolio, we expect to incur only modest maintenance-related capital expenditures in the near future.

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Proven Management Team. Our senior management team averages approximately 25 years of industry experience. We have specific expertise across all aspects of the ethanol supply, production and distribution chain—from agribusiness, to plant operations and management, to commodity markets, to ethanol marketing and distribution. We believe the level of operational and financial expertise of our management team will allow us to successfully execute our business strategies. Each member of our senior management team will be an employee of our parent and will devote the portion of such member’s time to our business and affairs that is required to manage and conduct our operations.

•

Financial Flexibility. At the closing of this offering, we expect to enter into a     -year $         million revolving credit facility, which will remain undrawn at closing. We believe we will have the financial flexibility to execute our growth strategy through the available borrowing capacity under our new revolving credit facility and our ability to access the debt and equity capital markets.

Business Strategies

Our primary business objectives are to maintain stable and predictable cash flows and to increase our quarterly cash distribution per unit over time. We intend to accomplish these objectives by executing the following business strategies:

•

Generate Stable, Fee-Based Cash Flows. We intend to generate stable and predictable cash flows over time by providing fee-based logistics services. A substantial portion of our revenues and cash flows will initially be derived from our commercial agreements with Green Plains Trade, including our (1) ten-year fee-based storage and throughput agreement, (2) six-year fee-based transportation agreement, (3) Birmingham terminaling agreement, and (4) various other terminaling agreements for our other fuel terminal facilities. Our storage and throughput agreement and certain of our terminaling agreements, including the Birmingham terminaling agreement, will be supported by minimum volume commitments, and our transportation agreement will be supported by minimum railcar take-or-pay usage commitments. Under these agreements, we will not have direct exposure to fluctuations in commodity prices. As we grow our business beyond our current assets and operations, we will seek to enter into similar fee-based contracts with our parent and third parties that generate stable and predictable cash flows.

•

Pursue Attractive Organic Growth Opportunities. We intend to enhance the profitability of our initial assets by pursuing, individually or with our parent, organic growth projects. For example, we believe certain expansion projects that may be implemented by our parent at its ethanol production plants would enable us to utilize the strategic location and capacity of our assets and would increase annual throughput at our facilities. We believe our capital expenditures associated with such potential expansion projects would be minimal since our ethanol storage facilities have available capacity to accommodate growth in our parent’s throughput. In addition, we expect to collaborate with our parent and other potential third-party customers to identify other growth opportunities to construct assets and build businesses that will enable them to pursue their business strategies while providing us with stable cash flows through fee-based service agreements.

•

Pursue Accretive Acquisitions. We intend to pursue strategic, accretive acquisitions of complementary assets from our parent and third parties. Under our omnibus agreement, we will be granted a five-year right of first offer on any (1) ethanol storage or terminal assets that our parent may acquire or construct in the future, (2) fuel storage or terminal facilities that our parent may acquire or construct in the future, and (3) ethanol and fuel transportation assets that our parent currently owns or may acquire in the future, if our parent decides to sell any such assets. In addition, we intend to continually monitor the marketplace, individually and in conjunction with our parent, to identify and pursue asset acquisitions from third parties that complement or diversify our existing operations. We expect to pursue both ethanol and other fuel storage and terminal assets, initially focusing on assets in close geographic proximity to our existing asset base.

•

Conduct Safe, Reliable and Efficient Operations. We are committed to maintaining the safety, reliability, environmental compliance and efficiency of our operations. All of our assets are staffed by experienced industry personnel. We, along with our parent, will also continue to focus on incremental operational improvements to enhance overall production results. We will seek to improve our operating performance through commitment to our preventive maintenance program along with employee training, safety and development programs. We believe these objectives are integral to maintaining stable cash flows and critical to the success of our business.

•

Maintain Financial Strength and Flexibility. We intend to maintain financial strength and flexibility, which should enable us to pursue acquisitions and new growth opportunities as they arise. We expect to have $         million of liquidity in the form of $         million of cash on hand and $         million of undrawn borrowing capacity under our new revolving credit facility at the closing of this offering. We believe that our borrowing capacity and ability to access debt and equity capital markets after this offering will provide us with the financial flexibility necessary to achieve our organic and accretive acquisition growth strategies.

Our Parent

Our parent is a Fortune 1000, vertically-integrated producer, marketer and distributor of ethanol focused on generating stable operating margins through its diversified business segments and its risk management strategy and is the fourth largest ethanol producer in North America. Our parent believes that owning and operating strategically-located assets throughout the ethanol value chain enables it to mitigate changes in commodity prices and differentiates it from companies focused only on ethanol production. Our parent has operations throughout the ethanol value chain, beginning upstream with its grain handling and storage operations, continuing through its ethanol, distillers grains and corn oil production operations, and ending downstream with its marketing, terminal and distribution services.

Our parent reviews its operations within four separate operating segments: (1) production of ethanol and distillers grains, collectively referred to as ethanol production, (2) corn oil production, (3) grain handling and storage and cattle feedlot operations, collectively referred to as agribusiness, and (4) marketing, merchant trading and logistics services for self-produced and third-party ethanol, distillers grains, corn oil and other commodities, collectively referred to as marketing and distribution. Our parent also is a partner in a joint venture to commercialize advanced photo-bioreactor technologies for growing and harvesting algal biomass.

Our parent has announced that it is expanding production at its ethanol production plants by approximately 100 mmgy and will explore certain other expansion projects at its ethanol production plants in the future. These expansion projects, when implemented, will enable us to utilize the strategic location and capacity of our assets and will increase annual throughput at our facilities. We expect that our capital expenditures associated with such potential expansion projects will be minimal since our ethanol storage facilities have available capacity to accommodate growth in our parent’s throughput. For more information related to our parent, please read “Business—Our Parent.”

While our relationship with Green Plains and its affiliates is a significant strength, it is also a source of potential risks and conflicts. Please read “Risk Factors—Risks Related to an Investment in Us” and “Conflicts of Interest and Duties.”

Our Assets and Operations

Our initial assets consist of the following:

Ethanol Storage Facilities. We own and operate 27 ethanol storage tanks, located at or near our parent’s twelve ethanol production plants, with a combined on-site ethanol storage capacity of approximately 26.6 mmg and aggregate throughput capacity of approximately 1,330 mmgy. For the year ended December 31, 2014, our ethanol storage assets had throughput of approximately 966.2 mmgy, which represents 95.6% of our parent’s combined daily average production capacity. Our parent’s ethanol production plants are located in Indiana, Iowa, Michigan, Minnesota, Nebraska and Tennessee and have a combined ethanol production capacity of approximately 1.0 bgy. Each of our parent’s ethanol production plants are located adjacent to and have access to major rail lines. Our ethanol storage assets are the principal method of storing and loading the ethanol that our parent produces at its ethanol production plants for delivery to its customers. The chart below summarizes our parent’s ethanol production plant locations, along with our on-site ethanol storage capacity as of December 31, 2014, throughput for the year ended December 31, 2014, major rail line access and initial operation or acquisition date for each location:

Ethanol Production Plant Location	On-Site Ethanol Storage Capacity (thousands of gallons)	Throughput (mmgy)(1)	Major Rail Line Access	Initial Operation or Acquisition Date(2)
Atkinson, Nebraska	2,074	47	BNSF	Jun. 2013
Bluffton, Indiana	3,000	113	Norfolk Southern	Sep. 2008
Central City, Nebraska	2,250	106	Union Pacific	Jul. 2009
Fairmont, Minnesota	3,124	101	Union Pacific	Nov. 2013
Lakota, Iowa	2,500	106	Union Pacific	Oct. 2010
Obion, Tennessee	3,000	116	Canadian National	Nov. 2008
Ord, Nebraska	1,550	59	Union Pacific	Jul. 2009
Otter Tail, Minnesota	2,000	44	BNSF	Mar. 2011
Riga, Michigan	1,239	54	Norfolk Southern	Oct. 2010
Shenandoah, Iowa	1,524	69	BNSF	Aug. 2007
Superior, Iowa	1,238	54	Union Pacific	Jul. 2008
Wood River, Nebraska	3,124	98	Union Pacific	Nov. 2013

Total (subject to rounding)	26,623	966

(1)	Throughput for our storage facilities is equal to plant production at our parent’s ethanol production plants.
(2)	The Bluffton, Obion, Shenandoah and Superior ethanol production plants were constructed by our parent. All other ethanol production plants were acquired by our parent.

Fuel Terminal Facilities. We provide terminal services and logistics solutions through our fuel terminal facilities that we own and operate. These fuel terminal facilities, at eight locations in seven south-central U.S. states, have fuel holding tanks and access to major rail lines for transporting ethanol or other fuels. Additionally, the Birmingham facility is one of 20 facilities in the United States capable of efficiently receiving and offloading ethanol and other fuels from unit trains. Our fuel terminal facilities have a combined total storage capacity of approximately 7.4 mmg and for the year ended December 31, 2014 had an aggregate throughput of approximately 324.8 mmgy. The chart below summarizes our fuel terminal facilities, along with our on-site storage capacity as of December 31, 2014, throughput for the year ended December 31, 2014 and major rail line access for each location:

Fuel Terminal Facility Location	On-Site Storage Capacity (thousands of gallons)	Throughput (mmgy)	Major Rail Line Access
Birmingham, Alabama—Unit Train Terminal	6,542	215	BNSF
Other Fuel Terminal Facilities	880	110	(1)

(1)	Major rail line access to our seven other fuel terminal facilities is available from BNSF, KCS, Canadian National, Union Pacific, Norfolk Southern and CSX.

Transportation Assets. Our transportation assets include a leased railcar fleet of approximately 2,200 railcars that are exclusively dedicated to transporting product for our parent, including its ethanol and other fuels, to refineries throughout the United States and international export terminals from our fuel terminal facilities or third-party production facilities. The remaining lease contract terms for our railcars range from less than one year to approximately six years, with a weighted average remaining term of 3.5 years as of December 31, 2014.

Our Emerging Growth Company Status

With less than $1.0 billion in revenue during our most recent fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

•

presentation of only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in the registration statement of which this prospectus is a part;

•	exemption from the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

•	exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

•	reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have more than $1 billion in annual revenue, (iii) the date on which we have more than $700 million in market value of our common units held by non-affiliates or (iv) the date on which we have issued more than $1 billion of non-convertible debt over a three-year period.

We have elected to take advantage of all of the applicable JOBS Act provisions, except that we will elect to opt out of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards. This election is irrevocable.

Accordingly, the information that we provide you may be different than what you may receive from other public companies in which you hold equity interests.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. You should carefully consider the following risk factors, the risks described in “Risk Factors” and the other information in this prospectus before investing in our common units. Please also read “Cautionary Note Concerning Forward-Looking Statements.”

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

•	Our pro forma financial data are not necessarily representative of the results of what we would have achieved and may not be a reliable indicator of our future results.

•

The assumptions underlying the forecast of distributable cash flow that we include in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

•

Green Plains Trade will initially account for a substantial portion of our revenues. Therefore, we will be subject to the business risks of Green Plains Trade and, as a result of its direct ownership by our parent, to the business risks of our parent. If Green Plains Trade is unable to satisfy its obligations under the commercial agreements with us for any reason, our revenues would decline and our financial condition, results of operations, cash flows and ability to make distributions to our unitholders would be adversely affected.

•

Green Plains Trade may suspend, reduce or terminate its obligations under the commercial agreements with us in certain circumstances, which could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

•

Our parent will own and control our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including our parent and Green Plains Trade, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders.

•

Our partnership agreement restricts the remedies available to holders of our common units and our subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

•

Our unitholders have limited voting rights and are not entitled to elect our general partner or the board of directors of our general partner, which could reduce the price at which our common units will trade.

•	Immediately effective upon the closing of this offering, unitholders will experience substantial dilution of $ in tangible net book value per common unit.

•

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for U.S. federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.

•	Even if our unitholders do not receive any cash distributions from us, our unitholders will be required to pay taxes on their share of our taxable income.

The Transactions

We were formed in March 2015 by our parent to own, operate, develop and acquire ethanol and fuel storage tanks, terminals, transportation assets and other related assets and businesses. In connection with this offering, our parent will contribute our Predecessor and our other initial assets and operations to us.

Additionally, each of the following transactions have occurred or will occur in connection with this offering:

•

we will issue             common units and             subordinated units to our parent, representing an aggregate     % limited partner interest in us, and             general partner units, representing a 2% general partner interest in us, and all of our incentive distribution rights to our general partner;

•	we will issue common units to the public in this offering, representing a % limited partner interest in us, and will apply the net proceeds as described in “Use of Proceeds”;

•	we will enter into a new $ million revolving credit facility;

•	we will enter into a storage and throughput agreement and a transportation agreement with Green Plains Trade and assume terminaling agreements and leases for our railcars; and

•	we will enter into an omnibus agreement and an operational services and secondment agreement with our parent.

We have granted the underwriters a 30-day option to purchase up to an aggregate of             additional common units. The net proceeds from any exercise by the underwriters of their option to purchase additional common units from us will be used to redeem, from our parent, a number of common units equal to the number of common units issued upon exercise of the option at a price per common unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts and structuring fees. Accordingly, any exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

Organizational Structure After the Transactions

After giving effect to the transactions described above under “—The Transactions,” assuming the underwriters’ option to purchase additional common units from us is not exercised, our ownership will be held as follows:

Public common units	%
Parent common units	%
Parent subordinated units	%
General partner interest	2%

Total	100%

The following diagram depicts our organizational structure after giving effect to the transactions described above under “—The Transactions,” assuming the underwriters’ option to purchase additional common units from us is not exercised.

Management of Green Plains Partners LP

We are managed and operated by the board of directors and executive officers of Green Plains Holdings LLC, our general partner. Green Plains is the sole owner of our general partner and has the right to appoint the entire board of directors of our general partner, including the independent directors appointed in accordance with the listing standards of The NASDAQ Stock Market LLC, or NASDAQ. Unlike shareholders in a publicly-traded corporation, our unitholders will not be entitled to elect our general partner or the board of directors of our general partner. Many of the executive officers and directors of our general partner also currently serve as executive officers of Green Plains. For more information about the directors and executive officers of our general partner, please read “Management—Directors and Executive Officers of Green Plains Holdings LLC.”

In order to maintain operational flexibility, our operations will be conducted through, and our operating assets will be owned by, various operating subsidiaries. We may, in certain circumstances, contract with third parties to provide personnel in support of our operations. However, neither we nor our subsidiaries will have any employees. Our general partner is responsible for providing the personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by Green Plains, its affiliates or third parties. In addition, pursuant to the operational services and secondment agreement that will be entered into at the closing of this offering, certain of Green Plains’ employees (including our Chief Executive Officer) will be seconded to our general partner to provide management, maintenance and operational services with respect to our business. Substantially all of the personnel that will conduct our business immediately following the closing of this offering will be employed or contracted by our general partner, but we sometimes refer to these individuals in this prospectus as our employees because they provide services directly to us. Please read “Management.”

Principal Executive Offices and Internet Address

Our principal executive offices are located at 450 Regency Parkway, Suite 400, Omaha, Nebraska 68114, and our telephone number is (402) 884-8700. Following the completion of this offering, our website will be located at www.greenplainspartners.com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Duties

Under our partnership agreement, our general partner has a duty to manage us in a manner it believes is in the best interests of our partnership. However, because our general partner is a wholly-owned subsidiary of Green Plains, the officers and directors of our general partner also have a duty to manage the business of our general partner in a manner that they believe is in the best interests of Green Plains. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, including Green Plains, on the other hand. For example, our general partner will be entitled to make determinations that affect the amount of cash distributions we make to the holders of common units, which in turn has an effect on whether our general partner receives incentive distributions. In addition, our general partner may determine to manage our business in a way that directly benefits Green Plains’ businesses, rather than indirectly benefitting Green Plains solely through its ownership interests in us. All of these actions are permitted under our partnership agreement and will not be a breach of any duty (fiduciary or otherwise) of our general partner.

Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership, provided that partnership agreements may not eliminate the implied contractual covenant of good faith and fair dealing. Our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of the general partner and contractual methods of resolving conflicts of interest. The effect of these provisions is to restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duties. Our partnership agreement also provides that affiliates of our general partner, including Green Plains, are not restricted from competing with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement and consents to various actions and potential conflicts of interest contemplated in our partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law. Please read “Conflicts of Interest and Duties—Duties of the General Partner” for a description of the fiduciary duties imposed on our general partner by Delaware law, the replacement of those duties with contractual standards under our partnership agreement and certain legal rights and remedies available to holders of our common units and subordinated units. For a description of our other relationships with our affiliates, please read “Certain Relationships and Related Party Transactions.”

The Offering

Common units offered to the public	common units.

common units if the underwriters exercise in full their option to purchase additional common units from us.

Units outstanding after this offering	common units and subordinated units, representing an aggregate % limited partner interest in us. The general partner will own a 2% general partner interest in us.

Use of proceeds	We expect to receive net proceeds of approximately $ million from the sale of common units offered by this prospectus, based on an assumed initial public offering price of $ per common unit (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts, structuring fees and estimated offering expenses. We intend to use the net proceeds from this offering as follows:

•	$ million will be distributed to our parent;

•	$ million will be used to pay origination fees under our new revolving credit facility; and

•	$ million will be retained by us for general partnership purposes.

The net proceeds from any exercise by the underwriters of their option to purchase additional common units from us will be used to redeem from our parent a number of common units equal to the number of common units issued upon exercise of the option at a price per common unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts and structuring fees. Accordingly, any exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

Cash distributions	We intend to make a minimum quarterly distribution of $ per unit for each whole quarter, or $ per unit on an annualized basis, to the extent we have sufficient cash at the end of each quarter after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. We refer to the amount of such cash as “available cash.” Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions.”

For the quarter in which this offering closes, we will pay a prorated distribution on our units covering the period from the completion of this offering through , 2015, based on the actual number of days in that period.

In general, we will pay any cash distributions we make each quarter in the following manner:

•	first, 98% to the holders of common units and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $ plus any arrearages from prior quarters;

•	second, 98% to the holders of subordinated units, and 2% to our general partner until each subordinated unit has received a minimum quarterly distribution of $ ; and

•	third, 98% to all unitholders, pro rata, and 2% to our general partner until each unit has received a distribution of $ .

If cash distributions to our unitholders exceed per unit in any quarter, our general partner will receive, in addition to its 2% general partner interest, increasing percentages, up to 48%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” In certain circumstances, our general partner, as the initial holder of our incentive distribution rights, has the right to reset the target distribution levels described above to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

If we do not have sufficient available cash at the end of each quarter, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

We believe, based on our financial forecast and related assumptions included in “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Distributable Cash Flow for the Twelve Months Ending March 31, 2016,” that we will generate sufficient distributable cash flow for the twelve months ending March 31, 2016 to support the payment of the minimum quarterly distribution of $ per unit on all of our common units and subordinated units and the corresponding distributions on our general partner’s 2% general partner interest. However, we do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate, subject to the requirement in our partnership agreement to distribute all of our available cash, and there is no guarantee that we will make quarterly cash distributions to our unitholders. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Subordinated units

Our parent will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, the subordinated units will not be entitled to receive any distribution until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters during the subordination period. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after the date that we have earned and paid distributions of at least (1) $ (the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units and the corresponding distribution on our general partner’s 2% general partner interest for each of three consecutive, non-overlapping four quarter periods ending on or after , 2018, or (2) $ (150% of the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units and the corresponding distribution on our general partner’s 2% general partner interest and the related distributions on the incentive distribution rights for any four-quarter period ending on or after , 2016, in each case provided there are no arrearages in payment of the minimum quarterly distributions on our common units at that time.

The subordination period also will end upon the removal of our general partner other than for cause if no subordinated units or common units held by the holders of subordinated units or their affiliates are voted in favor of that removal.

When the subordination period ends, each outstanding subordinated unit will convert into one common unit, and common units will no longer be entitled to arrearages. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.”

Issuance of additional partnership interests	Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests and the options, rights, warrants and appreciation rights relating to partnership interests on such terms and conditions as our general partner shall determine, in its sole distribution, without the approval of our unitholders. Our unitholders will not have preemptive or participation rights to purchase their pro rata share of any additional partnership interests issued. Please read “Units Eligible for Future Sale” and “Our Partnership Agreement—Issuance of Additional Securities.”

Limited voting rights

Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, our parent will own     % of our total outstanding

common units and subordinated units on an aggregate basis (or     % of our total outstanding common units and subordinated units on an aggregate basis, if the underwriters exercise in full their option to purchase additional common units). This will give our parent the ability to prevent the removal of our general partner. Please read “Our Partnership Agreement—Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of our common units over the 20 trading days preceding the date that is three business days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. At the completion of this offering and assuming the underwriters’ option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately % of our common units. At the end of the subordination period (which could occur as early as within the quarter ending , 2016), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units) and the underwriters’ option to purchase additional common units from us is not exercised, our general partner and its affiliates will own % of our outstanding common units and therefore would not be able to exercise the call right at that time. Please read “Our Partnership Agreement—Limited Call Right.”

Estimated ratio of taxable income to distributions	We estimate that if our unitholders own their common units purchased in this offering through the record date for distributions for the period ending December 31, 2017, our unitholders will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be % or less of the cash distributed to our unitholders with respect to that period. For example, if our unitholders receive an annual distribution of $ per unit, we estimate that the average allocable federal taxable income per year will be no more than approximately $ per unit. Thereafter, the ratio of allocable taxable income to cash distributions to our unitholders could substantially increase. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions” for the basis of this estimate.

Material U.S. federal income tax consequences	Subject to the discussion under “Material U.S. Federal Income Tax Consequences—Partnership Status” and the limitations set forth therein, it is the opinion of Andrews Kurth LLP that we will be classified as a partnership for federal income tax purposes. As a result, we generally will incur no federal income tax liability. Instead, each of our unitholders will be required to take into account his share of items of our income, gain, loss and deduction in computing his federal income tax liability, regardless of whether cash distributions are made to him by us. Consequently, a unitholder may be liable for federal income taxes as a result of ownership of our units even if he has not received a cash distribution from us. Cash distributions by us to a unitholder generally will not give rise to income or gain.

For a discussion of the material U.S. federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Consequences.”

Exchange listing	We have applied to list our common units on the NASDAQ Global Market under the symbol “GPP.”

SUMMARY HISTORICAL AND PRO FORMA CONDENSED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table shows summary historical condensed consolidated financial and operating data of BlendStar LLC and its subsidiaries, our predecessor for accounting purposes, or our Predecessor, and summary unaudited pro forma condensed consolidated financial and operating data of Green Plains Partners LP for the periods and as of the dates indicated. The summary historical condensed consolidated financial data of our Predecessor as of and for the years ended December 31, 2014 and 2013 are derived from the audited consolidated financial statements of our Predecessor appearing elsewhere in this prospectus. The following tables should be read together with, and are qualified in their entirety by reference to, the historical consolidated and unaudited pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary unaudited pro forma condensed consolidated financial and operating data presented in the following table for the year ended December 31, 2014 are derived from the unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma consolidated balance sheet assumes the offering and the related transactions occurred as of December 31, 2014, and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2014 assumes the offering and the related transactions occurred as of January 1, 2014.

The unaudited pro forma consolidated financial statements give effect to the following:

•	our parent’s contribution of our Predecessor and our other initial assets and operations;

•	our issuance of common units and subordinated units to our parent;

•	our issuance of common units to the public in this offering, and application of the net proceeds as described in “Use of Proceeds;”

•	our entry into a new $ million revolving credit facility;

•	our entry into a storage and throughput agreement and a transportation agreement with Green Plains Trade and our assumption of our terminaling agreements and our leases for our railcars; and

•	our entry into an omnibus agreement and an operational services and secondment agreement with our parent.

For the years ended December 31, 2014 and 2013, our assets were part of the integrated operations of our parent and our Predecessor’s affiliates generally recognized only the costs, but not the revenue, associated with certain of the services provided to our parent on an intercompany basis. The unaudited pro forma consolidated financial statements do not give effect to (i) an estimated $2.0 million of annual incremental general and administrative expenses that we expect to incur as a result of being a separate publicly-traded partnership or (ii) $0.4 million of incremental allocated general and administrative expenses and $2.9 million of incremental operations and maintenance expenses that we will incur under the omnibus agreement and the operational services and secondment agreement, respectively, that we will enter into with our parent as of the closing of this offering.

For this reason, as well as the other factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Results,” our future results of operations will not be comparable to our Predecessor’s historical results.

	BlendStar LLC Historical		Partnership Pro Forma
	Year Ended December 31,		Year Ended December 31, 2014
	2014	2013
(in thousands, except per unit and operating data)			(unaudited)
Statements of Operations
Revenues
Affiliate revenues	$4,359	$3,853		$77,477
Non-affiliate revenues	8,484	7,179		8,484

Total revenues	12,843	11,032		85,961

Operating expenses
Operations and maintenance expenses	5,216	4,738		25,237
General and administrative expenses	1,403	1,296		1,403
Depreciation and amortization expense	2,568	2,731		5,596

Total operating expenses	9,187	8,765		32,236

Operating income	3,656	2,267		53,725

Other income (expense)
Interest income	75	50		75
Interest expense	(138)	(768)		(848)

Total other income (expense)	(63)	(718)		(773)

Income before income taxes	3,593	1,549		52,952
Income tax expense	1,339	587		—

Net income	2,254	962		52,952
Net income attributable to noncontrolling interests	121	48		—

Net income attributable to the Partnership	$2,133	$914		$52,952

General partner interest in net income			$
Common unitholders’ interest in net income			$
Subordinated unitholders’ interest in net income			$
Net income (loss) per common unit			$
Net income (loss) per subordinated unit			$

Balance Sheet Data (at period end)
Property and equipment, net	$18,568	$20,691		$39,943
Total assets	45,980	44,350
Total liabilities	10,287	11,175		12,252
Total member’s equity	35,693	33,175

Cash Flows Data
Net cash provided by (used in)
Operating activities	$4,284	$2,474
Investing activities	(547)	818
Financing activities	264	(1,941)

Other Financial Data
Adjusted EBITDA	$6,299	$5,048		$59,396
Operating Data
Product Throughput (mmgy)
Ethanol	288.6	287.6		1,254.8
Other fuels	28.7	20.7		28.7
Other products	7.5	5.5		7.5

Total	324.8	313.8		1,291.0

The following table presents the non-GAAP financial measure of Adjusted EBITDA, which we use in evaluating the performance of our business, and a reconciliation to our most directly-comparable financial measure calculated and presented in accordance with GAAP. For a definition of Adjusted EBITDA, please read “Selected Historical and Pro Forma Condensed Consolidated Financial and Operating Data—Non-GAAP Financial Measure.”

	BlendStar LLC Historical		Partnership Pro Forma
	Year Ended December 31,		Year Ended December 31, 2014
	2014	2013
(in thousands)			(unaudited)
Reconciliation of Net Income to Adjusted EBITDA
Net income	$2,254	$962	$52,952
Add:
Interest expense	138	768	848
Depreciation and amortization expense	2,568	2,731	5,596
Income tax expense	1,339	587	—

Adjusted EBITDA	$6,299	$5,048	$59,396

RISK FACTORS

Investing in our common units involves a high degree of risk. You should carefully consider the risks described below together with the other information set forth in this prospectus before making an investment decision. Any of the following risks and uncertainties could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders. If that occurs, we might not be able to pay distributions on our common units, the trading price of our common units could decline materially, and you could lose all or part of your investment. Although many of our business risks are comparable to those faced by a corporation engaged in a similar business, limited partner interests are inherently different from the capital stock of a corporation and involve additional risks described below. The risks discussed below are not the only risks we face. We may experience additional risks and uncertainties not currently known to us or as a result of developments occurring in the future. Conditions that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

Risks Related to Our Business and Industry

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

In order to pay the minimum quarterly distribution of $         per unit per quarter, or $         per unit on an annualized basis, we will require available cash of approximately $         million per quarter, or approximately $         million per year, based on the 2% general partner interest and the number of common units and subordinated units to be outstanding immediately after completion of this offering. We may not have sufficient available cash each quarter to enable us to pay the minimum quarterly distribution. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the volume of ethanol and other fuels that we handle;

•	the fees with respect to the volumes and usage that we handle;

•	our entitlement to payments associated with the minimum commitments under our commercial agreements with Green Plains Trade;

•	timely payments under the commercial agreements by Green Plains Trade and other third parties; and

•	prevailing economic conditions.

In addition, the actual amount of cash we will have available for distribution will also depend on other factors, some of which are beyond our control, including:

•	the amount of our operating expenses and general and administrative expenses, including reimbursements to our general partner in respect of those expenses;

•	the level of capital expenditures we make;

•	the cost of acquisitions and organic growth projects, if any;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions that are expected to be contained in our new revolving credit facility and other debt service requirements;

•	the amount of cash reserves established by our general partner; and

•	other business risks affecting our cash levels.

Our pro forma financial data are not necessarily representative of the results of what we would have achieved and may not be a reliable indicator of our future results.

Our pro forma financial data included in this prospectus may not reflect what our financial condition would have been had we been a standalone company during the periods presented or what our financial condition will be in the future. The pro forma financial data we have included in this prospectus are based in part upon a number of estimates and assumptions. These estimates and assumptions may prove not to be accurate, and accordingly, our pro forma financial data should not be assumed to be indicative of what our financial condition actually would have been as a standalone company and may not be a reliable indicator of what our financial condition actually may be in the future.

The assumptions underlying the forecast of distributable cash flow that we include in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

The forecast of distributable cash flow set forth in “Our Cash Distribution Policy and Restrictions on Distributions” includes our forecasted results of operations, Adjusted EBITDA and distributable cash flow for the twelve months ending March 31, 2016. Our ability to pay the full minimum quarterly distribution in the forecast period is based upon a number of assumptions that are discussed in “Our Cash Distribution Policy and Restrictions on Distributions” that may not prove to be correct. The forecast has been prepared by our management. Neither our independent registered public accounting firm nor any other independent accountants have examined, compiled or performed any procedures with respect to the forecast nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for the forecast. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If we do not achieve the forecasted results, we may not be able to pay the full minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Green Plains Trade will initially account for a substantial portion of our revenues. Therefore, we will be subject to the business risks of Green Plains Trade and, as a result of its direct ownership by our parent, to the business risks of our parent. If Green Plains Trade is unable to satisfy its obligations under the commercial agreements with us for any reason, our revenues would decline and our financial condition, results of operations, cash flows and ability to make distributions to our unitholders would be adversely affected.

We will enter into a storage and throughput agreement and a transportation agreement with Green Plains Trade in connection with this offering. Green Plains Trade’s obligations under such commercial agreements will be guaranteed by our parent. Additionally, upon the contribution of BlendStar LLC to us at the closing of this offering, we will assume all of our Predecessor’s terminaling agreements with Green Plains Trade. Green Plains Trade will initially account for a substantial portion of our revenues for the foreseeable future and therefore we will be subject to the risk of nonpayment or nonperformance by Green Plains Trade and our parent under the commercial agreements. Any event, whether related to our operations or otherwise, that materially and adversely affects Green Plains Trade’s or our parent’s financial condition, results of operations or cash flows may adversely affect our ability to sustain or increase cash distributions to our unitholders. Accordingly, we will be indirectly subject to the following operational and business risks of our parent and its subsidiaries (including Green Plains Trade), among others:

•	the price volatility of corn, natural gas, ethanol, distillers grains, corn oil and crude oil and our parent’s ability to manage the spread among the prices for such commodities;

•	our parent’s risk management strategies, including hedging transactions that may limit its gain and expose it to other risks;

•	Green Plains Trade’s liquidity could be materially and adversely affected if third parties are unable to make payments for their sales;

•	the ethanol industry’s dependency on government usage mandates for blending ethanol with gasoline which influences ethanol production and ethanol prices;

•	our parent’s indebtedness may limit its ability to obtain additional financing, and our parent may also face difficulties complying with the terms of its debt agreements;

•	covenants and events of default in our parent’s debt agreements could limit its ability to undertake certain types of transactions and adversely affect its liquidity;

•	our parent has capital needs and planned and unplanned maintenance expenses for which its internally generated cash flows and other sources of liquidity may not be adequate;

•	the dangers inherent in our parent’s operations could cause disruptions and could expose our parent to potentially significant losses, costs or liabilities;

•	environmental risks, incidents and violations that could give rise to material remediation costs, fines and other liabilities;

•

our parent may incur significant costs to comply with state and federal environmental, economic, health and safety, energy and other laws, policies and regulations and any changes in those laws, policies and regulations;

•	a material decrease in the supply of corn available to our parent’s ethanol production plants could significantly reduce its production levels;

•

demand for ethanol is uncertain and may be affected by changes to federal mandates, public perception, consumer acceptance and overall consumer demand for transportation fuel which would affect our parent’s results of operations;

•	increased federal support of cellulosic ethanol may result in reduced competitiveness of our parent’s corn-derived ethanol production;

•

replacement technologies under development may result in the obsolescence of corn-derived ethanol or our parent’s process systems which would materially impact our parent’s operations, cash flow and financial position;

•

severe weather, including earthquakes, floods, fire and other natural disasters, could cause damage to our parent’s ethanol production plants, disrupt our parent’s operations or interrupt the supply of our parent’s corn supply for its ethanol production plants and our parent’s ability to distribute ethanol;

•	our parent could incur substantial costs or disruptions in its business if it cannot obtain or maintain necessary permits and authorizations on favorable terms;

•	Green Plains Trade could incur substantial penalties if it inadvertently traded or trades ethanol with invalid renewable identification numbers, or RINs;

•

our parent could incur substantial costs in order to generate or obtain the necessary number of RINs credits in connection with mandates to blend renewable fuels into the petroleum fuels produced and sold in the United States;

•	our parent may be required to provide remedies for the delivery of off-specification ethanol, distillers grains or corn oil;

•

competition in the ethanol industry is intense, and an increase in competition in the areas in which our parent’s ethanol is sold, or an increase in foreign ethanol production, could adversely affect our parent’s sales and profitability;

•	general economic conditions;

•	our parent’s insurance policies do not cover all losses, costs or liabilities that our parent may experience;

•	our parent could be subject to damages based on claims brought by its customers or lose customers as a result of a failure of its products to meet certain quality specifications;

•	the loss by our parent of any of its key personnel; and

•	terrorist attacks, cyber-attacks, threats of war or actual war.

Any event that materially and adversely affects Green Plains Trade’s financial condition, results of operations or cash flows, including any event that materially and adversely affects our parent, may adversely affect our ability to sustain or increase cash distributions to our unitholders.

Ethanol production and marketing is a highly competitive business subject to changing market demands and regulatory environments. Any change in our parent’s business or financial strategy to meet such demands or requirements may negatively impact our parent’s financial condition, results of operations or cash flows and, in turn, may adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

Ethanol production, storage and transportation, and marketing is highly competitive. In the United States, our parent’s operations compete with other corn processors and refiners. Some of our parent’s competitors are larger than our parent, and there are also many smaller competitors. Farm cooperatives comprised of groups of individual farmers have been able to compete successfully in the ethanol production industry. As of December 31, 2014, the top ten domestic producers accounted for approximately 52% of all production, with production capacities ranging from approximately 300 mmgy to 1,800 mmgy. If our parent’s competitors consolidate or otherwise grow or our parent is unable to similarly increase its size and scope, our parent’s business and prospects may be significantly and adversely affected. Additionally, there is a risk of foreign competition in the ethanol industry. Foreign producers, including those in Brazil, the second largest ethanol producer in the world, may be able to produce ethanol at lower input costs, including costs of feedstock, facilities and personnel, than our parent.

Additionally, our parent may consider opportunities presented by third parties with respect to its assets covering the ethanol value chain, including its ethanol production plants. These opportunities may include offers to purchase assets and joint venture propositions. Our parent may also change the focus of its operations by developing new facilities, suspending or reducing certain operations, modifying or closing facilities or terminating operations. Changes may be considered to meet market demands, to satisfy regulatory requirements or environmental and safety objectives, to improve operational efficiency or for other reasons. Our parent actively manages its assets and operations, and, therefore, changes of some nature, possibly material to its business relationship with us, are likely to occur at some point in the future. No such changes will be subject to our consent.

A change in our parent’s business or financial strategy, contractual obligations or risk profile may negatively impact its financial condition, results of operations, cash flows or creditworthiness. In turn, our cash flows from our commercial agreements with Green Plains Trade and, therefore, our ability to sustain or increase cash distributions to our unitholders may be materially and adversely affected. Moreover, our credit rating may be adversely affected by a decline in our parent’s creditworthiness, increasing our borrowing costs or hindering our ability to access the capital markets. Please read “—Our parent’s existing debt arrangements requiring them to abide by certain restrictive loan covenants may adversely affect our ability to grow our business, our ability to pay cash distributions to our unitholders and our credit ratings and profile. Our ability to obtain credit in the future may also be affected by our parent’s credit ratings.” A third-party purchaser may identify alternative service providers and opt for minimum volume commitments or minimum railcar take-or-pay usage or decide to allow the commercial agreements to expire at the end of the original term. Such third party may also operate the ethanol production plants in a suboptimal manner, increasing the frequency of turnarounds and reducing capacity utilization.

Furthermore, conflicts of interest may arise between our general partner and its affiliates, including our parent and Green Plains Trade, on the one hand, and us and our unitholders, on the other hand. Please read “—Green Plains Trade may suspend, reduce or terminate its obligations under the commercial agreements with us in certain circumstances, which could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.”

We have no control over our parent or Green Plains Trade, which are currently our primary source of revenue and primary customers, and our parent and Green Plains Trade may elect to pursue a business strategy that does not favor us and our business. Please read “Risk Factors—Risks Related to an Investment in Us.”

Our substantial dependence on our parent’s ethanol production plants could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

We believe that a substantial portion of our revenues for the foreseeable future will be derived from operations supporting our parent’s ethanol production plants. Any event that renders these ethanol production plants temporarily or permanently unavailable or that temporarily or permanently reduces production rates at any of these ethanol production plants could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

Green Plains Trade may suspend, reduce or terminate its obligations under the commercial agreements with us in certain circumstances, which could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

Our commercial agreements with Green Plains Trade will include provisions that permit Green Plains Trade to suspend, reduce or terminate its obligations under the agreements if certain events occur. These events include a material breach of such agreements by us, as well as our being subject to certain force majeure events that would prevent us from performing required services under such agreement.

As defined in each of our commercial agreements, force majeure events include any acts or occurrences that prevent services from being performed under the applicable commercial agreement, such as:

•	federal, state, county, or municipal orders, rules, legislation, or regulations;

•	acts of God, including fires, floods, storms, earthquakes or other severe weather events;

•	compliance with orders of courts or any governmental authorities;

•	explosions, wars, terrorist acts or riots;

•	strikes, lockouts or other industrial disturbances; and

•

events or circumstances similar to those above (including disruption of service provided by third parties) that prevent a party’s ability to perform its obligations under the agreement, to the extent that such events or circumstances are beyond the party’s reasonable control.

Accordingly, under the commercial agreements there will be a broad range of events that could result in our no longer being required to store, throughput or transport Green Plains Trade’s minimum commitments and Green Plains Trade no longer being required to pay the full amount of fees that would have been associated with its minimum commitments. Additionally, we have no control over the business decisions of our parent or Green Plains Trade, and conflicts of interest may arise between our general partner and its affiliates, including our parent and Green Plains Trade, on the one hand, and us and our unitholders, on the other hand. Neither our parent nor Green Plains Trade is required to pursue a business strategy that favors us or utilizes our assets and they could elect to decrease ethanol production or shutdown or reconfigure an ethanol production plant. Furthermore, a single event or business decision relating to one of our parent’s ethanol production plants could have an impact on the commercial agreements with us. These actions, as well the other activities described above, could result in a reduction or suspension of Green Plains Trade’s obligations under the commercial agreements. Any such reduction or suspension would have a material adverse effect on our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders. Please read “Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions—Commercial Agreements.”

If Green Plains Trade satisfies only its minimum commitments under the commercial agreements between Green Plains Trade and us that provide for minimum commitments, or if we are unable to renew or extend any commercial agreements with Green Plains Trade, our ability to make distributions to our unitholders will be reduced.

Neither our parent nor Green Plains Trade is obligated to use our services with respect to volumes of ethanol in excess of the applicable minimum commitment under the respective commercial agreements. Our ability to distribute the minimum quarterly distribution to our unitholders will be adversely affected if we do not receive, store, transfer, transport or deliver additional volumes for Green Plains Trade or other third parties at our ethanol storage facilities, at our fuel terminal facilities or on our railcars.

In addition, the remaining primary term of Green Plains Trade’s obligations under each agreement extends ten years in the case of the storage and throughput agreement, up to approximately 2.5 years in the case of the terminaling agreements that provide for minimum commitments, and for six years in the case of the transportation agreement, from the completion of this offering. If, at the end of the remaining primary term, our parent and Green Plains Trade elect not to extend these agreements and, as a result, fail to use our assets and we are unable to generate additional revenues from third parties, our ability to pay cash distributions to our unitholders will be reduced. Furthermore, any renewal of the commercial agreements with Green Plains Trade may not be on favorable commercial terms. For example, depending on prevailing market conditions at the time of contract renewal, Green Plains Trade may desire to enter into contracts under different fee arrangements. To the extent we are unable to renew the commercial agreements with Green Plains Trade on terms that are favorable to us, our revenue and cash flows could decline and our ability to pay cash distributions to our unitholders could be materially and adversely affected.

We do not own our railcar fleet and our railcar assets are subject to lease agreements with several lessors. If some or all of our lease agreements are terminated or are not renewed, or if we are unable to enter into new lease agreements on suitable terms, our ability to make distributions to our unitholders may be reduced.

Our fleet of railcars is leased by us from several lessors pursuant to lease agreements with remaining terms ranging from less than one year to approximately six years with a weighted average term of 3.5 years as of December 31, 2014. Upon the expiration of the term of a railcar lease agreement, the leased railcars will no longer be subject to the transportation agreement. 4.7%, 40.8%, 5.1% and 10.5% of our current leased railcar fleet have terms that will expire in the years ended December 31, 2015, 2016, 2017 and 2018, respectively, or approximately 61.1% of our total current fleet during that time frame. If at the end of the terms under the lease agreements we or the applicable lessor do not elect to renew or extend the lease agreements and we are unable to find replacement railcars on suitable terms, our ability to pay cash distributions to our unitholders may be reduced. Furthermore, any renewal or extension of the lease agreements or any replacement lease agreements may not be on favorable commercial terms. To the extent we are unable to renew, replace or enter into such lease agreements on terms that are favorable to us, our revenues and cash flows could decline and our ability to pay cash distributions to our unitholders could be materially and adversely affected.

Railcars used to transport ethanol and other fuels may need to be retrofitted or replaced to meet potential new rail safety standards.

The U.S. ethanol industry has long relied on railroads to deliver its product to market. We have approximately 2,200 leased railcars. These leased railcars may need to be retrofitted or replaced if new regulations proposed by the U.S. Department of Transportation, or DOT, to address concerns related to safety are adopted, which could in turn cause a shortage of compliant railcars. The proposed regulations call for a phase out within four years of the use of legacy DOT-111 tank cars for transporting highly-flammable liquids, including ethanol. According to the proposed rule, the DOT expects about 66,000 tank cars to be retrofitted and about 23,000 tank cars to be shifted to transporting other liquids. The Canadian government has also proposed that its nation’s rail shippers use sturdier tank cars for transportation of crude oil and ethanol. Adoption of the proposed regulations, which could result in upgrades or replacements of our railcars, would likely have an adverse effect on our operations as lease costs for railcars would likely increase. Additionally, existing railcars could be out of service for a period of time while such upgrades are made, tightening supply in an industry that is highly dependent on such railcars to transport its product.

Rail logistical problems may cause delays in the transportation of our products which could negatively impact our financial performance.

There has been an increase in rail traffic congestion throughout the United States primarily due to the increase in cargo trains carrying crude oil from shale plays. High demand and an unusually harsh winter resulted in rail delays and rail logistical problems during the year ended December 31, 2014. Rail delays have caused some ethanol plants to slow or suspend production. Due to the location of our parent’s ethanol production plants, we were not materially affected by these logistical problems. However, if inadequate rail logistics continue to persist, we may face delays in returning railcars to our parent’s ethanol production plants, which may affect our ability to transport product, which in turn could have a negative effect on our financial performance.

The ethanol industry is dependent on government usage mandates affecting ethanol production and any changes to such regulation could adversely affect the market for ethanol and our results of operations.

The domestic market for ethanol is impacted by federal mandates for blending ethanol with gasoline. The RFS II statutory mandate level for conventional biofuels for 2014 was 14.4 billion gallons. Future demand will be largely dependent upon the economic incentives to blend based upon the relative value of gasoline versus ethanol, taking into consideration the relative octane value of ethanol, environmental requirements and the RFS II mandate. Any significant increase in production capacity beyond the RFS II mandated level may have an adverse impact on ethanol prices.

Due primarily to drought conditions in 2012 and claims that the blending of ethanol into the motor fuel supply would be constrained by the market’s unwillingness to accept greater than ten percent ethanol blends, or the blend wall, legislation aimed at reducing or eliminating the renewable fuel use required by RFS II was introduced in Congress. On April 10, 2013 the Renewable Fuel Standard Elimination Act was introduced as H.R. 1461. The bill was intended to repeal RFS II. Also introduced on April 10, 2013 was the RFS Reform Bill, H.R. 1462, which would have prohibited more than ten percent ethanol in gasoline and reduced the RFS II mandated volume of renewable fuel. On May 14, 2013, the Domestic Alternatives Fuels Act of 2013 was introduced in the U.S. House of Representatives as H.R. 1959 to allow ethanol produced from natural gas to be used to meet the RFS II mandate. These bills failed to make it out of congressional committee and were not enacted into law. We believe RFS II is a significant component of national energy policy that reduces dependence on foreign oil by the United States. Our parent’s operations could be adversely impacted if legislation reducing the RFS II mandate is enacted, which could in turn adversely impact our business.

Additionally, under the provisions of the Energy Independence and Security Act of 2007, or EISA, the U.S. Environmental Protection Agency, or EPA, has the authority to waive the mandated RFS II requirements in whole or in part. To grant the waiver, the EPA administrator must determine, in consultation with the Secretaries of Agriculture and Energy, that one of two conditions has been met: (1) there is inadequate domestic renewable fuel supply or (2) implementation of the requirement would severely harm the economy or environment of a state, region or the United States.

On November 21, 2014, the EPA announced that it would not finalize 2014 applicable percentage standards under the RFS II before the end of 2014. In light of this delay in issuing the 2014 RFS standards, the compliance demonstration deadline for the 2013 RFS standards will take place in 2015. The EPA will be making modifications to ensure that RINs generated in 2012 are valid for demonstrating compliance with the 2013 applicable standards. The EPA recently reached a settlement in connection with a lawsuit filed against the agency in March 2015 alleging that EPA failed to meet congressionally-mandated RFS deadlines. According to the proposed consent decree, filed on April 10, 2015 with the U.S. District Court for the District of Columbia, the EPA must issue volume requirements for 2015 by June 1, 2015 and finalize requirements for 2014 and 2015 by November 30, 2015. Outside the scope of the consent decree, EPA also committed to propose RFS volume requirements for 2016 by June 1, 2015 and to finalize those requirements by November 30, 2015.

To measure compliance with RFS II, RINs are generated and are attached to renewable fuels, such as the ethanol our parent produces and that we store, and detached when the renewable fuel is blended into the transportation fuel supply. Detached RINs may be retired by obligated parties to demonstrate compliance with RFS II or may be separately traded in the market. The market price of detached RINs may affect the price of ethanol in certain U.S. markets as obligated parties may factor these costs into their purchasing decisions. Moreover, at certain price levels for various types of RINs, it becomes more economical to import foreign sugar cane ethanol. If changes to RFS II result in significant changes in the price of various types of RINs, it could negatively affect the price of ethanol, which could adversely affect our parent’s operations, which could in turn adversely impact our business.

Federal law mandates the use of oxygenated gasoline in the winter in areas that do not meet Clean Air Act standards for carbon monoxide. If these mandates are repealed, the market for domestic ethanol could be diminished. Additionally, flexible-fuel vehicles receive preferential treatment in meeting corporate average fuel economy standards, or CAFE standards. However, high blend ethanol fuels such as E85, a blend of ethanol and gasoline composed of up to 85% ethanol, result in lower fuel efficiencies. Absent the CAFE preferences, it may be unlikely that auto manufacturers would build flexible-fuel vehicles. Any change in these CAFE preferences could reduce the growth of E85 markets and result in lower ethanol prices, which could adversely impact our parent’s, and consequently our, operating results.

To the extent that such federal or state laws or regulations are modified, the demand for ethanol may be reduced, which could negatively and materially affect our ability to operate profitably.

We may not be able to increase our third-party revenues significantly or at all due to competition and other factors, which could limit our ability to grow and extend our dependence on our parent.

Part of our growth strategy includes diversifying our customer base by acquiring or developing new assets independently from our parent. Our ability to increase our third-party revenue is subject to numerous factors beyond our control, including competition from third parties and the extent to which we lack available capacity when third parties require it.

We can provide no assurance that we will be able to attract any material third-party service opportunities. Our efforts to attract new unaffiliated customers may be adversely affected by (1) our relationship with our parent, (2) our desire to provide services pursuant to fee-based contracts, (3) our parent’s operational requirements at its ethanol production plants and (4) our expectation that our parent will continue to utilize substantially all of the available capacity of our assets. Our potential customers may prefer to obtain services under other forms of contractual arrangements under which we would be required to assume direct commodity exposure. In addition, we will need to establish a reputation among our potential customer base for providing high-quality service in order to successfully attract unaffiliated third parties.

If we are unable to make acquisitions on economically acceptable terms from third parties, our future growth would be limited, and any acquisitions we may make may reduce, rather than increase, our cash flows and ability to make distributions to our unitholders.

A portion of our strategy to grow our business and increase distributions to our unitholders is dependent on our ability to acquire businesses or assets that increase our cash flows. The acquisition component of our growth strategy is based, in large part, on our expectation of ongoing divestitures of complementary assets by industry participants, including in conjunction with acquisitions by our parent. A material decrease in such divestitures would limit our opportunities for future acquisitions and could adversely affect our ability to grow our operations and increase cash distributions to our unitholders. If we are unable to make acquisitions from third parties because we are unable to identify attractive acquisition candidates, negotiate acceptable purchase contracts, obtain financing for these acquisitions on economically acceptable terms or we are outbid by competitors, our future growth and ability to increase distributions will be limited. Furthermore, even if we do consummate acquisitions that we believe will be accretive, they may in fact result in a decrease in cash flows. Any acquisition involves potential risks, including, among other things:

•	mistaken assumptions about revenues and costs, including synergies;

•	an inability to integrate successfully the businesses or assets we acquire;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt financing;

•	the diversion of management’s attention from other business concerns;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and our unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

Our right of first offer to acquire any of our parent’s new ethanol storage assets, fuel terminal facilities or ethanol or transportation fuel assets is subject to risks and uncertainty, and ultimately we may not acquire any of those assets.

Under our omnibus agreement we will be granted a five-year right of first offer on any (1) ethanol storage or terminal assets that our parent may acquire or construct in the future, (2) on any fuel storage or terminal facilities that our parent may acquire or construct in the future, and (3) ethanol and fuel transportation assets that our parent currently owns or may acquire in the future, before selling or transferring any of those assets to any third party. We do not have a current agreement or understanding with our parent to purchase any assets covered by our right of first offer. The consummation and timing of any future acquisitions of these assets will depend upon, among other things, our parent’s willingness to offer these assets for sale, our ability to negotiate acceptable purchase agreements and commercial agreements with respect to the assets and our ability to obtain financing on acceptable terms. We can offer no assurance that we will be able to successfully consummate any future acquisitions pursuant to our right of first offer. In addition, certain of the assets may require substantial capital expenditures in order to maintain compliance with applicable regulatory requirements or otherwise make them suitable for our commercial needs. For these or a variety of other reasons, we may decide not to exercise our right of first offer if and when any assets are offered for sale. Our decision will not be subject to unitholder approval. Please read “Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions—Omnibus Agreement.”

Any inability to maintain required regulatory permits may impede or completely prohibit our parent’s and our operations. Additionally, any change in environmental and safety regulations, or violations thereof, could impede each of our parent’s and our ability to successfully operate our respective businesses.

Our and our parent’s operations are subject to extensive air, water and other environmental regulation. Our parent has had to obtain a number of environmental permits to construct and operate its ethanol production plants. Ethanol production involves the emission of various airborne pollutants, including particulate, carbon dioxide, oxides of nitrogen, hazardous air pollutants and volatile organic compounds. In addition, the governing state agencies could impose conditions or other restrictions in the permits that are detrimental to our parent and us or which increase our parent’s costs above those required for profitable operations. Any such event could have a material adverse effect on our operations, cash flows and financial position.

Environmental laws and regulations, both at the federal and state level, are subject to change and changes can be made retroactively. It is possible that more stringent federal or state environmental rules or regulations could be adopted, which could increase our operating costs and expenses. Consequently, even if we and our parent have the proper permits at the present time, each of us may be required to invest or spend considerable resources to comply with future environmental regulations. Furthermore, ongoing operations are governed by the U.S. Occupational Safety and Health Administration, or OSHA. OSHA regulations may change in a way that increases each of our costs of operations. If any of these events were to occur, they could have an adverse impact on our operations, cash flows and financial position.

Part of our business is regulated by environmental laws and regulations governing the labeling, use, storage, discharge and disposal of hazardous materials. Because we use and handle hazardous substances in our businesses, changes in environmental requirements or an unanticipated significant adverse environmental event could have an adverse effect on our business. While we strive to ensure compliance, we cannot assure you that we have been, or will at all times be, in compliance with all environmental requirements, or that we will not incur material costs or liabilities in connection with these requirements. Private parties, including current and former employees, could bring personal injury or other claims against us due to the presence of, or exposure to, hazardous substances used, stored or disposed of by us, or contained in its products. We are also exposed to residual risk because some of our facilities and land may have environmental liabilities arising from their prior use. In addition, changes to environmental regulations may require us to modify existing facilities and could significantly increase the cost of those operations.

Restrictions in our new revolving credit facility could adversely affect our business, results of operations, ability to make distributions to our unitholders and the value of our units.

We will be dependent upon the earnings and cash flow generated by our operations in order to meet our debt service obligations and to allow us to pay cash distributions to our unitholders. The operating and financial restrictions and covenants in our new revolving credit facility or in any future financing agreements could restrict our ability to finance future operations or capital needs or to expand or pursue our business activities, which may, in turn, limit our ability to pay cash distributions to our unitholders. For example, we expect our new revolving credit facility will restrict our ability to, among other things:

•	make certain cash distributions;

•	incur certain indebtedness;

•	create certain liens;

•	make certain investments;

•	merge or sell certain of our assets; and

•	expand the nature of our business.

Furthermore, we expect that our new revolving credit facility will contain covenants requiring us to maintain certain financial ratios. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Credit Facility” for additional information about our new revolving credit facility.

The provisions of our new revolving credit facility may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our new revolving credit facility could result in an event of default that could enable our lenders, subject to the terms and conditions of our new revolving credit facility, to declare the outstanding principal of that debt, together with accrued interest, to be immediately due and payable and/or to proceed against the collateral granted to them to secure such debt. If there is a default or event of default under our debt the payment of our debt is accelerated, defaults under our other debt instruments, if any, may be triggered, and our assets may be insufficient to repay such debt in full. Therefore, the holders of our units could experience a partial or total loss of their investment. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity.”

Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

Our future level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures or other purposes may be impaired, or such financing may not be available on favorable terms;

•	our funds available for operations, future business opportunities and distributions to our unitholders will be reduced by that portion of our cash flow required to service our debt;

•	we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service any future debt, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, organic growth projects, investments or capital expenditures, selling assets or issuing equity. We may not be able to effect any of these actions on satisfactory terms or at all.

Our parent’s existing debt arrangements requiring them to abide by certain restrictive loan covenants may adversely affect our ability to grow our business, our ability to pay cash distributions to our unitholders and our credit ratings and profile. Our ability to obtain credit in the future may also be affected by our parent’s credit ratings.

Our parent must devote a portion of its cash flows from operating activities to service its indebtedness. A higher level of indebtedness at our parent in the future increases the risk that its subsidiary, Green Plains Trade, may default on its obligations under the commercial agreements with us. As of December 31, 2014, our parent had long-term indebtedness and capitalized lease obligations (including current portion) of approximately $400 million. Despite its current debt levels, our parent and its subsidiaries may incur additional debt in the future, including secured debt. Our parent and certain of its subsidiaries (including Green Plains Trade) are not currently restricted under the terms of its debt from incurring additional debt, pledging assets, recapitalizing its debt or taking a number of other actions that are not limited by the terms of the debt but that could diminish its ability to make payments thereunder.

Our parent’s existing and future debt arrangements, as applicable, may limit its ability to, among other things, incur additional indebtedness, make capital expenditures above certain limits, pay dividends or distributions, merge or consolidate, or dispose of substantially all of its assets, and may directly or indirectly impact our operations in a similar manner. Our parent is also required to maintain specified financial ratios, including minimum cash flow coverage, minimum working capital and minimum net worth. Some of its loan agreements require it to utilize a portion of any excess cash flow generated by operations to prepay the respective term debt. A breach of any of these covenants or requirements could result in a default under its loan agreements. If any of its subsidiaries default, and if such default is not cured or waived, our parent’s lenders could, among other remedies, accelerate their debt and declare that debt immediately due and payable. If this occurs, our parent may not be able to repay such debt or borrow sufficient funds to refinance. Even if new financing is available, it may not be on terms that are acceptable. No assurance can be given that the future operating results of our parent’s subsidiaries will be sufficient to achieve compliance with such covenants and requirements, or in the event of a default, to remedy such default.

Furthermore, our parent granted liens on substantially all of its assets as part of the terms of its outstanding indebtedness. Thus, in the event that our parent was to default under certain of its debt obligations, there is a risk that our parent’s creditors would assert claims against us with respect to our contracts with Green Plains Trade, our parent’s assets, and Green Plains Trade’s ethanol and other product we throughput and handle during the litigation of their claims. The defense of any such claims could be costly and could materially impact our financial condition, even absent any adverse determination. In the event these claims were successful, Green Plains Trade’s ability to meet its obligations under our commercial agreements and our ability to make distributions and finance our operations could be materially adversely affected.

If rating agencies downgrade our parent’s credit rating or if disruptions in credit markets were to occur, the cost of debt under its existing financing arrangements, as well as future financing arrangements and borrowings, could increase. Access to capital markets could become unavailable or may only be available under less favorable terms. A downgrade of our parent’s credit ratings may also affect its ability to trade with various commercial counterparties, including us, or cause its counterparties, including us, to require other forms of credit support. In addition, although we will not have any indebtedness rated by any credit rating agency at the closing of this offering, we may have rated debt in the future. Credit rating agencies will likely consider our parent’s debt ratings when assigning ours because of the significant commercial relationship between our parent and us, and our reliance on our parent for a substantial portion of our revenues. If one or more credit rating agencies were to downgrade the outstanding indebtedness of our parent, we could experience an increase in our borrowing costs or difficulty accessing the capital markets. Such a development could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

Our assets and operations are subject to federal, state, and local laws and regulations relating to environmental protection and safety that could require us to make substantial expenditures which could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

Our assets and operations involve the receipt, storage, transfer, transportation and delivery of ethanol and other fuels, which is subject to increasingly stringent federal, state and local laws and regulations governing operational safety and the discharge of materials into the environment. Our business involves the risk that ethanol and other fuels may gradually or suddenly be released into the environment. To the extent not covered by insurance or an indemnity, responding to the release of regulated substances, including releases caused by third parties, into the environment may cause us to incur potentially material expenditures related to response actions, government penalties, natural resources damages, personal injury or property damage claims from third parties and business interruption.

Our operations are also subject to increasingly strict federal, state and local laws and regulations related to protection of the environment that require us to comply with various safety requirements regarding the design, installation, testing, construction and operational management of our assets. Compliance with such laws and regulations may cause us to incur potentially material capital expenditures associated with the construction, maintenance and upgrading of equipment and facilities. Environmental laws and regulations, in particular, are subject to frequent change, and many of them have become and will continue to become more stringent.

We could incur potentially significant additional expenses should we determine that any of our assets are not in compliance with applicable laws and regulations. Our failure to comply with these or any other environmental or safety-related regulations could result in the assessment of administrative, civil or criminal penalties, the imposition of investigatory and remedial liabilities and the issuance of injunctions that may subject us to additional operational constraints. Any such penalties or liabilities could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions. For a further discussion of the environmental regulations to which our operations are subject and the potential effects of noncompliance, please read “Business—Environmental Regulation.”

Meeting the requirements of evolving environmental, health and safety laws and regulations, and in particular those related to climate change, could adversely affect our financial performance.

Our parent’s ethanol production plants emit carbon dioxide as a by-product of the ethanol production process. In 2007, the U.S. Supreme Court classified carbon dioxide as an air pollutant under the Clean Air Act in a case seeking to require the EPA to regulate carbon dioxide in vehicle emissions. On February 3, 2010, the EPA released its final regulations on RFS II. Our parent believes that these final regulations grandfather its ethanol production plants at their current authorized capacity, though expansion of its ethanol production plants may need to meet a threshold of a 20% reduction in greenhouse gas, or GHG, emissions from a 2005 baseline measurement for the ethanol over current capacity to be eligible for the RFS II mandate. In order to expand capacity at our parent’s ethanol production plants, our parent may be required to obtain additional permits, achieve EPA “efficient producer” status under the pathway petition program, which has been achieved at two of its ethanol production plants and is in process at one other ethanol production plant, install advanced technology, or reduce drying of certain amounts of distillers grains.

Separately, the California Air Resources Board, or CARB, has adopted a low carbon fuel standard program, or LCFS, requiring a 10% reduction in average carbon intensity of gasoline and diesel transportation fuels from 2010 to 2020. After a series of rulings that temporarily prevented CARB from enforcing these regulations, the State of California Office of Administrative Law approved the LCFS on November 26, 2012, and revised LCFS regulations took effect in January 2013. An indirect land use charge, or ILUC, component is included in this lifecycle GHG emissions calculation which may have an adverse impact on the market for corn-based ethanol in California.

These federal and state regulations may require our parent to apply for additional permits for its ethanol plants. In order to expand capacity at its ethanol production plants, our parent may have to apply for additional permits, achieve EPA “efficient producer” status under the pathway petition program, which has been achieved at two of its ethanol production plants and is in process at one other ethanol production plant, install advanced technology, or reduce drying of certain amounts of distillers grains. Our parent may also be required to install carbon dioxide mitigation equipment or take other steps unknown to our parent at this time in order to comply with other future law or regulation. Compliance with future law or regulation of carbon dioxide, or if our parent chooses to expand capacity at certain of its ethanol production plants, compliance with then-current regulation of carbon dioxide, could be costly and may prevent our parent from operating its ethanol production plants as profitably, which may have an adverse impact on their operations, cash flows and financial position.

These developments could have an indirect adverse effect on our business if our parent’s operations are adversely affected due to increased regulation of our parent’s facilities or reduced demand for ethanol, and a direct adverse effect on our business from increased regulation at our fuel terminal facilities. For a further discussion of environmental laws and regulations and their potential impacts on our business and operations, please read “Business—Environmental Regulation—Air Emissions” and “Business—Environmental Regulation—Climate Change.”

Our business is impacted by environmental risks inherent in our operations.

The operation of ethanol assets and ethanol transportation is inherently subject to the risks of spills, discharges or other inadvertent releases of ethanol and other hazardous substances. If any of these events have previously occurred or occur in the future in connection with any of our parent’s operations or our operations, we could be liable for costs and penalties associated with the remediation of such events under federal, state and local environmental laws or the common law. We may also be liable for personal injury or property damage claims from third parties alleging contamination from spills or releases from our assets or our operations. Even if we are insured or indemnified against such risks, we may be responsible for costs or penalties to the extent our insurers or indemnitors do not fulfill their obligations to us. The payment of such costs or penalties could be significant and have a material adverse effect on our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders.

We are subject to regulation by multiple governmental agencies, which could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

Our business activities are subject to regulation by multiple federal, state, and local governmental agencies. Our projected operating costs reflect the recurring costs resulting from compliance with these regulations, and we do not anticipate material expenditures in excess of these amounts in the absence of future acquisitions, or changes in regulation, or discovery of existing but unknown compliance issues. Additional proposals and proceedings that affect the ethanol industry are regularly considered by Congress, as well as by state legislatures and federal and state regulatory commissions and agencies and courts. We cannot predict when or whether any such proposals may become effective or the magnitude of the impact changes in laws and regulations may have on our business; however, additions or enhancements to the regulatory burden on our industry generally increase the cost of doing business and affect our profitability.

Replacement technologies that are under development might result in the obsolescence of corn-derived ethanol, which could adversely affect our financial results.

Ethanol is primarily an additive and oxygenate for blended gasoline. Although use of oxygenates is currently mandated, there is always the possibility that a preferred alternative product will emerge and eclipse the current market. Critics of ethanol blends argue that ethanol decreases fuel economy, causes corrosion of ferrous components and damages fuel pumps. Any alternative oxygenate product would likely be a form of alcohol (like ethanol) or ether (like methyl tertiary butyl ether, or MTBE). Prior to federal restrictions and ethanol mandates, MTBE was the dominant oxygenate. It is possible that other ether products could enter the market and prove to be environmentally or economically superior to ethanol. It is also possible that alternative biofuel alcohols such as methanol and butanol could evolve into ethanol replacement products.

Research is currently underway to develop other products that could directly compete with ethanol and may have more potential advantages than ethanol. Advantages of such competitive products may include, but are not limited to: lower vapor pressure, making it easier to add gasoline; energy content closer to or exceeding that of gasoline, such that any decrease in fuel economy caused by the blending with gasoline is reduced; an ability to blend at a higher concentration level for use in standard vehicles; reduced susceptibility to separation when water is present; and suitability for transportation in petroleum pipelines. Such products could have a competitive advantage over ethanol, making it more difficult for our parent to market its ethanol, which could reduce our ability to generate revenue and profits.

New ethanol process technologies may emerge that require less energy per gallon produced. The development of such process technologies would result in lower ethanol production costs. Our parent’s process technologies may become outdated and obsolete, placing it at a competitive disadvantage against competitors in the industry. The development of replacement technologies may have a material adverse effect on our parent’s, and consequently our, operations, cash flows and financial position.

Future demand for ethanol is uncertain and may be affected by changes to federal mandates, public perception, consumer acceptance and overall consumer demand for transportation fuel, any of which could negatively affect demand for ethanol and our results of operations.

Ethanol production from corn has not been without controversy. Although many trade groups, academics and governmental agencies have supported ethanol as a fuel additive that promotes a cleaner environment, others have criticized ethanol production as consuming considerably more energy and emitting more greenhouse gases than other biofuels and potentially depleting water resources. Some studies have suggested that corn-based ethanol is less efficient than ethanol produced from switchgrass or wheat grain and that it negatively impacts consumers by causing prices for dairy, meat and other foodstuffs from livestock that consume corn to increase. Additionally, ethanol critics contend that corn supplies are redirected from international food markets to domestic fuel markets. If negative views of corn-based ethanol production gain acceptance, support for existing measures promoting use and domestic production of corn-based ethanol could decline, leading to reduction or repeal of federal mandates, which would adversely affect the demand for ethanol. These views could also negatively impact public perception of the ethanol industry and acceptance of ethanol as an alternative fuel.

Beyond the federal mandates, there are limited markets for ethanol. Discretionary blending and E85 blending are important secondary markets. Discretionary blending is often determined by the price of ethanol versus the price of gasoline. In periods when discretionary blending is financially unattractive, the demand for ethanol may be reduced. Also, the demand for ethanol is affected by the overall demand for transportation fuel, which peaked in 2007, was declining until early 2013 but has been increasing modestly since then. Demand for transportation fuel is affected by the number of miles traveled by consumers and the fuel economy of vehicles. Market acceptance of E15 may partially offset the effects of decreases in transportation fuel demand. A reduction in the demand for our products may depress the value of our products, erode our margins, and reduce our ability to generate revenue or to operate profitably. Consumer acceptance of E15 and E85 fuels is one factor that may be needed before ethanol can achieve any significant growth in market share.

Increased federal support of cellulosic ethanol may result in increased competition to corn-derived ethanol producers.

Recent legislation, such as the American Recovery and Reinvestment Act of 2009 and the EISA, provides numerous funding opportunities in support of cellulosic ethanol, which is obtained from other sources of biomass such as switchgrass and fast growing poplar trees. In addition, the RFS II mandates an increasing level of production of biofuels that are not derived from corn. Federal policies suggest a long-term political preference for cellulosic processes using alternative feedstocks such as switchgrass, silage, wood chips or other forms of biomass. Cellulosic ethanol may have a smaller carbon footprint because the feedstock does not require energy-intensive fertilizers and industrial production processes. Additionally, cellulosic ethanol is favored because it is unlikely that foodstuff is being diverted from the market. Several cellulosic ethanol plants are under development. As research and development programs persist, there is the risk that cellulosic ethanol could displace corn ethanol. In addition, any replacement of federal mandates from corn-based to cellulosic-based ethanol production may reduce our parent’s, and consequently our, profitability.

Our parent’s ethanol production plants, where the majority of our ethanol storage facilities are located, are designed as single-feedstock facilities and would require significant additional investment to convert to the production of cellulosic ethanol. Additionally, our parent’s ethanol production plants are strategically located in high-yield, low-cost corn production areas. At present, there is limited supply of alternative feedstocks near our parent’s facilities. As a result, the adoption of cellulosic ethanol and its use as the preferred form of ethanol could have a significant adverse impact on our parent’s, and consequently our, business.

Pursuant to the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company.

We will be required to disclose changes made in our internal control over financial reporting on a quarterly basis, and we will be required to assess the effectiveness of our controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies, including not being required to provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, and reduced disclosure obligations regarding executive compensation in our periodic reports. We could be an emerging growth company for up to five years. Please read “Prospectus Summary—Our Emerging Growth Company Status.” Effective internal controls are necessary for us to provide reliable and timely financial reports, prevent fraud and to operate successfully as a publicly-traded partnership. We prepare our consolidated financial statements in accordance with GAAP, but our internal accounting controls may not meet all standards applicable to companies with publicly-traded securities. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future or to comply with our obligations under Section 404. For example, Section 404 will require us, among other things, to annually review and report on the effectiveness of our internal control over financial reporting. We must comply with Section 404 (except for the requirement for an auditor’s attestation report) beginning with our fiscal year ending December 31, 2016. Any failure to develop, implement or maintain effective internal controls or to improve our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Even if we conclude that our internal controls over financial reporting are effective, once our independent registered public accounting firm is required to attest to our assessment they may decline to attest or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Given the difficulties inherent in the design and operation of internal controls over financial reporting, in addition to our limited accounting personnel and management resources, we can provide no assurance as to our, or our independent registered public accounting firm’s, future conclusions about the effectiveness of our internal controls, and we may incur significant costs in our efforts to comply with Section 404. Any failure to implement and maintain effective internal controls over financial reporting will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.

We may take advantage of these exemptions until we are no longer an “emerging growth company.” We cannot predict if investors will find our common units less attractive because we will rely on these exemptions. If some investors find our common units less attractive as a result, there may be a less active trading market for our common units, and our trading price may be more volatile.

Our insurance policies do not cover all losses, costs or liabilities that we may experience, and insurance companies that currently insure companies in the energy industry may cease to do so or substantially increase premiums.

We intend to secure our own insurance policies, but initially we will be insured under the property, liability and business interruption policies of our parent, subject to the deductibles and limits under those policies. Our parent has acquired insurance that we and our parent believe to be adequate to prevent loss from material foreseeable risks. However, events may occur for which no insurance is available or for which insurance is not available on terms that are acceptable to our parent. Loss from such an event, such as, but not limited to war, riot, terrorism or other risks, may not be insured and such a loss may have a material adverse effect on our and our parent’s operations, cash flows and financial position.

Our parent’s Obion, Tennessee ethanol production plant and our related storage tanks are located within a recognized seismic zone as are certain of our fuel terminals. We believe that the design of the Obion facility has been modified to fortify it to meet structural requirements for that region of the country. Our parent has also obtained additional insurance coverage specific to earthquake risk for this plant and the nearby fuel terminals. However, there is no assurance that any such facility would remain in operation if a seismic event were to occur.

Additionally, our ability to obtain and maintain adequate insurance may be adversely affected by conditions in the insurance market over which we have no control. In addition, if we experience insurable events, our annual premiums could increase further or insurance may not be available at all. If significant changes in the number or financial solvency of insurance underwriters for the ethanol industry occur, we may be unable to obtain and maintain adequate insurance at a reasonable cost. We cannot assure our unitholders that we will be able to renew our insurance coverage on acceptable terms, if at all, or that we will be able to arrange for adequate alternative coverage in the event of non-renewal. The occurrence of an event that is not fully covered by insurance, the failure by one or more insurers to honor its commitments for an insured event or the loss of insurance coverage could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

The loss of key personnel could adversely affect our ability to operate.

We depend on the leadership, involvement and services of a relatively small group of our general partner’s key management personnel, including its Chief Executive Officer and other executive officers and key technical and commercial personnel. The services of these individuals may not be available to us in the future. Because competition for experienced personnel in our industry is intense, we may not be able to find acceptable replacements with comparable skills and experience. Accordingly, the loss of the services of one or more of these individuals could have a material adverse effect on our ability to operate our business.

Additionally, our success depends, in part, on our parent’s ability to attract and retain competent personnel. For each of our parent’s ethanol production plants, qualified managers, engineers, operations and other personnel must be hired. Competition for both managers and plant employees in the ethanol industry can be intense, and our parent may not be able to attract and retain qualified personnel. If our parent is unable to hire and retain productive and competent personnel, the amount of ethanol our parent produces may decrease and our parent may not be able to efficiently operate its ethanol production plants and execute its business strategy, which could negatively impacts the volumes of ethanol handled by us, which could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

We do not have any employees and rely solely on employees of our parent and its affiliates.

We do not have any employees and rely solely on employees of our parent and its affiliates, including our parent. Affiliates of our parent conduct businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and efforts of the employees who provide services to us and to our parent and its affiliates. If the employees of our parent and its affiliates do not devote sufficient attention to the operation of our business, our financial results may suffer and our ability to make distributions to our unitholders may be reduced.

Increases in interest rates could adversely affect our business.

We will have exposure to increases in interest rates. Borrowings under our new revolving credit facility are expected to bear interest at LIBOR, plus an applicable margin. As a result, if we make any borrowings in the future our financial condition, results of operations, cash flows and ability to make distributions to our unitholders could be materially adversely affected by significant increases in interest rates.

Additionally, as with other yield-oriented securities, our unit price is impacted by the level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank related yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity, to incur debt to expand or for other purposes or to pay cash distributions at our intended levels.

Terrorist attacks, cyber-attacks, threats of war or actual war, or failure of our or our parent’s internal computer network and applications to operate as designed may negatively affect our and our parent’s financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

Terrorist attacks in the United States, as well as events occurring in response to or in connection with them, including threats of war or actual war, may adversely affect our and our parent’s financial condition, results of operations, cash flows, and ability to make distributions to our unitholders. Ethanol-related assets (including ethanol production plants, such as those owned and operated by our parent on which we are substantially dependent, and storage facilities, fuel terminal facilities and railcars such as those owned and operated by us or our parent) may be at greater risk of future terrorist attacks than other possible targets. A direct attack on our assets or assets used by us could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders. In addition, any terrorist attack could have an adverse impact on ethanol prices, including prices for our parent’s ethanol. Disruption or significant increases in ethanol prices could result in government imposed price controls.

We and our parent rely on network infrastructure and enterprise applications, and internal technology systems for operational, marketing support and sales, and product development activities. The hardware and software systems related to such activities are subject to damage from earthquakes, floods, lightning, tornados, fire, power loss, telecommunication failures, and other similar events. They are also subject to acts such as computer viruses, physical or electronic vandalism or other similar disruptions that could cause system interruptions and loss of critical data, and could prevent us or our parent from fulfilling customers’ orders. We cannot assure our unitholders that any of our or our parent’s backup systems would be sufficient. Any event that causes failures or interruption in such hardware or software systems could result in disruption of our or our parent’s business operations, have a negative impact on our parent’s and our operating results, and damage each of our reputations, which could negatively affect our financial condition, results of operation, cash flows and ability to make distributions to our unitholders.

Risks Related to an Investment in Us

Our parent will own and control our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including our parent and Green Plains Trade, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders.

Following this offering, our parent will own and control our general partner and will appoint all of the directors of our general partner. Some of the directors and all of the executive officers of our general partner are also directors or officers of our parent. Although our general partner has a duty to manage us in a manner it believes to be in our best interests, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is in the best interests of its owner, our parent. Conflicts of interest may arise between our general partner and its affiliates, including our parent and Green Plains Trade, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates, including our parent and Green Plains Trade, over the interests of our unitholders. These conflicts include, among others, the following situations:

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neither our partnership agreement nor any other agreement requires our parent to pursue a business strategy that favors us or utilizes our assets, which could involve decisions by our parent, which also controls Green Plains Trade, to increase or decrease their ethanol production, shutdown or reconfigure its ethanol facilities, enter into commercial agreements with us, undertake acquisition opportunities for itself, or pursue and grow particular markets. Our parent’s directors and officers have a fiduciary duty to make these decisions in the best interests of our parent and its stockholders, which may be contrary to our interests and those of our unitholders;

•	our parent may be constrained by the terms of its debt instruments from taking actions, or refraining from taking actions, that may be in our best interests;

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our parent has an economic incentive to cause us not to seek higher storage and service fees, even if such fees would reflect fees that could be obtained in arm’s-length, third-party transactions, because Green Plains Trade, an indirect subsidiary of our parent, is our primary customer;

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our general partner will determine the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities, and the creation, reduction or increase of cash reserves, each of which can affect the amount of cash that is distributed to our unitholders;

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our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

•	our general partner will determine which costs incurred by it are reimbursable by us;

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our partnership agreement permits us to distribute up to $         million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or the incentive distribution rights;

•	our general partner is allowed to take into account the interests of parties other than us in exercising certain rights under our partnership agreement;

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our partnership agreement replaces the duties that would otherwise be owed by our general partner with contractual standards governing its duties, limiting our general partner’s liabilities and restricting the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

•	except in limited circumstances, our general partner has the power and authority to conduct our business and transfer its incentive distribution rights without unitholder approval;

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our general partner will determine the amount and timing of many of our cash expenditures and whether a cash expenditure is classified as an expansion capital expenditure, which would not reduce operating surplus, or a maintenance capital expenditure, which would reduce our operating surplus. This determination can affect the amount of available cash from operating surplus that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units;

•	our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if it and its affiliates own more than % of the common units;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including our commercial agreements with its subsidiary, Green Plains Trade;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

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our general partner, as the holder of our incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our unitholders in certain situations.

Affiliates of our general partner, including our parent and Green Plains Trade, may compete with us, and neither our general partner nor its affiliates have any obligations to present business opportunities to us.

Affiliates of our general partner, including our parent and Green Plains Trade, may compete with us. Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including our parent and Green Plains Trade, and their respective executive officers and directors. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner, including our parent and Green Plains Trade, and result in less than favorable treatment of us and our common unitholders. Please read “Conflicts of Interest and Duties.”

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements between us and third parties so that the counterparties to such arrangements have recourse only against our assets and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

Ongoing cost reimbursements and fees due to our general partner and its affiliates for services provided, which will be determined by our general partner in its sole discretion, will be substantial and will reduce the amount of cash that we have available for distribution to our unitholders.

Prior to making distributions on our common units, we will reimburse our general partner and its affiliates for all expenses they incur on our behalf. These expenses will include all costs incurred by our general partner and its affiliates in managing and operating us, including costs for rendering certain management, maintenance and operational services to us, reimbursable pursuant to the operational services and secondment agreement that we will enter into in connection with the closing of this offering. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. Under the omnibus agreement that we will enter into in connection with the closing of this offering, we will agree to reimburse our parent for certain direct or allocated costs and expenses incurred by our parent in providing general and administrative services in support of our business. In addition, under Delaware partnership law, our general partner has unlimited liability for our obligations, such as our debts and environmental liabilities, except for our contractual obligations that are expressly made without recourse to our general partner. To the extent our general partner incurs obligations on our behalf, we are obligated to reimburse or indemnify it. If we are unable or unwilling to reimburse or indemnify our general partner, our general partner may take actions to cause us to make payments of these obligations and liabilities. Payments to our general partner and its affiliates, including our parent, will be substantial and will reduce the amount of cash otherwise available for distribution to our unitholders.

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

Our partnership agreement requires that we distribute all of our available cash to our unitholders. As a result, we expect to rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our expansion capital expenditures and acquisitions. Therefore, to the extent that we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

In addition, because we distribute all of our available cash, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional partnership interests in connection with any acquisitions or expansion capital expenditures or as in-kind distributions, our current unitholders will experience dilution and the payment of distributions on those additional partnership interests may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement, and we do not anticipate that there will be limitations in our new revolving credit facility, on our ability to issue additional partnership securities, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased debt service costs which, in turn, may impact the available cash that we have to distribute to our unitholders.

Our partnership agreement replaces our general partner’s fiduciary duties to holders of our common units with contractual standards governing its duties.

As permitted by Delaware law, our partnership agreement contains provisions that eliminate the fiduciary standards that our general partner would otherwise be held to by state fiduciary duty law and replaces those duties with several different contractual standards. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, or otherwise, free of any duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate business opportunities among us and its other affiliates;

•	whether to exercise its call rights;

•	how to exercise its voting rights with respect to the units it owns;

•	whether to exercise its registration rights;

•	whether to elect to reset target distribution levels;

•	whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement; and

•	whether or not the general partner should elect to seek the approval of the conflicts committee or the unitholders, or neither, of any conflicted transaction.

By purchasing a common unit, a unitholder is treated as having consented to the provisions in our partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Duties—Duties of the General Partner.”

Our partnership agreement restricts the remedies available to holders of our common units and our subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement provides that:

•

whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith, and will not be subject to any higher standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•	our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith;

•

our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful; and

•

our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is:

•	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates; or

•	otherwise meets the standards set forth in our partnership agreement.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, our partnership agreement provides that any determination by our general partner must be made in good faith, and that our conflicts committee and the board of directors of our general partner are entitled to a presumption that they acted in good faith. In any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Duties.”

Our partnership agreement designates the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our unitholders, which limits our unitholders’ ability to choose the judicial forum for disputes with us or our general partner’s directors, officers or other employees.

Our partnership agreement provides that, with certain limited exceptions, the Court of Chancery of the State of Delaware will be the exclusive forum for any claims, suits, actions or proceedings (1) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us), (2) brought in a derivative manner on our behalf, (3) asserting a claim of breach of a duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners, (4) asserting a claim arising pursuant to any provision of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, or (5) asserting a claim against us governed by the internal affairs doctrine, each referred to as a unitholder action. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding unitholder actions and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such unitholder actions. These provisions may have the effect of discouraging lawsuits against us and our general partner’s directors and officers that may otherwise benefit us and our unitholders. For additional information about the exclusive forum provision of our partnership agreement, please read “Our Partnership Agreement—Applicable Law; Exclusive Forum.”

Our partnership agreement provides that any unitholder bringing certain unsuccessful unitholder actions will be obligated to reimburse us for any costs we have incurred in connection with such unsuccessful unitholder action.

If any unitholder brings any unitholder action and such person does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then such person shall be obligated to reimburse us and our affiliates for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys’ fees and other litigation expenses, that the parties may incur in connection with such unitholder action. By purchasing a common unit, a limited partner is irrevocably consenting to these potential reimbursement obligations regarding unitholder actions. These provisions may have the effect of discouraging lawsuits against us and our general partner’s directors and officers that might otherwise benefit us and our unitholders.

The reimbursement provision in our partnership agreement is not limited to specific types of unitholder action but is rather potentially applicable to the fullest extent permitted by law. Such reimbursement provisions are relatively new and untested. The case law and potential legislative action on these types of reimbursement provisions are evolving and there exists considerable uncertainty regarding the validity of, and potential judicial and legislative responses to, such provisions. For example, it is unclear whether our ability to invoke such reimbursement in connection with unitholder actions under the federal securities laws, including unitholder actions related to this offering, would be pre-empted by federal law. Similarly, it is unclear how courts might apply the standard that a claiming party must obtain a judgment that substantially achieves, in substance and amount, the full remedy sought. The application of our reimbursement provision in connection with such unitholder actions, if any, will depend in part on future developments of the law. This uncertainty may have the effect of discouraging lawsuits against us and our general partner’s directors and officers that might otherwise benefit us and our unitholders. In addition, given the unsettled state of the law related to reimbursement provisions, such as ours, we may incur significant additional costs associated with resolving disputes with respect to such provision, which could adversely affect our business and financial condition.

For additional information about the potential obligation to reimburse us for all fees, costs and expenses incurred in connection with unsuccessful unitholder actions, please read “Our Partnership Agreement—Reimbursement of Partnership Litigation Costs.”

Our general partner, or any transferee holding incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of the conflicts committee or the holders of our common units, which could result in lower distributions to holders of our common units.

Our general partner has the right, as the initial holder of our incentive distribution rights, at any time when there are no subordinated units outstanding and our general partner has received incentive distributions at the highest level to which it is entitled (48%, in addition to distributions paid on its 2% general partner interest) for each of the prior four consecutive fiscal quarters and the amount of each such distribution did not exceed the adjusted operating surplus for such quarter, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units. The number of common units to be issued to our general partner will equal the number of common units that would have entitled the holder to an aggregate quarterly cash distribution in the quarter prior to the reset election equal to the distribution to our general partner on the incentive distribution rights in the quarter prior to the reset election. Our general partner will also be issued the number of general partner interests necessary to maintain our general partner’s interest in us at the level that existed immediately prior to the reset election. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such reset. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that our common unitholders would have otherwise received had we not issued new common units and general partner interests to our general partner in connection with resetting the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels.”

Our general partner has a limited call right that may require our unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than     % of our then-outstanding common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three business days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, our unitholders may be required to sell their common units at an undesirable time or price and may not receive any return, or may receive a negative return, on their investment. Our unitholders may also incur a tax liability upon a sale of their common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. Upon consummation of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, our general partner and its affiliates will own an aggregate of approximately     % of our outstanding common units. At the end of the subordination period (which could occur as early as             ), assuming no additional issuances of common units (other than upon the conversion of the subordinated units), and assuming no exercise of the underwriters’ option

to purchase additional common units, our general partner and its affiliates will own an aggregate of approximately     % of our outstanding common units and therefore would not be able to exercise the call right at that time. For additional information about the limited call right, please read “Our Partnership Agreement—Limited Call Right.”

Our unitholders have limited voting rights and are not entitled to elect our general partner or the board of directors of our general partner, which could reduce the price at which our common units will trade.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. For example, unlike holders of stock in a public corporation, unitholders will not have “say-on-pay” advisory voting rights. Our unitholders did not elect our general partner or the board of directors of our general partner, and will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. The board of directors of our general partner, including its independent directors, will be chosen by the member of our general partner. Furthermore, if our unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. Our partnership agreement also contains provisions limiting the ability of our unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting our unitholders’ ability to influence the manner or direction of management. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if our unitholders are dissatisfied, they cannot initially remove our general partner without its consent.

Our unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common units and subordinated units voting together as a single class is required to remove the general partner. Following the closing of this offering, our general partner and its affiliates will own     % of our total outstanding common units and subordinated units on an aggregate basis (or     % of our total outstanding common units and subordinated units on an aggregate basis if the underwriters’ option to purchase additional common units is exercised in full). Also, if our general partner is removed without cause during the subordination period and common units and subordinated units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on our common units will be extinguished. A removal of our general partner under these circumstances would adversely affect our common units by prematurely eliminating their distribution and liquidation preference over our subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business.

Our partnership agreement eliminates the voting rights of certain of our unitholders owning 20% or more of our common units.

Our unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, including our parent, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our general partner’s interest in us or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of our parent from transferring all or a portion of its ownership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices and thereby exert significant control over the decisions made by the board of directors and officers. This effectively permits a “change of control” without the vote or consent of our unitholders. Please read “Our Partnership Agreement—Transfer of General Partner Interest.”

The incentive distribution rights held by our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer all or a portion of its incentive distribution rights to a third party at any time without the consent of our unitholders, and such transferee shall have the same rights as the general partner relative to resetting target distributions if our general partner concurs that the test for resetting target distributions have been fulfilled. If our general partner transfers the incentive distribution rights to a third party it may not have the same incentive to grow our partnership and increase quarterly distributions to our unitholders over time as it would if it had retained ownership of the incentive distribution rights. For example, a transfer of incentive distribution rights by our general partner could reduce the likelihood of our parent accepting offers made by us relating to assets owned by it and our parent would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base. Please read “Our Partnership Agreement—Transfer of Incentive Distribution Rights.”

Immediately effective upon the closing of this offering, unitholders will experience substantial dilution of $         in tangible net book value per common unit.

The assumed initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover page of this prospectus) exceeds our pro forma net tangible book value of $         per common unit. Based on the assumed initial public offering price of $         per common unit, unitholders will incur immediate and substantial dilution of $         per common unit after giving effect to this offering of common units and the application of the related net proceeds. Dilution results primarily because the assets contributed by our general partner and its affiliates are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read “Dilution.”

We may issue additional partnership interests, including units that are senior to the common units, without unitholder approval, which would dilute our unitholders’ existing ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests or general partner interests that we may issue at any time without the approval of our unitholders. The issuance by us of additional common units, general partner interests or other equity securities of equal or senior rank to our common units as to distributions or in liquidation or that have special voting rights or other rights, will have the following effects:

•	each unitholder’s proportionate ownership interest in us will decrease;

•	the amount of distributable cash flow on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•

because the amount payable to holders of incentive distribution rights is based on a percentage of the total distributable cash flow, the distributions to holders of incentive distribution rights will increase even if the per unit distribution on common units remains the same;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished;

•	the claims of the common unitholders to our assets in the event of our liquidation may be subordinated; and

•	the market price of the common units may decline.

The issuance by us of additional general partner interests may have the following effects, among others, if such general partner interests are issued to a person that is not an affiliate of our parent:

•	management of our business may no longer reside solely with our current general partner; and

•	affiliates of the newly admitted general partner may compete with us, and neither that general partner nor such affiliates will have any obligation to resent business opportunities to us.

Common units eligible for future sale may cause the price of our common units to decline.

Sales of substantial amounts of our common units in the public market, or the perception that these sales may occur, could cause the market price of our common units to decline. This could also impair our ability to raise additional capital through the sale of our equity interests. After the sale of the common units offered hereby, our parent will hold common units and             subordinated units (or             common units and              subordinated units if the underwriters exercise in full their option to purchase additional units). All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier under certain circumstances. Additionally, we have agreed to provide our parent with certain registration rights under applicable securities laws. Please read “Units Eligible for Future Sale.” The sale of these common units in public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner’s discretion in establishing cash reserves may reduce the amount of distributable cash flow to our unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus the cash reserves that it determines are necessary to fund our future operating expenditures. In addition, our partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements that we are a party to, or to provide funds for future distributions to partners. These cash reserves will affect the amount of distributable cash flow to our unitholders.

Unitholder liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we will own assets and conduct business throughout the United States, except Hawaii and Alaska. Our unitholders could be liable for any and all of our obligations as if they were a general partner if:

•	a court or government agency determines that we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•

unitholder rights to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

For a discussion of the implications of the limitations of liability on our unitholders, please read “Our Partnership Agreement—Limited Liability.”

Our unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, our unitholders may have to repay amounts wrongfully distributed to them. Under Section 17-607 of the Delaware Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the substituted limited partner at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are nonrecourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide our unitholders with adequate liquidity may not develop. The price of our common units may fluctuate significantly, which could cause our unitholders to lose all or part of their investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only publicly-traded common units (assuming the underwriters’ option to purchase additional common units from us is not exercised). In addition, our parent will own             common units and             subordinated units, representing an aggregate     % limited partner interest in us (or     % limited partner interest in us if the underwriters’ option to purchase additional common units from us is not exercised). We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Our unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our operating and financial performance;

•	quarterly variations in our financial indicators, such as net earnings (loss) per unit, net earnings (loss) and revenues;

•	the amount of distributions we make and our earnings or those of other companies in our industry or other publicly-traded partnerships;

•	the loss of our parent or one of its subsidiaries, such as Green Plains Trade, as a customer;

•	events affecting the business and operations of our parent;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	additions or departures of key management personnel;

•	actions by our unitholders;

•	general market conditions, including fluctuations in commodity prices;

•	domestic and international economic, legal and regulatory factors related to our performance;

•	future sales of our common units by us or our other unitholders, or the perception that such sales may occur; and

•	other factors described in “Risk Factors.”

As a result of these factors, investors in our common units may not be able to resell their common units at or above the initial public offering price. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our common units, regardless of our operating performance.

NASDAQ does not require a publicly-traded partnership like us to comply with certain of its corporate governance requirements.

We have applied to list our common units on the NASDAQ Global Market. Because we will be a publicly-traded partnership, NASDAQ does not require us to have a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, our unitholders will not have the same protections afforded to certain corporations that are subject to all of NASDAQ’s corporate governance requirements. Please read “Management.”

We will incur increased costs as a result of being a publicly-traded partnership.

We have no history operating as a publicly-traded partnership. As a publicly-traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and NASDAQ, require publicly-traded entities to adopt various corporate governance practices that will further increase our costs. Before we are able to make distributions to our unitholders, we must first pay or reserve cash for our expenses, including the costs of being a publicly-traded partnership. As a result, the amount of cash we have available for distribution to our unitholders will be affected by the costs associated with being a public company.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly-traded company, the board of directors of our general partner is required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our SEC reporting requirements.

We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on the board of directors of our general partner or as executive officers.

We estimate that we will incur $2.0 million of incremental costs per year associated with being a publicly-traded partnership; however, it is possible that our actual incremental costs of being a publicly-traded partnership will be higher than we currently estimate.

Tax Risks to Our Unitholders

In addition to reading the following risk factors, please read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material U.S. federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for U.S. federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.

The anticipated after-tax benefit of an investment in our units depends largely on our being treated as a partnership for U.S. federal income tax purposes.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for U.S. federal income tax purposes. A change in our business or a change in current law could cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for U.S. federal income tax purposes, we would pay U.S. federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state and local income tax at varying rates. Distributions to our unitholders would generally be taxed again as corporate dividends (to the extent of our current and accumulated earnings and profits), and no income, gains, losses, deductions, or credits would flow through to our unitholders. Because a tax would be imposed upon us as a corporation, our distributable cash flow would be substantially reduced. In addition, changes in current state law may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such taxes may substantially reduce the distributable cash flow to our unitholders. Therefore, if we were treated as a corporation for U.S. federal income tax purposes or otherwise subjected to a material amount of entity-level taxation, there would be material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our units.

Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for U.S. federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution levels may be adjusted to reflect the impact of that law on us.

The tax treatment of publicly-traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes or differing interpretations, possibly applied on a retroactive basis.

The present U.S. federal income tax treatment of publicly-traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress and the President propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly-traded partnerships, including the elimination of partnership tax treatment for publicly-traded partnerships. Any modification to the U.S. federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for U.S. federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences—Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

If the Internal Revenue Service were to contest the U.S. federal income tax positions we take, it may adversely impact the market for our common units, and the costs of any such contest would reduce distributable cash flow to our unitholders.

We have not requested a ruling from the Internal Revenue Service, or IRS, with respect to our treatment as a partnership for U.S. federal income tax purposes. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take, and the IRS’s positions may ultimately be sustained. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the prices at which they trade. Moreover, the costs of any contest between us and the IRS will result in a reduction in distributable cash flow to our unitholders and thus will be borne indirectly by our unitholders.

Even if our unitholders do not receive any cash distributions from us, our unitholders will be required to pay taxes on their share of our taxable income.

Because our unitholders will be treated as partners to whom we will allocate taxable income that could be different in amount than the cash we distribute, our unitholders’ allocable share of our taxable income will be taxable to our unitholders, which may require the payment of U.S. federal income taxes and, in some cases, state and local income taxes, on our unitholders’ share of our taxable income even if our unitholders receive no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If our unitholders sell common units, they will recognize gain or loss equal to the difference between the amount realized and the tax basis in those common units. Because distributions in excess of their allocable share of our net taxable income decrease their tax basis in their common units, the amount, if any, of such prior excess distributions with respect to the common units they sell will, in effect, become taxable income to them if they sell such common units at a price greater than the tax basis therein, even if the price they receive is less than their original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income to such unitholder due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if our unitholders sell common units, they may incur a tax liability in excess of the amount of cash they receive from the sale. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons owning our common units face unique tax issues that may result in adverse tax consequences to them.

Investment in our common units by tax-exempt entities, such as individual retirement accounts, or IRAs, and non-U.S. persons, raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from U.S. federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income. Tax exempt entities and non-U.S. persons should consult a tax advisor before investing in our common units.

We will treat each purchaser of our common units as having the same tax benefits without regard to the common units purchased. The IRS may challenge this treatment, which could adversely affect the value of our common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. Andrews Kurth LLP is unable to opine as to the validity of such filing positions. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to our unitholders’ tax returns. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we will adopt.

We will prorate our items of income, gain, loss, and deduction between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss, and deduction among our unitholders.

We will prorate our items of income, gain, loss, and deduction for U.S. federal income tax purposes between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations and, accordingly, our counsel is unable to opine as to the validity of this method. The U.S. Treasury Department has issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly-traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we will adopt. If the IRS were to challenge our proration method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss, and deduction among our unitholders. Andrews Kurth LLP has not rendered an opinion with respect to whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees.”

A unitholder whose common units are the subject of a securities loan (e.g., a loan to a “short seller” to cover a short sale of common units) may be considered as having disposed of those common units. If so, he would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of the loaned common units, he may no longer be treated for U.S. federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Andrews Kurth LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to effect a short sale of common units; therefore, our unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units.

We will adopt certain valuation methodologies that may result in a shift of income, gain, loss, and deduction between our unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional common units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss, and deduction between certain of our unitholders and our general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue

Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss, and deduction between our general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of taxable gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests within a twelve-month period will result in the termination of us as a partnership for U.S. federal income tax purposes.

We will be considered to have technically terminated our partnership for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in our filing two tax returns (and our unitholders could receive two Schedule K-1s if relief was not available, as described below) for one fiscal year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in taxable income for the unitholder’s taxable year that includes our termination. Our termination currently would not affect our classification as a partnership for U.S. federal income tax purposes, but it would result in our being treated as a new partnership for U.S. federal income tax purposes following the termination. If we were treated as a new partnership, we would be required to make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and could be subject to penalties if we were unable to determine that a termination occurred. The IRS announced a relief procedure whereby if a publicly-traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership may be permitted to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Constructive Termination” for a discussion of the consequences of our termination for U.S. federal income tax purposes.

As a result of investing in our common units, our unitholders may be subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

In addition to U.S. federal income taxes, our unitholders may be subject to other taxes, including foreign, state, and local taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or control property now or in the future, even if our unitholders do not live in any of those jurisdictions. Our unitholders may be required to file foreign, state, and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We expect to conduct business in multiple states, many of which impose a personal income tax on individuals as well as corporations and other entities. It is the responsibility of our unitholders to file all U.S. federal, foreign, state, and local tax returns. Andrews Kurth LLP has not rendered an opinion on the state or local tax consequences of an investment in our common units.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $         million from the sale of             common units offered by this prospectus, based on an assumed initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts, structuring fees and estimated offering expenses. We intend to use the net proceeds from this offering as follows:

•	$ million will be distributed to our parent;

•	$ million will be used to pay origination fees under our new revolving credit facility; and

•	$ million will be retained by us for general partnership purposes.

The net proceeds from any exercise by the underwriters of their option to purchase additional common units from us will be used to redeem from our parent a number of common units equal to the number of common units issued upon exercise of the option at a price per common unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts and structuring fees. Accordingly, any exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.”

An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from this offering, after deducting underwriting discounts, structuring fees and estimated offering expenses, to increase or decrease by $         million, based on an assumed initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover of this prospectus). If the proceeds increase due to a higher initial public offering price or decrease due to a lower initial public offering price, then the cash distribution to our parent from the proceeds of this offering will increase or decrease, as applicable, by a corresponding amount.

CAPITALIZATION

The following table shows:

•	the historical cash and cash equivalents and capitalization of our Predecessor as of December 31, 2014; and

•

our pro forma capitalization as of December 31, 2014, giving effect to the pro forma adjustments described in our unaudited pro forma consolidated financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds of this offering in the manner described under “Use of Proceeds” and the other transactions described under “Prospectus Summary—The Transactions.”

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical consolidated financial statements and the accompanying notes and the unaudited pro forma condensed consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	As of December 31, 2014
(in thousands)	Historical	Pro Forma
		(unaudited)
Cash and cash equivalents	$5,705	$

Debt
Long-term debt(1)	8,100
Revolving credit facility	—

Total long-term debt (including current maturities)	$8,100	$

Parent net investment / partners’ equity(2)
Non-controlling interest	269
Parent net investment	35,424
Held by public
Common units	—
Held by parent
Common units	—
Subordinated units	—
2% General partner interest	—

Total parent net investment / partners’ equity	35,693

Total capitalization	$43,793	$

(1)	Represents $8.1 million of our Predecessor’s 1.0% Qualified Low Income Community Investment Notes, or QLICI Notes, with a maturity date of September 15, 2031.
(2)	Assumes the underwriters’ option to purchase additional common units from us is not exercised.

DILUTION

Dilution is the amount by which the initial public offering price per common unit in this offering will exceed the pro forma net tangible book value per common unit after this offering. Based on an assumed initial public offering price of $         per common unit (the mid-point of the price range set forth on the cover page of this prospectus), on a pro forma basis as of December 31, 2014, after giving effect to this offering of common units and the related transactions, our net tangible book value would have been approximately $         million, or $         per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit(1)		$
Pro forma net tangible book value per common unit before this offering(2)	$
Increase in net tangible book value per common unit attributable to purchasers in this offering

Less: Pro forma net tangible book value per common unit after this offering(3)

Immediate dilution in net tangible book value per common unit to purchasers in this offering(4)(5)		$

(1)	The midpoint of the price range set forth on the cover page of this prospectus.
(2)	Determined by dividing the pro forma net tangible book value of the contributed assets and liabilities of $ million by the number of units ( common units and subordinated units) to be issued to our general partner and its affiliates for their contribution of assets and liabilities to us.
(3)	Determined by dividing the number of units to be outstanding after this offering ( common units and subordinated units) into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering, of $ million.
(4)	Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in this offering due to any such exercise of the option.
(5)	If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $ and $ , respectively.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates in respect of their units and by the purchasers of our common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired			Total Consideration
	Number	%		Amount	%
(in millions)
General partner and its affiliates(1)(2)(3)			%	$		%
Purchasers in this offering			%			%

Total			%	$		%

(1)	Upon the consummation of the transactions contemplated by this prospectus, our general partner and its affiliates will own common units, subordinated units and the general partner interest.
(2)	Assumes the underwriters’ option to purchase additional common units from us is not exercised.
(3)	The assets contributed by our general partner and its affiliates were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of December 31, 2014, was $ million.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. In addition, you should read “Cautionary Note Concerning Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires that we distribute all of our available cash quarterly. This requirement reflects a basic judgment that our unitholders will be better served if we distribute our available cash rather than retaining it. However, other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to pay quarterly cash distributions in any specified amount, and our general partner has considerable discretion to determine the amount of our available cash each quarter. Generally, our available cash is the sum of our (1) cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (2) if the board of directors of our general partner so determines, all or any portion of additional cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute than would be the case if we were subject to federal income tax. If we do not generate sufficient available cash from our operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

Although our partnership agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will pay quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so. In addition, our general partner has considerable discretion in determining the amount of our available cash each quarter. The following factors will affect our ability to pay cash distributions, as well as the amount of any cash distributions we pay:

•

Our ability to pay cash distributions may be limited by certain covenants in our new revolving credit facility. Should we be unable to satisfy these financial tests and covenants or otherwise be in default under our new revolving credit facility, we will be prohibited from paying cash distributions. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Credit Facility.”

•

The amount of cash that we distribute and the decision to pay any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Specifically, our general partner will have the authority to establish cash reserves for the prudent conduct of our business, including for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders. Our partnership agreement does not set a limit on the amount of cash reserves that our general partner may establish.

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to pay cash distributions, may be amended. During the subordination period our partnership agreement may not be amended without the approval of our public common unitholders, except in a limited number of circumstances in which our general partner can amend our partnership agreement without any unitholder approval. For a description of these limited circumstances, please read “Our Partnership Agreement—Amendment of Our Partnership Agreement—No Unitholder Approval.” However, after the subordination period has ended, our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by our general partner and its affiliates. At the closing of this offering, our parent will own our general partner and will own     % of our total outstanding common units and subordinated units on an aggregate basis (or     % of our total outstanding common units and subordinated units on an aggregate basis if the underwriters’ option to purchase additional common units is exercised in full).

•	Under Section 17-607 of the Delaware Act we may not pay a cash distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operations and maintenance or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our available cash is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Before paying any distributions to our unitholders, we will reimburse our general partner and its affiliates (including our parent) for all direct and indirect expenses they incur on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our obligation to reimburse our general partner and its affiliates are governed by our partnership agreement, the omnibus agreement and the operational services and secondment agreement that we expect to enter into with our general partner and its affiliates, including our parent. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of available cash to pay distributions to our unitholders. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash.”

•

Our ability to pay cash distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to pay cash distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

•

If and to the extent our available cash materially declines from quarter to quarter, we may elect to reduce the amount of our quarterly distributions in order to service or repay our debt or fund expansion capital expenditures.

To the extent that our general partner determines not to distribute the full minimum quarterly distribution on our common units with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid on the common units with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. The subordinated units will not accrue any arrearages. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.”

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital

Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon our cash reserves and external financing sources, including borrowings under our new revolving credit facility and the future issuance of debt and equity securities, to fund future acquisitions and other expansion capital expenditures. To the extent we are unable to finance growth with external sources of capital, the requirement in our partnership agreement to distribute all of our available cash will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. We expect that our new revolving credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read “Risk Factors—Risks Related to Our Business and Industry—Restrictions in our new revolving credit facility could adversely affect our business, results of operations, ability to make distributions to our unitholders and the value of our units.” To the extent we issue additional partnership interests, the payment of distributions on those additional partnership interests may increase the risk that we will be unable to maintain or increase our cash distributions per unit. There are no limitations in our partnership agreement on our ability to issue additional partnership interests, including partnership interests ranking senior to our common units, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional partnership interests. If we incur additional debt (under our new revolving credit facility or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders. Please read “Risk Factors—Risks Related to Our Business and Industry—Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.”

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $         per unit for each whole quarter, or $         per unit on an annualized basis. Our ability to pay cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” Quarterly distributions, if any, will be made within 45 days after the end of each calendar quarter to holders of record on or about the first day of each such month in which such distributions are made. If the distribution date does not fall on a business day, we will pay the distribution on the first business day immediately following the indicated distribution date. We do not expect to pay distributions for the period that begins on                     , 2015, and ends on the day prior to the closing of this offering. We will adjust the amount of our first distribution for the period from the closing of this offering through                     , 2015, based on the actual number of days in that period.

The amount of available cash needed to pay the minimum quarterly distribution on all of our common units and subordinated units and the 2% general partner interest to be outstanding immediately after this offering for one quarter and on an annualized basis (assuming no exercise and full exercise of the underwriters’ option to purchase additional common units) is summarized in the table below:

	No Exercise of Option to Purchase Additional Common Units			Full Exercise of Option to Purchase Additional Common Units
	Aggregate Minimum Quarterly Distributions			Aggregate Minimum Quarterly Distributions
	Number of Units	One Quarter	Annualized (Four Quarters)	Number of Units	One Quarter	Annualized (Four Quarters)
		(in thousands)			(in thousands)
Publicly-held common units		$	$		$	$
Common units held by our parent
Subordinated units held by our parent
2% general partner interest

Total		$	$		$	$

Initially, our general partner will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner’s initial 2% general partner interest in these distributions may be reduced if we issue additional partnership interests in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its initial 2% general partner interest. Our general partner will also initially hold all of the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48%, of the cash we distribute in excess of $         per unit per quarter.

During the subordination period, before we pay any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.” We cannot guarantee, however, that we will pay distributions on our common units at our minimum quarterly distribution rate or at any other rate in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to pay cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. Please read “Conflicts of Interest and Duties.”

The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified or repealed without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.

Additionally, our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our partnership becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.” The minimum quarterly distribution is also subject to adjustment if the holder(s) of the incentive distribution rights (initially only our general partner) elect to reset the target distribution levels related to the incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels.”

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $         per unit for the twelve months ending March 31, 2016. In those sections, we present two tables, consisting of:

•

“Unaudited Pro Forma Distributable Cash Flow,” in which we present the amount of distributable cash flow we would have generated on a pro forma basis for the year ended December 31, 2014 derived from our unaudited pro forma consolidated financial statements that are included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

•

“Estimated Distributable Cash Flow for the Twelve Months Ending March 31, 2016,” in which we provide our estimated forecast of our ability to generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution on all units for the twelve months ending March 31, 2016.

Unaudited Pro Forma Distributable Cash Flow for the Year Ended December 31, 2014

If we had completed the transactions contemplated in this prospectus on January 1, 2014, pro forma distributable cash flow for the year ended December 31, 2014 would have been approximately $53.1 million. This amount would have been sufficient to pay the minimum quarterly distribution of $         per unit per quarter ($         per unit on an annualized basis) on all of our common units and all of our subordinated units and the corresponding distributions on our general partner’s 2% general partner interest for such period.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, distributable cash flow is primarily a cash accounting concept, while our unaudited pro forma consolidated financial statements have been prepared on an accrual basis. As a result, you should view the amount of pro forma distributable cash flow only as a general indication of the amount of distributable cash flow that we might have generated had we been formed on January 1, 2014. Our unaudited pro forma distributable cash flow for the twelve-month period ended December 31, 2014 reflects our entering into a storage and throughput agreement, terminaling agreement and transportation agreement, each with Green Plains Trade, and the recognition of storage, terminal and transportation revenue under those agreements (using historical volumes) at rates that were not recognized on a historical basis. Also included are approximately $2.0 million of estimated annual incremental general and administrative expenses as a result of being a separate publicly-traded partnership, including costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent audit fees, legal fees, investor relations, Sarbanes-Oxley compliance, stock exchange listing, register and transfer agent fees, incremental officer and director liability expenses and director compensation. These expenses are not reflected in the historical financial statements of our Predecessor or our unaudited pro forma financial statements included elsewhere in the prospectus. Actual distributable cash may differ from pro forma distributable cash flows.

We use the term “distributable cash flow” to measure whether we have generated from our operations, or “earned,” a particular amount of cash sufficient to support the payment of the minimum quarterly distributions. Our partnership agreement contains the concept of “operating surplus” to determine whether our operations are generating sufficient cash to support the distributions that we are paying, as opposed to returning capital to our partners. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Operating Surplus and Capital Surplus—Operating Surplus.” Because operating surplus is a cumulative concept (measured from the initial public offering date, and compared to cumulative distributions from the initial public offering date), we use the term distributable cash flow to approximate operating surplus on a quarterly or annual, rather than a cumulative, basis. As a result, distributable cash flow is not necessarily indicative of the actual cash we have on hand to distribute or that we are required to distribute. We believe that distributable cash flow is substantially equivalent to the operating surplus generated during the periods shown in the table below.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2014, the amount of cash that would have been available for distribution to our unitholders and our general partner, assuming in each case that this offering and the other transactions contemplated in this prospectus had been consummated on January 1, 2014.

Green Plains Partners LP

Unaudited Pro Forma Distributable Cash Flow

	Three Months Ended								Twelve Months Ended December 31, 2014
(in thousands)	March 31, 2014		June 30, 2014		September 30, 2014		December 31, 2014
Revenues
Affiliate revenues		$17,975		$19,044		$20,241		$20,217		$77,477
Non-affiliate revenues		1,850		2,218		2,261		2,155		8,484

Total revenues		19,825		21,262		22,502		22,372		85,961

Operating Expenses
Operations and maintenance expenses(1)		5,547		6,022		6,882		6,786		25,237
General and administrative expenses		254		290		354		505		1,403
Depreciation and amortization expense		1,384		1,403		1,415		1,394		5,596

Total operating expenses		7,185		7,715		8,651		8,685		32,236

Operating Income		12,640		13,547		13,851		13,687		53,725
Interest income		18		19		19		19		75
Interest expense(2)		(212)		(212)		(212)		(212)		(848)

Net income		12,446		13,354		13,658		13,494		52,952
Plus:
Interest expense(2)		212		212		212		212		848
Depreciation and amortization expense		1,384		1,403		1,415		1,394		5,596

Adjusted EBITDA(3)		14,042		14,969		15,285		15,100		59,396
Less:
Cash interest paid(2)		128		128		128		128		512
Incremental publicly-traded partnership expenses(4)		500		500		500		500		2,000
Incremental allocated operating expenses(5)		786		821		835		835		3,277
Maintenance capital expenditures(6)		114		130		124		109		477
Expansion capital expenditures(6)		350		—		—		18		368
Plus:
Capital contribution from parent for expansion capital expenditures(7)		350		—		—		18		368

Distributable Cash Flow(3)		$12,514		$13,390		$13,698		$13,528		$53,130

Annualized minimum quarterly distribution per unit
Distributions to public common unitholders(8)
Distributions to our parent—common units(8)
Distributions to our parent—subordinated units(8)
Distributions to our general partner
Total distributions to our unitholders and general partner

Excess of distributable cash flow over aggregate annualized minimum quarterly distributions	$		$		$		$		$

(1)	Includes approximately $19.7 million of railcar lease costs under the lease agreements that will be assigned to us in connection with this offering.
(2)	Includes (i) interest on our Predecessor’s QLICI Notes and (ii) commitment fees of $0.4 million that would have been paid by our Predecessor had our new revolving credit facility been in place during the periods presented. In addition, interest expense includes the amortization of origination fees on our new revolving credit facility.

(3)	For the definition of the non-GAAP financial measure Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly-comparable financial measure calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Condensed Consolidated Financial and Operating Data—Non-GAAP Financial Measure.”
(4)	We expect to incur approximately $2.0 million of estimated annual incremental general and administrative expenses as a result of being a separate publicly-traded partnership, including costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent audit fees, legal fees, investor relations, Sarbanes-Oxley compliance, stock exchange listing, register and transfer agent fees, incremental officer and director liability expenses and director compensation.
(5)	Represents $0.4 million of incremental allocated general and administrative expenses and $2.9 million of incremental allocated operations and maintenance expenses that we will incur under the omnibus agreement and the operational services and secondment agreement, respectively, that we will enter into with our parent as of the closing of this offering.
(6)	Historically, we did not make a distinction between maintenance capital expenditures and expansion capital expenditures as will be required in accordance with the definition of those terms in our partnership agreement that will be entered into at the time of this offering. We believe that the amount of maintenance and expansion capital expenditures shown above approximates the maintenance and expansion capital expenditures that we would have recorded in accordance with our partnership agreement for the year ended December 31, 2014. Under our partnership agreement, maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace ethanol storage facilities, fuel terminal facilities, transportation assets and other related assets and businesses, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations. Under our partnership agreement, expansion capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to increase, over the long term, our operating capacity or operating income. The majority of our assets are relatively new and, therefore, we did not incur significant maintenance capital expenditures for the year ended December 31, 2014.
(7)	Historically, our capital expenditures were funded by our parent; thus we have included a contribution from our parent to fund expansion capital expenditures in a corresponding amount to the amount of expansion capital expenditures. Please read “—Significant Forecast Assumptions—Capital Expenditures.”
(8)	Based on the number of common units and subordinated units expected to be outstanding upon the closing of this offering and assumes that the underwriters’ option to purchase additional common units is not exercised.

Estimated Distributable Cash Flow for the Twelve Months Ending March 31, 2016

Our estimated distributable cash flow for the twelve months ending March 31, 2016 is forecasted to be $55.1 million. This amount would exceed by $         million the amount needed to pay the aggregate annualized minimum quarterly distribution of $         per unit on all of our outstanding common and subordinated units for the twelve months ending March 31, 2016. The number of outstanding units on which we have based our estimate assumes that the underwriters’ option to purchase additional common units is not exercised.

We have not historically made public projections as to future operations, earnings or other results. However, management has prepared the forecast of estimated distributable cash flow for the twelve months ending March 31, 2016, and related assumptions set forth below to substantiate our belief that we will have sufficient available cash to pay the minimum quarterly distribution to all of our unitholders for the twelve months ending March 31, 2016. Please read below under “—Significant Forecast Assumptions” for further information as to the assumptions we have made for this forecast. This forecast is a forward-looking statement and should be read together with our unaudited pro forma balance sheet and the accompanying notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This forecast was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the assumptions on which we base our belief that we can generate sufficient distributable cash flow to pay the minimum quarterly distribution to all unitholders for the forecasted period. However, this information is not factual and should not be relied upon as being necessarily indicative of our future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

The prospective financial information included in this registration statement has been prepared by, and is the responsibility of, our management. KPMG LLP has neither compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate our estimated distributable cash flow.

The assumptions and estimates underlying the prospective financial information are inherently uncertain and, though considered reasonable by us as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Please read “Cautionary Note Concerning Forward-Looking Statements” and “Risk Factors” for a discussion of various factors that could materially affect our financial condition, results of operations, business, prospects and securities. Accordingly, there can be no assurance that the prospective results are indicative of our future performance or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the forecast or to update this forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this prospective financial information.

The following table presents our forecast of estimated distributable cash flow for the twelve-month period ending March 31, 2016.

Green Plains Partners LP

Estimated Distributable Cash Flow

	Three Months Ending								Twelve Months Ending March 31, 2016
(in thousands)	June 30, 2015		September 30, 2015		December 31, 2015		March 31, 2016
Revenues
Affiliate revenues		$20,645		$20,962		$20,842		$20,586		$83,035
Non-affiliate revenues		1,882		1,885		1,908		1,908		7,583

Total revenues		22,527		22,847		22,750		22,494		90,618

Operating Expenses
Operations and maintenance expenses(1)		7,336		7,328		7,196		7,124		28,984
General and administrative expenses(2)		1,390		1,467		1,468		1,243		5,568
Depreciation and amortization expense		1,292		1,309		1,313		1,317		5,231

Total operating expenses		10,018		10,104		9,977		9,684		39,783

Operating Income		12,509		12,743		12,773		12,810		50,835
Interest income		19		19		19		19		76
Interest expense(3)		(227)		(227)		(227)		(227)		(908)

Net Income		12,301		12,535		12,565		12,602		50,003

Plus:
Interest expense(3)		227		227		227		227		908
Depreciation and amortization expense		1,292		1,309		1,313		1,317		5,231

Adjusted EBITDA(4)		13,820		14,071		14,105		14,146		56,142
Less:
Cash interest paid(3)		143		143		143		143		572
Maintenance capital expenditures(5)		118		120		120		124		482
Expansion capital expenditures(6)		960		—		—		—		960
Plus:
Borrowings to fund expansion capital expenditures		960		—		—		—		960

Distributable Cash Flow		$13,559		$13,808		$13,842		$13,879		$55,088

Annualized minimum quarterly distribution per unit
Distributions to public common unitholders(7)
Distributions to our parent—common units(7)
Distributions to our parent—subordinated units(7)
Distributions to our general partner

Total distributions to our unitholders and general partner

Excess of distributable cash flow over aggregate annualized minimum quarterly distributions	$		$		$		$		$

(1)	Includes approximately $21.3 million of railcar lease expenses under the lease agreements that will be assigned to us in connection with this offering, as well as approximately $3.2 million of incremental allocated operations and maintenance expenses that we will incur under the operational services and secondment agreement that we will enter into with our parent as of the closing of this offering.
(2)

We expect to incur approximately $2.0 million of estimated annual incremental general and administrative expenses as a result of being a separate publicly-traded partnership, including costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent audit fees, legal fees, investor relations, Sarbanes-Oxley compliance, stock exchange listing, register and transfer agent fees, incremental officer and director liability expenses and director compensation. Also includes $0.4 million of incremental allocated general and administrative expenses that we will incur under the omnibus agreement that we will enter into with our parent as of the closing of this offering.
(3)	Includes interest on amounts outstanding under our new revolving credit facility, commitment fees on the unused portion of our new revolving credit facility and interest on our Predecessor’s QLICI Notes. In addition, interest expense includes the amortization of origination fees on our new revolving credit facility.
(4)	For the definition of the non-GAAP financial measure Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Condensed Consolidated Financial and Operating Data—Non-GAAP Financial Measure.”
(5)	Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace ethanol storage facilities, fuel terminal facilities, transportation assets and other related assets and businesses, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations.
(6)	Expansion capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to increase, over the long term, our operating capacity or operating income.
(7)	Based on the number of common units and subordinated units expected to be outstanding upon the closing of this offering and assumes that the underwriters’ option to purchase additional common units is not exercised.

Significant Forecast Assumptions

The forecast is unaudited and has been prepared by, and is the responsibility of, management. The forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending March 31, 2016. While the assumptions disclosed in this prospectus are not all-inclusive, the assumptions listed below are those that we believe are material to our forecasted results of operations, and any assumptions not discussed below were not deemed to be material. We believe we have a reasonable, objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and our actual results and those differences could be material. If the forecasted results are not achieved, we may not be able to pay cash distributions on our common units at the minimum quarterly distribution rate or at all.

General Considerations

Historically, our parent did not operate our ethanol storage facilities and railcar fleet as stand-alone businesses for profit and, as a result, has not had intercompany revenues attributable to these activities. We expect our ethanol storage facilities and our transportation assets will be solely attributable to the storage and transportation of ethanol under our agreements with Green Plains Trade.

As discussed in this prospectus, we expect a substantial portion of our revenues and expenses will be determined by a storage and throughput agreement and transportation agreement that did not previously exist and that we expect to enter into with Green Plains Trade at the closing of this offering. Through our parent’s contribution of BlendStar LLC to us upon the closing of this offering, we will also assume the Birmingham terminaling agreement and several other terminaling agreements with Green Plains Trade as well as several terminaling agreements with third parties. Our storage and throughput agreement and certain of our terminaling agreements, including the Birmingham terminaling agreement, will be supported by minimum volume commitments, and our transportation agreement will be supported by minimum railcar take-or-pay usage commitments. Accordingly, our forecasted results are not directly comparable with historical periods. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Results” And “Business—Commercial Agreements with Our Parent’s Affiliate.”

Revenues and Volumes

We estimate that we will generate pro forma revenues of $90.6 million for the twelve months ending March 31, 2016, compared with pro forma revenues of $86.0 million for the year ended December 31, 2014. For the twelve months ending March 31, 2016, approximately $50.0 million, or 55.2%, of our forecasted revenues are attributable to our storage and throughput agreement with Green Plains Trade, approximately $3.4 million, or 3.8%, of our forecasted revenues is attributable to our terminaling agreements with Green Plains Trade, approximately $26.7 million, or 29.5%, of our forecasted revenues is attributable to our transportation agreement with Green Plains Trade, excluding revenues from our tanker trucks, and approximately $7.6 million, or 8.4%, of our forecasted revenues is attributable to our terminaling agreements with third parties. Based on our assumptions for the twelve months ending March 31, 2016, we expect 87.1% of our forecasted revenues to be supported by minimum commitments under our commercial agreements with Green Plains Trade and third parties.

To forecast our revenues, we used our historical volumes handled on behalf of our parent and third parties for the year ended December 31, 2014, and made adjustments taking into account historical utilization of capacity, internal forecasts for our parent’s ethanol production capacity and U.S. and global ethanol supply and demand. The increase in forecasted revenues compared to the year ended December 31, 2014 is primarily due to an increase in volumes attributable to the 100 mmgy ethanol expansion project that our parent is implementing at its ethanol production plants, partially offset by lower assumed utilization.

The following table compares forecasted volumes and our minimum commitments under our commercial agreements for the twelve months ending March 31, 2016 to actual volumes for the year ended December 31, 2014.

Agreement	Actual Year Ended December 31, 2014 Volumes	Forecasted Twelve Months Ending March 31, 2016 Volumes		Annualized Minimum Commitments		Percentage of Forecasted Revenue for Twelve Months Ending March 31, 2016
Green Plains Trade Agreements
Storage and Throughput (mmgy)	966.2	1,000.0		850.0		55.2%
Birmingham terminal (mmgy)	40.6	33.2		33.2		1.3
Other terminals (mmgy)	69.3	74.1		28.8	(2)	2.5
Transportation(1) (railcars)	2,186	2,135	(3)	2,135	(4)	29.5
Third-Party Agreements
Birmingham terminal (mmgy)	174.9	165.9		165.9		6.5
Other terminals (mmgy)	40.0	31.6		12.9	(2)	1.9

(1)	Excludes transportation usage related to our tanker trucks, which comprises 3.2% of forecasted revenue for the twelve months ending March 31, 2016.
(2)	Only certain of our terminaling agreements with Green Plains Trade and third parties for our other terminals have minimum commitments.
(3)	Represents the weighted average number of railcars leased by us subject to our transportation agreement for the twelve months ending March 31, 2016.
(4)	Green Plains Trade will be obligated to pay the monthly railcar fee regardless of usage. The minimum railcar commitment and the rate charged per railcar depend on the terms of our existing railcar lease agreements.

We have forecasted volumes from Green Plains Trade under our storage and throughput agreement above the minimum commitment under such agreement. We have forecasted volumes from Green Plains Trade under our terminaling agreement for the Birmingham terminal and under our transportation agreement at the minimum commitments under those agreements. We have forecasted usage and volumes from Green Plains Trade under terminaling agreements at our other fuel terminal facilities based on actual historical usage and volumes. We have forecasted usage and volumes from third parties under terminaling agreements for our Birmingham facility at the minimum commitments under those agreements and for our other fuel terminal facilities based on actual historical usage and volumes. We expect that any variances between the actual and forecasted revenues of our fuel terminal facilities will be driven by differences between actual and forecasted volumes received from third parties for terminal services and logistics solutions.

Ethanol Storage Facilities. Under our storage and throughput agreement, Green Plains Trade will be obligated to throughput a minimum of 212.5 mmg per calendar quarter of product (equivalent to 850 mmgy) at our storage facilities, representing approximately 85% of our parent’s production capacity as of December 31, 2014, and will be obligated to pay $0.05 per gallon on all volumes it throughputs. The forecast reflects the assumption that Green Plains Trade will utilize 1,000 mmgy of our daily average storage capacity, which implies a utilization rate of 90.6% for the twelve months ending March 31, 2016.

The following table compares the forecasted daily average capacity at our parent’s ethanol production facilities and throughput at our storage facilities for the twelve months ending March 31, 2016 with daily average capacity and throughput for the year ended December 31, 2014:

	Actual Year Ended December 31, 2014		Forecasted For the Twelve Months Ending March 31, 2016
Ethanol Production Plant Location	Daily Average Capacity (mmgy)	Throughput(1) (mmgy)	Daily Average Capacity (mmgy)	Throughput(1) (mmgy)
Atkinson, Nebraska	50	47	58	50
Bluffton, Indiana	120	113	120	116
Central City, Nebraska	100	106	120	105
Fairmont, Minnesota	106	101	129	105
Lakota, Iowa	100	106	120	107
Obion, Tennessee	120	116	120	116
Ord, Nebraska	55	59	55	58
Otter Tail, Minnesota	60	44	60	53
Riga, Michigan	60	54	60	57
Shenandoah, Iowa	65	69	70	70
Superior, Iowa	60	54	60	58
Wood River, Nebraska	115	98	129	105

Total (subject to rounding)	1,011	966	1,104	1,000

Utilization		95.6%		90.6%

(1)	Throughput for our storage facilities is equal to plant production at our parent’s ethanol production plants.

The increase in the aggregate production capacity at our parent’s ethanol production facilities for the twelve months ending March 31, 2016 compared to the year ended December 31, 2014 assumes the timely completion of our parent’s announced 100 mmgy expansion project at its ethanol production plants. We will not be obligated to spend any capital expenditures on these capital expansion projects.

Fuel Terminal Facilities. Green Plains Trade is obligated to pay us a minimum monthly charge of $98,150, which represents $0.0355 per gallon on Green Plains Trade’s minimum throughput of approximately 2.8 mmg at our Birmingham facility. In addition, we have two contracts with third parties, with remaining terms of two years, pursuant to which such parties are obligated to pay us aggregate monthly minimum charges on minimum throughput of 13.8 mmgy at our Birmingham facility. Our throughput capacity at our Birmingham facility for the year ended December 31, 2014 was 300 mmgy and our utilization rate was approximately 72%. Our forecasted throughput at our Birmingham facility is assumed to equal the minimum volume commitments under the applicable contracts and represents a utilization rate of approximately 66%.

At our other terminal facilities, Green Plains Trade and third parties will pay us varying rates per gallon of product throughput at the facilities. For this forecast, we have assumed a slight decrease in our revenues from these facilities of approximately $0.7 million. Certain of our terminal services arrangements with Green Plains Trade and third parties for these terminals will be supported by minimum commitments.

Transportation Assets. The forecast reflects an assumption that Green Plains Trade will be obligated to take-or-pay for a minimum of 2,186 railcars pursuant to our transportation agreement with Green Plains Trade, which represents all of the railcars currently under lease by us, and a weighted average of 2,135 railcars leased by us during the forecast period. The fee under our transportation agreement with Green Plains Trade currently averages $1,043 per month per railcar for the forecast period for each railcar provided by us, which includes approximately $210 per month in excess of our cost to lease each railcar. Our leased railcars are subject to lease agreements with various terms and as a result will have various terms under our transportation agreement with Green Plains Trade. Upon the expiration of the term of a railcar lease agreement, the leased railcars will no longer be subject to the transportation agreement. 4.7%, 40.8%, 5.1% and 10.5% of our current leased railcar fleet have terms that will expire in the years ended December 31, 2015, 2016, 2017 and 2018, respectively, or approximately 61.1% of our current fleet during that timeframe. We do not forecast that we will lease additional railcars to replace those railcars that will no longer be subject to our transportation agreement as a result of expiring leases. Instead, we have forecasted that when the leases expire, Green Plains Trade will replace those railcars with railcars leased from a third party. Our management of the logistical operations of these replacement railcars will be subject to our transportation agreement, and we will receive a fee of $40 per month for each such railcar leased by Green Plains Trade from a third party.

In addition, we provide trucking fuel transportation services. In 2014, we transported 38.0 mmg of ethanol using our tanker trucks. We have forecasted that we will transport additional volumes using tanker trucks due to anticipated acquisitions of four additional tanker trucks, which will result in aggregate revenues of 3.2% of forecasted revenue for the twelve months ending March 31, 2016. Please read “—Capital Expenditures.”

Operations and Maintenance Expenses

Our operations and maintenance expenses are comprised primarily of lease expenses related to our transportation assets, labor expenses, outside contractor expenses, insurance premiums, repairs and maintenance expenses and utility costs. We estimate that we will incur operations and maintenance expenses of $29.0 million for the twelve months ending March 31, 2016, compared with $25.2 million for the year ended December 31, 2014, both on a pro forma basis. Our forecasted operations and maintenance expenses include $21.3 million of lease costs related to our railcars and an estimated reimbursement of $3.2 million to our parent under the operational services and secondment agreement that we and our parent will enter into at the closing of this offering, under which our parent will agree to provide certain management, maintenance and operational services to us in support of our facilities. Additionally, we intend to retrofit or replace any of our approximately 2,200 leased railcars to abide by new regulations proposed by the DOT to address concerns related to safety. Pursuant to the terms of the omnibus agreement we will enter into upon the closing of this offering, our parent will indemnify us for any cost associated with the retrofit or replacement of our leased railcars pursuant to the proposed DOT regulations. For a more complete description of these provisions please read “Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions—Operational Services and Secondment Agreement” and “Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions—Omnibus Agreement.”

General and Administrative Expenses

We estimate that our total general and administrative expenses will be $5.6 million pro forma for the twelve months ending March 31, 2016, compared with $1.8 million, which included $0.4 million of incremental allocated general and administrative expenses, for the year ended December 31, 2014. The estimated increase in general and administrative expenses is expected to be attributable to the following:

•

approximately $1.8 million per year to our parent under the omnibus agreement that we and our parent will enter into at the closing of this offering for the provision of certain general and administrative services to us. For a more complete description of this agreement and the services covered by it, please read “Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Omnibus Agreement”; and

•

approximately $2.0 million of incremental annual expenses as a result of being a publicly-traded partnership, including costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent audit fees, legal fees, investor relations, Sarbanes-Oxley compliance, stock exchange listing, register and transfer agent fees, director compensation and incremental officer and director liability insurance costs.

Depreciation and Amortization Expense

We estimate that depreciation and amortization expense will be $5.2 million for the twelve months ending March 31, 2016, compared with $5.6 million for the year ended December 31, 2014, both on a pro forma basis. We forecasted depreciation and amortization expense based on expected cost basis of our assets and their related depreciation and amortization lives.

Financing

We estimate that interest expense will be approximately $0.9 million for the twelve months ending March 31, 2016, compared with $0.8 million for the year ended December 31, 2014, both on a pro forma basis, based on the following assumptions:

•

we will enter into a new $         million revolving credit facility at the closing of this offering, which will remain undrawn during the forecast period with an estimated weighted average rate on any borrowings of approximately     %;

•	interest expense includes an estimated % commitment fee for the unutilized portion of the revolving credit;

•	interest expense includes the amortization of debt issuance costs incurred in connection with our new revolving credit facility;

•	interest expense includes interest on our Predecessor’s QLICI Notes; and

•	we expect to realize immaterial interest income attributable to the $8 million note receivable related to our Predecessor’s QLICI Notes.

Capital Expenditures

We estimate that total capital expenditures for the twelve months ending March 31, 2016 will be approximately $1.4 million compared with approximately $0.8 million for the year ended December 31, 2014, both on a pro forma basis. Our estimate is based on the following assumptions:

•	we estimate that our maintenance capital expenditures will be approximately $0.5 million for the twelve months ending March 31, 2016; and

•

we estimate that our expansion capital expenditures will be approximately $1.0 million for the twelve months ending March 31, 2016, related primarily to our anticipated acquisition of an additional four tanker trucks.

We assume that the capital expenditures associated with the expansion projects by our parent, if any, during the twelve months ending March 31, 2016 would be minimal since our ethanol storage facilities have available capacity to accommodate growth in our parent’s throughput.

Regulatory, Industry and Economic Factors

Our forecast of estimated Adjusted EBITDA for the twelve months ending March 31, 2016 is based on the following significant assumptions related to regulatory, industry and economic factors:

•

neither Green Plains Trade nor any third parties will default under any of our commercial agreements or reduce, suspend or terminate their obligations, nor will any events occur that would be deemed a force majeure event, under such commercial agreements;

•	our ethanol storage facilities will not fall below the level of Green Plains Trade’s commitment under the storage and throughput agreement at any time;

•

there will not be any new federal, state or local regulation, or any interpretation of existing regulation, of the portions of the ethanol and logistics industries in which we operate that will be materially adverse to our business;

•

there will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events that affect our assets or the storage, throughput, terminal or transportation of the ethanol volumes included in our forecast;

•	there will not be a shortage of skilled labor; and

•	there will not be any material adverse changes in the ethanol storage, throughput, terminal or transportation industries, the ethanol and fuel markets or overall economic conditions.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending                     , 2015, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the amount of our distribution for the period from the closing of this offering through                     , 2015, based on the number of days in that period.

Definition of Available Cash

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business (including reserves for our future capital expenditures, future acquisitions and anticipated future debt service requirements);

•	comply with applicable law, any of our or our subsidiaries’ debt instruments or other agreements or any other obligation; or

•

provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

•

plus, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings incurred under a credit facility, commercial paper facility or similar financing arrangement that are used solely for working capital purposes or to pay distributions to our partners and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

Under our current cash distribution policy, we intend to pay a minimum quarterly distribution to the holders of our common units and subordinated units of $         per unit, or $         per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner and its affiliates. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our cash distribution policy and the decision to pay any distribution will be determined by our general partner, taking into consideration the terms of our partnership agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Credit Facility” for a discussion of the restrictions that we expect to be included in our new revolving credit facility that may restrict our ability to pay distributions.

General Partner Interest and Incentive Distribution Rights

Initially, our general partner will be entitled to 2% of all quarterly distributions from inception that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s initial 2% general partner interest in these distributions will be reduced if we issue additional limited partner interests in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest (other than the issuance of common units upon any exercise by the underwriters of their option to purchase additional common units in this offering).

Our general partner will also initially hold incentive distribution rights that will entitle it to receive increasing percentages, up to a maximum of 48%, of the available cash we distribute from operating surplus (as defined below) in excess of $         per unit per quarter. The maximum distribution of 48% does not include any distributions that our general partner or its affiliates may receive on the general partner interest, common units or subordinated units that they may own. Please read “—General Partner Interest and Incentive Distribution Rights” for additional information.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

We define operating surplus as:

•	$ million (as described below); plus

•

all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below), provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified settlement or termination date will be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge had it not been terminated; plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

•

cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•

cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional working capital borrowings.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $         million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define interim capital transactions as (1) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (2) sales of equity securities, (3) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements and (4) capital contributions received by us.

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of our general partner and its affiliates, officer, director and employee compensation, debt service payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts (provided that payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to its scheduled settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract and amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract will be amortized over the life of such interest rate hedge contract or commodity hedge contract), maintenance capital expenditures (as discussed in further detail below), and repayment of working capital borrowings; provided, however, that operating expenditures will not include:

•	repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

•

payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness other than working capital borrowings;

•	expansion capital expenditures;

•	payment of transaction expenses (including taxes) relating to interim capital transactions;

•	distributions to our partners (including distributions in respect of our incentive distribution rights);

•	repurchases of our equity interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

•	any other expenditures or payments using the proceeds of this offering that are described in “Use of Proceeds.”

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by interim capital transactions.

Characterization of Cash Distributions

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed by us since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus generally will not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components, including a $         million cash basket, that represent non-operating sources of cash. Consequently, it is possible that all or a portion of specific distributions from operating surplus may represent a return of capital. Any available cash distributed by us in excess of our cumulative operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering and as a return of capital. We do not anticipate that we will pay any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace unloading equipment or other equipment at our facilities, to maintain equipment reliability, integrity and safety and to comply with environmental laws and regulations.

Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long term. Examples of expansion capital expenditures include the acquisition of equipment, or the construction, development or acquisition of additional unloading equipment or other equipment at our facilities, to the extent such capital expenditures are expected to expand our long-term operating capacity or operating income. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of.

Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated as maintenance capital expenditures or expansion capital expenditures by our general partner.

Subordinated Units and Subordination Period

General

Our partnership agreement provides that, during the subordination period (as described below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $         per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Subordinated units are deemed “subordinated” because for a period of time, referred to as the “subordination period,” the subordinated units will not be entitled to receive any distributions of available cash from operating surplus until the common units have received the minimum quarterly distribution on the common units plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters. Furthermore, no arrearages will accrue or be payable on the subordinated units. Furthermore, no arrearages will accrue or be payable on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be sufficient available cash from operating surplus to pay the minimum quarterly distribution on the common units.

Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning after                     , 2018, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units and subordinated units and the corresponding distributions on the 2% general partner interest equaled or exceeded $         (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $         (the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units and the corresponding distributions on the 2% general partner interest during those periods on a fully diluted weighted average basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of the Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending                     , 2015, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units and subordinated units and the corresponding distributions on the 2% general partner interest equaled or exceeded $         (150% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding that date;

•

the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (1) $         (150% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units and the corresponding distributions on the 2% general partner interest during that period on a fully diluted weighted average basis and (2) the corresponding distributions on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration Upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause:

•

the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner;

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end; and

•	our general partner will have the right to convert its incentive distribution rights into common units or to receive cash in exchange for those interests.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

•

operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet under the caption “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•

any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash from Operating Surplus During the Subordination Period

If we pay a distribution of available cash from operating surplus for any quarter during the subordination period, our partnership agreement requires that we pay the distribution in the following manner:

•

first, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•

third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and we do not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus After the Subordination Period

If we pay a distribution of available cash from operating surplus for any quarter after the subordination period, our partnership agreement requires that we pay the distribution in the following manner:

•	first, 98% to all common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us in order to maintain its 2% general partner interest if we issue additional limited partner interests. Our general partner’s 2% general partner interest, and the percentage of our cash distributions to which it is entitled from such 2% general partner interest, will be proportionately reduced if we issue additional limited partner interests in the future (other than the issuance of common units upon any exercise by the underwriters of their option to purchase additional common units in this offering, the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of the incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2% general partner interest. Our partnership agreement does not require that our general partner fund its capital contribution with cash. Our general partner may instead fund its capital contribution by the contribution to us of common units or other property.

Incentive distribution rights represent the right to receive an increasing percentage (13%, 23% and 48%, in addition to distributions paid on the general partner’s 2% general partner interest) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved for certain specified time periods. Our general partner currently holds the incentive distribution rights, but may transfer these rights at any time separately from its general partner interest.

The following discussion assumes that our general partner maintains its 2% general partner interest and that our general partner continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common unitholders and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•

second, 85% to all common unitholders and subordinated unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $         per unit for that quarter (the “second target distribution”);

•

third, 75% to all common unitholders and subordinated unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $         per unit for that quarter (the “third target distribution”); and

•	thereafter, 50% to all common unitholders and subordinated unitholders, pro rata, and 50% to our general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner (as the holder of our incentive distribution rights) based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner (as the holder of our incentive distribution rights) and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit Target Amount.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume that our general partner has contributed any additional capital necessary to maintain its 2% general partner interest, our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Per Unit Target Amount		Common Unitholders		Subordinated Unitholders		General Partner (as Holder of Our Incentive Distribution Rights)
Minimum Quarterly Distribution	$			%		%		%
First Target Distribution	above $	up to $		%		%		%
Second Target Distribution	above $	up to $		%		%		%
Third Target Distribution	above $	up to $		%		%		%
Thereafter	above $			%		%		%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. The right of the holder of the incentive distribution rights to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to the holder of the incentive distribution rights are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distributions for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarter. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that the holder of the incentive distribution rights will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters immediately preceding the reset event as compared to the average cash distributions per common unit during that two-quarter period.

The number of common units that our general partner (or the then-holder of the incentive distribution rights, if other than our general partner) would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average aggregate amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the aggregate amount of cash distributed per common unit during each of these two quarters.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives an amount per unit equal to 115% of the reset minimum quarterly distribution for that quarter;

•	second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for the quarter;

•

third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

Because a reset election can only occur after the subordination period expires, the reset minimum quarterly distribution will have no significance except as a baseline for the target distribution levels.

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner (as the holder of our incentive distribution rights) at various cash distribution levels (1) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $        .

	Quarterly Distribution Per Unit Prior to Reset	Marginal Percentage Interest in Distributions						Quarterly Distribution Per Unit Following Hypothetical Reset
		Common Unitholders		2% General Partner Interest		Incentive Distribution Rights
Minimum Quarterly Distribution	$		%		%		%	$
First Target Distribution	above $ up to $		%		%		%	above $ up to $ (1)
Second Target Distribution	above $ up to $		%		%		%	above $ up to $ (2)
Third Target Distribution	above $ up to $		%		%		%	above $ up to $ (3)
Thereafter	above $		%		%		%	above $ (3)

(1)	This amount is 115% of the hypothetical reset minimum quarterly distribution.
(2)	This amount is 125% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner (as the holder of our incentive distribution rights), including in respect of incentive distribution rights, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be              common units outstanding, our general partner’s 2% general partner interest has been maintained and the average distribution to each common unit would be $         per quarter for the two consecutive, non-overlapping quarters prior to the reset.

	Quarterly Distribution Per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to General Partner Prior to Reset				Total Distributions
			Common Units	2% General Partner Interest	Incentive Distribution Rights	Total
Minimum Quarterly Distribution	$	$	$	$	$	$	$
First Target Distribution	above $ up to $
Second Target Distribution	above $ up to $
Third Target Distribution	above $ up to $

Thereafter	above $	$	$	$	$	$	$

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner (as the holder of our incentive distribution rights), including in respect of incentive distribution rights, with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be             common units outstanding, our general partner has maintained its 2% general partner interest and that the average distribution to each common unit would be $        . The number of common units issued as a result of the reset was calculated by dividing (x) $         as the average of the amounts received by the general partner in respect of its incentive distribution rights for the two consecutive, non-overlapping quarters prior to the reset as shown in the table above, by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive, non-overlapping quarters prior to the reset as shown in the table above, or $        .

	Quarterly Distribution Per Unit After Reset	Cash Distributions to Common Unitholders After Reset	Cash Distributions to General Partner After Reset
			Common Units	2% General Partner Interest	Incentive Distribution Rights	Total	Total Distributions
Minimum Quarterly Distribution	$	$	$	$	$	$	$
First Target Distribution	above $ up to $
Second Target Distribution	above $ up to $
Third Target Distribution	above $ up to $

Thereafter	above $	$	$	$	$	$	$

Our general partner (as the holder of our incentive distribution rights) will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

Our partnership agreement requires that we pay distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98% to our common unitholders and subordinated unitholders, pro rata, and 2% to our general partner, until the minimum quarterly distribution is reduced to zero, as described below;

•

second, to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

•	thereafter, we will pay all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution after any of these distributions are made, the effects of distributions of capital surplus may make it easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. Then, after distributing an amount of capital surplus for each common unit equal to any unpaid arrearages of the minimum quarterly distributions on outstanding common units, we will then pay all future distributions from operating surplus, with 50% being paid to the unitholders, pro rata, and 2% to our general partner and 48% to the holder(s) of the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units (commonly referred to as a “reverse split”) or subdivide our units into a greater number of units (commonly referred to as a “split”), our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the unrecovered initial unit price; and

•	the per unit amount of any outstanding arrearages in payment of the minimum quarterly distribution on the common units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level, and each subordinated unit would be split into two subordinated units. We will not make any adjustment by reason of the issuance of additional units for cash or property (including additional common units issued under any compensation or benefit plans).

In addition, if legislation is enacted or if the official interpretation of existing law is modified by a governmental authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference may be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders, the holders of our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation (as described below).

The allocations of gain and loss upon our liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a liquidation preference over the holders of outstanding subordinated units, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units plus, along with the subordinated units, a portion of any remaining funds, as described below. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to our partners in the following manner:

•	first, to our general partner to the extent of any negative balance in its capital account;

•	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of:

(1) the unrecovered initial unit price;

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

(3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until the capital account for each subordinated unit is equal to the sum of:

(1) the unrecovered initial unit price; and

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98% to all unitholders, pro rata, and 2% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to our general partner, for each quarter of our existence;

•	fifth, 85% to all unitholders, pro rata, and 15% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to our general partner for each quarter of our existence;

•	sixth, 75% to all unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner for each quarter of our existence; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

The percentages set forth above are based on the assumptions that our general partner maintains its 2% general partner interest and has not transferred its incentive distribution rights and that we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, after making allocations of loss to the general partner and the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our general partner and unitholders in the following manner:

•

first, 98% to the holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•

second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100% to our general partner.

The percentages set forth above are based on the assumption that our general partner maintains its 2% general partner interest and has not transferred its incentive distribution rights and that we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional partnership interests. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional partnership interests, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional partnership interests or upon our liquidation in a manner that results, to the extent possible, in the partners’ capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. In contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional partnership interests to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common units and subordinated units. If we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional partnership interests will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA CONDENSED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table shows selected historical condensed consolidated financial and operating data of our Predecessor, and selected unaudited pro forma condensed consolidated financial and operating data of Green Plains Partners LP for the periods and as of the dates indicated. The selected historical condensed consolidated financial data of our Predecessor as of and for the years ended December 31, 2014 and 2013 are derived from the audited consolidated financial statements of our Predecessor appearing elsewhere in this prospectus. The following tables should be read together with, and are qualified in their entirety by reference to, the historical and unaudited pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The selected unaudited pro forma condensed consolidated financial and operating data presented in the following table for the year ended December 31, 2014 are derived from the unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma consolidated balance sheet assumes the offering and the related transactions occurred as of December 31, 2014, and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2014 assumes the offering and the related transactions occurred as of January 1, 2014.

The unaudited pro forma consolidated financial statements give effect to the following:

•	our parent’s contribution of our Predecessor and our other initial assets and operations;

•	our issuance of common units and subordinated units to our parent;

•	our issuance of common units to the public in this offering, and application of the net proceeds as described in “Use of Proceeds;”

•	our entry into a new $ million revolving credit facility;

•	our entry into a storage and throughput agreement and a transportation agreement with Green Plains Trade and our assumption of our terminaling agreements and our leases for our railcars; and

•	our entry into an omnibus agreement and an operational services and secondment agreement with our parent.

For the years ended December 31, 2014 and 2013, our assets were part of the integrated operations of our parent, and our Predecessor’s affiliates generally recognized only the costs, but not the revenue, associated with certain of the services provided to our parent on an intercompany basis. The unaudited pro forma consolidated financial statements do not give effect to (i) an estimated $2.0 million of annual incremental general and administrative expenses that we expect to incur as a result of being a separate publicly-traded partnership or (ii) $0.4 million of incremental allocated general and administrative expenses and $2.9 million of incremental operations and maintenance expenses that we will incur under the omnibus agreement and the operational services and secondment agreement, respectively, that we will enter into with our parent as of the closing of this offering. For this reason, as well as the other factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Results,” our future results of operations will not be comparable to our Predecessor’s historical results.

The following table presents the non-GAAP financial measure of Adjusted EBITDA, which we use in evaluating the performance of our business. For a definition of Adjusted EBITDA and a reconciliation to our most directly-comparable financial measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measure” below.

	BlendStar LLC Historical		Partnership Pro Forma
	Year Ended December 31,		Year Ended December 31, 2014
	2014	2013
(in thousands, except per unit and operating data)			(unaudited)
Statements of Operations
Revenues
Affiliate revenues	$4,359	$3,853		$77,477
Non-affiliate revenues	8,484	7,179		8,484

Total revenues	12,843	11,032		85,961

Operating expenses
Operations and maintenance expenses	5,216	4,738		25,237
General and administrative expenses	1,403	1,296		1,403
Depreciation and amortization expense	2,568	2,731		5,596

Total operating expenses	9,187	8,765		32,236

Operating income	3,656	2,267		53,725

Other income (expense)
Interest income	75	50		75
Interest expense	(138)	(768)		(848)

Total other income (expense)	(63)	(718)		(773)

Income before income taxes	3,593	1,549		52,952
Income tax expense	1,339	587		—

Net income	2,254	962		52,952
Net income attributable to noncontrolling interests	121	48		—

Net income attributable to the Partnership	$2,133	$914		$52,952

General partner interest in net income			$
Common unitholders’ interest in net income			$
Subordinated unitholders’ interest in net income			$
Net income (loss) per common unit			$
Net income (loss) per subordinated unit			$

Balance Sheet Data (at period end)
Property and equipment, net	$18,568	$20,691		$39,943
Total assets	45,980	44,350
Total liabilities	10,287	11,175		12,252
Total member’s equity	35,693	33,175

Cash Flows Data
Net cash provided by (used in)
Operating activities	$4,284	$2,474
Investing activities	(547)	818
Financing activities	264	(1,941)

Other Financial Data
Adjusted EBITDA	$6,299	$5,048		$59,396
Operating Data
Product Throughput (mmgy)
Ethanol	288.6	287.6		1,254.8
Other fuels	28.7	20.7		28.7
Other products	7.5	5.5		7.5

Total	324.8	313.8		1,291.0

Non-GAAP Financial Measure

We define Adjusted EBITDA as earnings before interest expense, income tax expenses, depreciation and amortization plus adjustments related to minimum volume commitments, deficiency payments and loss on asset sales, less gain on asset sales. Adjusted EBITDA is not a presentation made in accordance with U.S. generally accepted accounting principles, or GAAP.

Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess:

•	our operating performance as compared to other publicly-traded partnerships, without regard to historical cost basis or financing methods;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of Adjusted EBITDA will provide useful information to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to Adjusted EBITDA is net income. Adjusted EBITDA should not be considered an alternative to GAAP net income, operating income, cash from operations or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income, operating income and cash from operations. Additionally, because Adjusted EBITDA may be defined differently by other companies in our industry, our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP.

The following table presents a reconciliation of net income to Adjusted EBITDA, the most directly-comparable GAAP financial measure, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	BlendStar LLC Historical		Partnership Pro Forma Year Ended December 31, 2014
	Year Ended December 31,
(in thousands)	2014	2013
			(unaudited)
Reconciliation of Net Income to Adjusted EBITDA
Net income.	$2,254	$962	$52,952
Add:
Interest expense	138	768	848
Depreciation and amortization expense	2,568	2,731	5,596
Income tax expense	1,339	587	—

Adjusted EBITDA	$6,299	$5,048	$59,396

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition for Green Plains Partners LP in conjunction with the historical consolidated financial statements for BlendStar LLC and its subsidiaries, our predecessor for accounting purposes, or our Predecessor, and the unaudited pro forma consolidated financial statements for Green Plains Partners LP included elsewhere in this prospectus. Among other things, those historical and unaudited pro forma consolidated financial statements include more detailed information regarding the basis of presentation for the following information.

In this section, references to (i) “we,” “our,” “us” or like terms when used in the historical sense, refer to our Predecessor and, when used in the present tense or future tense, these terms refer to Green Plains Partners LP and its subsidiaries, (ii) “our parent” refers to Green Plains Inc. or, as the context may require, Green Plains Inc. and its subsidiaries, other than us, our subsidiaries and our general partner, and (iii) “Green Plains Trade” refers to Green Plains Trade Group LLC, a wholly-owned subsidiary of our parent.

Overview

We are a Delaware limited partnership recently formed by our parent to own, operate, develop and acquire ethanol and fuel storage tanks, terminals, transportation assets and other related assets and businesses. Upon the consummation of this offering, we will own (i) 27 ethanol storage facilities located at or near our parent’s twelve ethanol production plants that have the ability to efficiently and effectively store and load railcars and tanker trucks with all of the ethanol produced at our parent’s ethanol production plants, (ii) eight fuel terminal facilities that are located near major rail lines and enable us to receive, store and deliver fuels from and to markets that otherwise lack efficient access to renewable fuels, and (iii) certain transportation assets, including a leased railcar fleet of approximately 2,200 railcars that are committed to transport ethanol from our parent’s ethanol production plants to refineries throughout the United States and international export terminals. In addition, our parent will own a     % limited partner interest in us, all of our incentive distribution rights and our general partner. We will generate a substantial portion of our revenues by charging fixed fees to Green Plains Trade for receiving, storing, transferring and transporting ethanol and other fuels. We do not take ownership of, or receive any payments based on the value of, the ethanol or fuel we handle; as a result, we will not have any direct exposure to fluctuations in commodity prices.

Because our operations will not commence until the closing of this offering when our parent contributes certain assets to us and we will be capitalized on a nominal basis prior to such time, we have not included any historical financial results in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

How We Generate Revenue

A substantial portion of our revenues and cash flows will initially be derived from commercial agreements with Green Plains Trade. At the closing of this offering, we will (1) enter into (i) a ten-year fee-based storage and throughput agreement and (ii) a six-year fee-based transportation agreement, and (2) assume (i) an approximately 2.5-year terminaling agreement for our Birmingham, Alabama-Unit Train Terminal, our Birmingham terminaling agreement, and (ii) various other terminaling agreements for our other fuel terminal facilities, each with Green Plains Trade. Our storage and throughput agreement and certain of our terminaling agreements, including the Birmingham terminaling agreement, will be supported by minimum volume commitments, and our transportation agreement will be supported by minimum railcar take-or-pay usage commitments. Green Plains Trade is required to pay us fees for these minimum commitments regardless of the actual throughput, capacity or number of railcars it uses or the amount of product tendered to us for transport, assuring us that during the terms of these agreements, we will receive a certain amount of revenue from our customers. We believe that the nature of these arrangements will provide stable and predictable cash flows over time.

Under our storage and throughput agreement, Green Plains Trade will be obligated to throughput a minimum of 212.5 million gallons, or mmg, per calendar quarter of product (equivalent to 850 million gallons per year, or mmgy) at our storage facilities, representing approximately 85% of our parent’s production capacity as of December 31, 2014. Green Plains Trade will exclusively put all of its affiliates’ ethanol production through our facilities; except that Green Plains Trade may exclude up to 2% of its production of alcohol and non-transportation fuels. Green Plains Trade will be obligated to pay $0.05 per gallon on all volumes throughput under our storage and throughput agreement. At the closing of this offering, the remaining primary term of our storage and throughput agreement will be ten years. Our storage and throughput agreement will automatically renew for successive one-year renewal terms unless either party provides written notice of its intent to terminate at least 360 days prior to the end of the remaining primary term or any renewal term.

Under our Birmingham terminaling agreement, Green Plains Trade is obligated to pay $0.0355 per gallon on the throughput minimum volumes of ethanol and other fuels, as well as fees for providing related ancillary services. At the closing of this offering, the remaining term of this terminaling agreement is approximately 2.5 years and will automatically renew for successive one-year renewal terms unless either party provides written notice of its intent to terminate at least 90 days prior to the end of the remaining primary term or any renewal term. Certain of our other terminaling agreements with Green Plains Trade and third parties also contain minimum commitments with various remaining terms.

Under our storage and throughput agreement and our Birmingham terminaling agreement, if Green Plains Trade fails to meet its minimum volume commitment during any quarter, then Green Plains Trade will pay us a deficiency payment equal to (1) the deficiency volume of product multiplied by (2) the applicable terminal or throughput fee during the quarter, or a Quarterly Deficiency Payment. The amount of any Quarterly Deficiency Payment paid by Green Plains Trade may be applied as a credit for any volumes throughput by Green Plains Trade in excess of the minimum commitment during any of the next four quarters, after which time any unused credits will expire.

Under our transportation agreement, Green Plains Trade is obligated to use our leased railcars to transport ethanol and other fuels from the receipt points identified by Green Plains Trade to nominated delivery points. Green Plains Trade will be obligated to pay the monthly railcar fee regardless of usage. Our leased railcars are subject to lease agreements with various terms. At the closing of this offering, the remaining primary term of our transportation agreement will be for six years. Upon the expiration of the terms of each railcar lease agreement, the respective leased railcars will no longer be subject to the transportation agreement. The weighted average term of the railcar lease agreements as of December 31, 2014 was 3.5 years.

Under our transportation agreement, Green Plains Trade is also obligated to use us for the logistical operations management of its railcar fleet used for the transportation of ethanol and other fuels, including those railcars not provided by us. Green Plains Trade will be obligated to pay $40 per month per railcar for these services for each railcar in its fleet regardless of usage. For railcars provided by us to Green Plains Trade, the fee related to these logistical operations management services is included in the monthly railcar fee for each railcar.

For more information about our commercial agreements with Green Plains Trade, including Green Plains Trade’s minimum volume commitments under these agreements, please read “Our Cash Distribution Policy and Restrictions on Distributions—Significant Forecast Assumptions—Revenues and Volumes” and “Business—Commercial Agreements with Our Parent’s Affiliate.”

In addition to our commercial agreements with Green Plains Trade, we are also party to terminaling agreements with third parties. Certain of these agreements provide minimum throughput volume commitments by each customer at our facilities.

How we will generate revenue after the closing of this offering differs from how our Predecessor historically generated revenue. For more information, please read “—Factors Affecting Comparability of our Financial Results.”

How We Evaluate Our Results of Operations

Our management intends to use a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our operating results and profitability and include: (i) volumes; (ii) operations and maintenance expenses; (iii) Adjusted EBITDA and (iv) distributable cash flow.

Volumes and Usage

Our revenues will primarily depend on the volumes of ethanol and other fuels that we store or throughput at our ethanol storage facilities and fuel terminal facilities, or transport by our railcars, a substantial portion of which are supported by minimum customer commitments. The volumes of ethanol and other fuels that we store, throughput or transport, and the number of railcars we lease are primarily affected by the supply of and demand for ethanol and other fuels in the markets served directly or indirectly by our assets, and will depend substantially on our parent’s operating margins on ethanol produced at its ethanol production plants. Although Green Plains Trade will commit to minimum volumes or usage, as applicable, under our commercial agreements, our results of operations will be impacted by:

•	Green Plains Trade’s utilization of our assets in excess of its minimum commitments;

•	our ability to identify and execute accretive acquisitions and organic expansion projects and capture incremental volumes or usage from Green Plains Trade or third parties; and

•

our ability to retain Green Plains Trade as a customer, enter into contracts with new customers and increase customer commitments, storage and throughput volumes, in the case of our ethanol storage and fuel assets, and usage commitments, in the case of our railcar assets.

Operations and Maintenance Expenses

Our management seeks to maximize the profitability of our operations by effectively managing operations and maintenance expenses. These expenses are comprised primarily of lease expenses, labor expenses, outside contractor expenses, insurance premiums, repairs and maintenance expenses and utility costs, including lease expenses associated with our railcars. These expenses generally remain relatively stable across broad ranges of storage, throughput and transportation volumes and usage but can fluctuate from period to period depending on the maintenance activities performed during that period. We will seek to manage our maintenance expenses by scheduling maintenance activities over time to avoid significant variability in our cash flows.

Adjusted EBITDA and Distributable Cash Flow

We define Adjusted EBITDA as earnings before interest expense, income tax expenses, depreciation and amortization plus adjustments related to minimum volume commitments, deficiency payments and loss on asset sales, less gain on asset sales. To analyze our performance after the closing of this offering we intend to use distributable cash flow, which we define as Adjusted EBITDA less cash paid for interest expense and maintenance capital expenditures. Adjusted EBITDA and distributable cash flow are not presentations made in accordance with U.S. generally accepted accounting principles, or GAAP.

Adjusted EBITDA and distributable cash flow are non-GAAP supplemental financial measures that management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess:

in the case of Adjusted EBITDA:

•	our operating performance as compared to other publicly-traded partnerships, without regard to historical cost basis or, in the case of Adjusted EBITDA, financing methods;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

in the case of distributable cash flow:

•	our operating performance as compared to other publicly-traded partnerships, without regard to historical cost basis;

•	the ability of our assets to generate sufficient cash flow to make distributions to our unitholders; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of Adjusted EBITDA and distributable cash flow will provide useful information to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to Adjusted EBITDA and distributable cash flow are net income and net cash provided by operating activities, respectively. Adjusted EBITDA and distributable cash flow should not be considered alternatives to GAAP net income, operating income, cash from operations or any other measure of financial performance or liquidity presented in accordance with GAAP. Each of Adjusted EBITDA and distributable cash flow has important limitations as analytical tools because they exclude some but not all items that affect net income, operating income and cash from operations. Additionally, because Adjusted EBITDA and distributable cash flow may be defined differently by other companies in our industry, our definitions of Adjusted EBITDA and distributable cash flow may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. You should not consider Adjusted EBITDA or distributable cash flow in isolation or as a substitute for analysis of our results as reported under GAAP.

The unaudited pro forma consolidated financial statements, upon which pro forma distributable cash flow is based, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the date indicated. Furthermore, distributable cash flow is a cash accounting concept, while our unaudited pro forma consolidated financial statements have been prepared on an accrual basis. We derived the amounts of pro forma distributable cash flow in the manner described under “Cash Distribution Policy and Restrictions on Distributions.” As a result, the amount of pro forma distributable cash flow should only be viewed as a general indication of the amount of distributable cash flow that we might have generated had we been formed in an earlier period.

For a further discussion of the non-GAAP financial measure of Adjusted EBITDA, and a reconciliation of Adjusted EBITDA to the most comparable financial measures calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Condensed Consolidated Financial and Operating Data—Non-GAAP Financial Measure.”

We use the term “distributable cash flow” to measure whether we have generated from our operations, or “earned,” a particular amount of cash sufficient to support the payment of the minimum quarterly distributions. Our partnership agreement contains the concept of “operating surplus” to determine whether our operations are generating sufficient cash to support the distributions that we are paying, as opposed to returning capital to our partners. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Operating Surplus and Capital Surplus—Operating Surplus.” Because operating surplus is a cumulative concept (measured from the initial public offering date, and compared to cumulative distributions from the initial public offering date), we use the term distributable cash flow to approximate operating surplus on a quarterly or annual, rather than a cumulative, basis. As a result, distributable cash flow is not necessarily indicative of the actual cash we have on hand to distribute or that we are required to distribute. We believe that our pro forma distributable flow is substantially equivalent to the operating surplus our Predecessor generated for the year ended December 31, 2014.

Factors Affecting the Comparability of Our Financial Results

Our future results of operations are not expected to be comparable to our Predecessor’s historical results of operations for a number of reasons, including those described below:

Revenues

A substantial portion of our revenues and cash flows will initially be derived from commercial agreements with Green Plains Trade. At the closing of this offering, we will (1) enter into (i) a ten-year fee-based storage and throughput agreement and (ii) a six-year fee-based transportation agreement, and (2) assume (i) our Birmingham terminaling agreement, and (ii) various other terminaling agreements for our other fuel terminal facilities, each with Green Plains Trade. Our storage and throughput agreement and certain of our terminaling agreements, including the Birmingham terminaling agreement, will be supported by minimum volume commitments, and our transportation agreement will be supported by minimum railcar take-or-pay usage commitments. Historically, other than our terminaling agreements, we did not have long-term fee-based commercial agreements with Green Plains Trade at our facilities. Therefore, as a result of entering into the new transportation agreement and the storage and throughput agreement, we expect a significant increase in revenue in 2015 compared to 2014.

Prior to the closing of this offering, our ethanol storage facilities did not generate revenues, since these assets were part of the integrated operations of our parent and documented intercompany arrangements did not exist. As a result, affiliates of our Predecessor recognized costs but did not record a significant amount of revenues associated with these assets. Our transportation assets generated only minimal revenue during the year ended December 31, 2014 and did not generate any revenue during the year ended December 31, 2013.

Operations and Maintenance Expenses

In connection with this offering, we will enter into an operational services and secondment agreement with our parent under which we will pay fees to our parent with respect to certain management, maintenance and operational services to us in support of our facilities. Our Predecessor recorded direct costs of running our businesses as well as certain costs allocated from our parent. As such, we expect that there will be differences in the results of our operations between our Predecessor’s historical consolidated financial statements and our future financial statements. For more information about these charges and the services covered by these agreements, please read “Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions.”

General and Administrative Expenses

Our Predecessor’s general and administrative expenses included direct monthly charges for the management and operation of our assets and certain expenses allocated by our parent for general corporate services, such as treasury, accounting, human resources and legal services. These expenses were charged or allocated to our Predecessor based on the nature of the expenses and our Predecessor’s proportionate share of employee time or capital expenditures and operating expense. Following the closing of this offering, our parent will charge us fees under our omnibus agreement for certain general and administrative services, such as treasury, accounting and legal services, that our parent will continue to provide to us. These fees will be based on an allocation of the costs associated with providing these services to us. For more information about our reimbursement of our parent and the fees and the services covered by it, please read “Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions.” We also expect to incur an additional $2.0 million of incremental annual general and administrative expenses as a result of being a separate publicly-traded partnership that are not reflected in our Predecessor’s historical audited consolidated or unaudited consolidated financial statements.

Financing

There are differences in the way we will finance our operations as compared to the way our Predecessor historically financed its operations. Historically, our Predecessor’s operations were financed as part of our parent’s integrated operations and our parent did not charge our Predecessor for financing its operations. Additionally, our Predecessor largely relied on internally-generated cash flows and capital contributions from our parent to satisfy its capital expenditure requirements. Following the closing of this offering, we intend to make cash distributions to our unitholders at an initial distribution rate of $         per unit per quarter ($         per unit on an annualized basis). Based on the terms of our cash distribution policy, we expect that we will distribute to our unitholders and our general partner most of the cash generated by our operations. As a result, we expect to fund future capital expenditures and acquisitions primarily from external sources, including borrowings under our new revolving credit facility, under which we expect that no amounts will be drawn at the closing of the offering, and future issuances of equity and debt securities.

Factors That May Influence Future Results of Operations

Supply and Demand for Ethanol and Other Fuels

The volume of ethanol and other fuels that we handle at our facilities and the number of railcars for which we provide and perform railcar-specific transportation services ultimately depends on ethanol production and other fuel blending margins. Ethanol production and other fuels blending margins are dependent mostly upon the price of ethanol’s and other fuel’s feedstocks, respectively, and, in turn, the price of ethanol and fuels. These prices are affected by numerous factors beyond our control, including the global supply and demand for ethanol and other fuels. The supply of ethanol will depend on numerous factors, including feedstock pricing, mandated use of renewable fuels, improvements in technology, emission reduction standards and other environmental regulation and other factors.

The United States is the world’s largest producer and consumer of fuel ethanol. According to the United States Department of Agriculture’s Foreign Agriculture Service, collectively, the United States and Brazil account for over 80% of all fuel ethanol production and fuel ethanol consumption (based on latest publicly-available data). Rather than producing ethanol using corn as its primary feedstock, Brazil’s ethanol production is sugarcane-based.

Led by the United States, global ethanol production has grown significantly over recent years, as approximately 30 countries either mandate or incentivize ethanol and bio-diesel blending for motor fuels. Annual reported global production has increased from approximately 5.0 billion gallons in 2001 to approximately 23.4 billion gallons in 2013, according to the U.S. Energy Information Administration, or EIA, and the Renewable Fuels Association. We believe global demand for ethanol, as a proportion of total transportation fuels demand, will continue to increase due to a continuing focus on reducing reliance on petroleum-based transportation fuels.

In 2010, the United States became the world’s leading supplier of ethanol, according to the EIA. In 2014, the United States imported approximately 72 mmg and exported approximately 847 mmg of ethanol, the latter of which was the second highest annual total on record. U.S. ethanol exports were approximately 600 mmg and imports were approximately 300 mmg for 2013. At present, approximately 93% of the ethanol produced domestically is used and marketed to the United States, with the remaining being used and marketed worldwide, mainly in Canada.

In the near term, we expect supply and demand for ethanol and other fuels to remain stable. We believe that our Adjusted EBITDA and distributable cash flow will not be materially impacted in the near term because of our multi-year storage and throughput, terminaling and transportation agreements with minimum commitments. However, our ability to grow through expansion or acquisitions and our ability to renew or extend our storage and throughput, terminaling and transportation agreements could be impacted by a long-term reduction in supply or demand.

Financial Condition and Results of Operations of Our Parent

Green Plains Trade will initially account for a substantial portion of our revenues and therefore we will be subject to the risk of nonpayment or nonperformance by Green Plains Trade under the commercial agreements. We have entered into guarantees with our parent under our storage and throughput agreement and our transportation agreement in which our parent guarantees Green Plains Trade’s obligations under each of those commercial agreements. The guarantees provided by our parent are guarantees of payment and performance and not of collection. Ethanol production and marketing is a highly-competitive business subject to changing market demands and regulatory environments. Any change in our parent’s business or financial strategy to meet such demands or requirements may negatively impact our parent’s financial condition, results of operations or cash flows and, any event, whether related to our operations or otherwise, that materially and adversely affects Green Plains Trade’s financial condition, results of operations or cash flows, in each case, may, in turn, adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

Regulatory Environment

The domestic market for ethanol is impacted by federal mandates for blending ethanol with gasoline. The Renewable Fuel Standard II, or RFS II, statutory mandate level for conventional biofuels for 2015 is 15.0 billion gallons and for 2014 was 14.4 billion gallons, which approximated 2014 domestic production levels. The EPA is obligated by a consent decree to finalize a rulemaking setting volume requirements for 2014 and 2015 by November 30, 2015. Future demand will be largely dependent upon the economic incentives to blend based upon the relative value of gasoline versus ethanol, taking into consideration the relative octane value of ethanol, environmental requirements and the RFS II mandate. Any significant increase in production capacity beyond the RFS II mandated level may have an adverse impact on ethanol prices.

Since government usage mandates impact ethanol production, any changes in the near term to such governmental usage mandates could adversely affect the market for ethanol and our results of operations. Examples of such changes include:

•	various legislation that has been introduced in the U.S. Congress aimed at reducing or eliminating the renewable fuel use required by RFS II;

•	the EPA currently has the ability to reduce the 2015 mandate levels for conventional biofuels or grant a waiver in the future; and

•	revisions to corporate average fuel economy standards preferences could reduce the growth of markets in excess of E10 and result in lower ethanol prices.

To the extent that any such federal or state laws or regulations are modified, the demand for ethanol may be reduced, which could negatively and materially affect our parent and Green Plains Trade and, consequently, our ability to operate profitably.

Availability of Railcars

We do not own our fleet of railcars, and the long-term growth of our business is dependent on the availability of railcars to transport ethanol and other fuels on reasonable terms. The availability of such railcars is not within our control and they may become unavailable due to increased demand, maintenance or other logistical constraints. Shortages of railcars in the future due to increased demand for railcar transportation or changes in regulatory standards applicable to railcars could negatively impact our business and our ability to grow that business.

Organic Growth

Our parent has announced that it is expanding production at its ethanol production plants by approximately 100 mmgy and will explore certain other expansion projects at its ethanol production plants in the future. These expansion projects, when implemented, will enable us to utilize the strategic location and capacity of our assets and will increase annual storage and throughput at our facilities. We expect that our capital expenditures associated with any such potential expansion projects will be minimal since our ethanol storage facilities currently have available unused capacity to accommodate growth in our parent’s throughput. We anticipate that our parent may consider expansion projects in the future that could provide us with organic growth opportunities.

Acquisition Opportunities

Our parent has stated that it intends to continue to pursue potential accretive acquisitions of additional ethanol production plants, expand its existing plants and further develop its downstream ethanol distribution services. We believe the U.S. ethanol production industry is poised for further consolidation and that our parent has an ability to acquire accretive ethanol production assets. We expect to pursue strategic acquisitions independently and jointly with our parent that complement and grow our business. In addition, under our omnibus agreement we will be granted a five-year right of first offer on any (1) ethanol storage or terminal assets that our parent may acquire or construct in the future, (2) fuel storage or terminal facilities that our parent may acquire or construct in the future, and (3) ethanol and fuel transportation assets that our parent currently owns or may acquire in the future, before selling or transferring any of those assets to any third party.

Predecessor Results of Operations

Year Ended December 31, 2014 vs. Year Ended December 31, 2013

	Year Ended December 31,
(in thousands)	2014	2013
Revenues
Affiliate revenues	$4,359	$3,853
Non-affiliate revenues	8,484	7,179

Total revenues	12,843	11,032

Operating Expenses
Operations and maintenance expenses	5,216	4,738
General and administrative expenses	1,403	1,296
Depreciation expense	2,568	2,731

Total operating expense	9,187	8,765

Operating income	3,656	2,267

Other income (expense)
Interest income	75	50
Interest expense	(138)	(768)

Total other income (expense)	(63)	(718)

Income before income taxes	3,593	1,549
Income tax expense	1,339	587

Net Income	2,254	962
Net Income attributable to noncontrolling interests	121	48

Net income attributable to BlendStar LLC	$2,133	$914

Operating Data

	Year Ended December 31,
	2014	2013
Product Throughput (mmgy)
Ethanol	288.6	287.6
Other fuels	28.7	20.7
Other products	7.5	5.5

Total	324.8	313.8

Total revenues increased $1.8 million, or 16%, in 2014 compared with 2013. The increase primarily resulted from:

•

Increased throughput charges for biodiesel and crude received from third parties. From 2013 to 2014, throughput charges received from third parties for these products increased approximately $0.9 million, or 75%;

•	Increased throughput charges for ethanol received from third parties of $0.4 million, or 6%, in 2014 compared with 2013; and

•	Freight charges of $0.7 million received from Green Plains Trade related to the commencement of trucking operations in 2014.

This increase was partially offset by lower throughput charges received from Green Plains Trade, which decreased $0.4 million, or 10%, in 2014 compared with 2013.

Operations and maintenance expenses increased $0.5 million, or 10%, in 2014 compared with 2013. The increase was mainly attributable to higher salaries, payroll taxes and employee benefits for new personnel related to the commencement of a trucking business.

General and administrative expenses increased $0.1 million, or 8%, in 2014 compared with 2013, primarily due to increases in professional fees and overhead costs allocated by our parent.

Other expense decreased $0.7 million, or 91%, in 2014 compared with 2013. The decrease primarily reflects lower interest expense of $0.6  million due to the repayment of an intercompany note.

Capital Resources and Liquidity

Historically, our Predecessor’s sources of liquidity were based on cash flow from operations and funding from our parent. In connection with this offering, our cash management system will be administered by our parent on our general partner’s behalf under our omnibus agreement.

Our principal liquidity requirements are to finance current operations, fund maintenance capital expenditures and periodic expansion capital, and service our debt. Following the closing of this offering, we expect our ongoing sources of liquidity to include cash generated from operations, borrowings under our new revolving credit facility, and issuances of additional debt and equity securities as appropriate given market conditions. Because we intend to pay the minimum quarterly distributions discussed below, we expect to fund future expansion capital expenditures primarily from external sources including borrowings under our new revolving credit facility and issuances of debt and equity securities. We expect that these sources of funds will be adequate to provide for both our short-term and long-term liquidity needs. Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as to make acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness.

Distributions to Unitholders

We intend to pay a minimum quarterly distribution of $         per unit per quarter, which equates to $         million per quarter, or $         million per year, based on the number of common and subordinated units to be outstanding immediately after closing of this offering. However, we do not have a legal or contractual obligation to pay this distribution. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Credit Facility

At the closing of this offering, we expect to enter into an agreement for a     -year, $         million revolving credit facility. The new revolving credit facility will be available to fund working capital, acquisitions, distributions and capital expenditures and for other general partnership purposes. Our ability to borrow under our new revolving credit facility will be subject to our ongoing compliance with a number of customary restrictive covenants.

Cash Flows

Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

•

Operating Activities. Cash flows provided by operating activities for the year ended December 31, 2014 increased by $1.8 million to $4.3 million, compared to $2.5 million for the year ended December 31, 2013. This increase resulted primarily from an increase in net income of $1.3 million in 2014 compared to 2013.

•

Investing Activities. Cash flows used in investing activities for the year ended December 31, 2014 of $0.5 million represents a $1.4 million change from $0.8 million provided by investing activities for the year ended December 31, 2013 due to the receipt of grant revenue of $1.9 million in 2013, partially offset by a decrease in purchases of property and equipment of $0.6 million in 2014 compared to 2013.

•

Financing Activities. Cash flows provided by financing activities for the year ended December 31, 2014 of $0.3 million represents a $2.2 million change from $1.9 million used in financing activities for the year ended December 31, 2013. This change resulted from payments of loan fees, principal on long-term debt and principal on an affiliate note payable in 2013 totaling $2.0 million, with no corresponding payments in 2014, and an increase in member contributions received of $0.2 million in 2014 compared to 2013.

Capital Expenditures

Our operations are expected to require capital investments to expand, upgrade or enhance existing operations and to meet environmental and operational regulations. Our capital requirements are expected to consist of maintenance capital expenditures and expansion capital expenditures. Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or operating income. Expansion capital expenditures include expenditures to construct or acquire assets or businesses, or expand our existing assets to increase, over the long term, our operating capacity or operating income. We have budgeted maintenance capital expenditures of approximately $0.5 million and expansion capital expenditures of approximately $1.0 million, each for the twelve months ending March 31, 2016.

We currently have not included any potential future acquisitions in our budgeted capital expenditures for the twelve months ending March 31, 2016. Following this offering, we expect that we will rely primarily upon borrowings under our revolving credit facility to fund expansion capital expenditures. We may also rely on other external sources including issuances of additional debt and equity securities to fund significant future expansions.

Contractual Obligations

A summary of our contractual obligations, as of December 31, 2014, is shown in the table below.

(in thousands)	Total	Up to 1 Year	Years 1-3	Years 3-5	After 5 Years
Operating leases	$1,230	$326	$902	$2	$—
Service agreements	903	264	639	—	—
Long-term debt	8,100	—	—	—	8,100
Interest on long-term debt	1,671	100	200	200	1,171

Total	$11,904	$690	$1,741	$202	$9,271

Effects of Inflation

Inflation in the United States has been relatively low in recent years and we do not expect it to have a material impact on our future results of operations.

Seasonality

We do not experience significant seasonality of demand.

Off-Balance Sheet Arrangements

We have not entered into any transactions, agreements or other contractual arrangements that would result in off-balance sheet liabilities.

Critical Accounting Policies

This disclosure is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and other assumptions that we believe are proper and reasonable under the circumstances. We regularly evaluate the appropriateness of estimates and assumptions used in the preparation of our consolidated financial statements. Actual results could differ materially from those estimates. Key accounting policies, including but not limited to those relating to revenue recognition, depreciation of property and equipment, impairment of long-lived assets and goodwill, and asset retirement obligations, are impacted significantly by judgments, assumptions and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition

We expect that a substantial portion of our revenues and cash flows will initially be derived from commercial agreements with Green Plains Trade. At the closing of this offering, we will (1) enter into (i) a ten-year fee-based storage and throughput agreement and (ii) a six-year fee-based transportation agreement, and (2) assume (i) our Birmingham terminaling agreement, and (ii) various other terminaling agreements for our other fuel terminal facilities, each with Green Plains Trade. Our storage and throughput agreement and certain of our terminaling agreements, including the Birmingham terminaling agreement, will be supported by minimum volume commitments, and our transportation agreement will be supported by minimum railcar take-or-pay usage commitments. Green Plains Trade is required to pay us fees for these minimum commitments regardless of the actual throughput or capacity it uses or the amount of product tendered to us for transport.

We recognize revenue when all of the following criteria are satisfied: persuasive evidence of an arrangement exists; risk of loss and title transfer to the customer; the price is fixed or determinable; and collectability is reasonably ensured. Revenues from base storage, terminal or transportation services fees will be recognized once these services are performed, which occurs when the product is delivered to the customer.

Our storage and throughput agreement and certain of our terminaling agreements, including the Birmingham terminaling agreement, each with Green Plains Trade, will be supported by minimum volume commitments. The amount of any payment paid by Green Plains Trade towards its minimum volume commitment for which product was not actually throughput by Green Plains Trade under these agreements, may be applied as a credit for any volumes throughput by Green Plains Trade in excess of the minimum commitment during any of the next four quarters, after which time any unused credits will expire. We will record a liability for deferred revenue in the amount of any payments we receive that may be credited towards future periods. We recognize revenue related to the storage and throughput agreement and these terminaling agreements and relieve the liability for deferred revenue upon the later of throughput of volumes for which payment has been previously received or the expiration of any unused credits. As a result, a significant portion of the revenue recognized during any period may be related to our storage and throughput agreement or these terminaling agreements, for which cash may have been collected during an earlier period, with the result being that a significant portion of our revenue recognized during a period may not generate cash receipts during that period.

Depreciation of Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. We calculate depreciation expense using the straight-line method, based on the estimated useful life of each asset. We assign asset lives based on reasonable estimates when an asset is placed into service. We plan to periodically evaluate the estimated useful lives of our property, plant and equipment and revise our estimates. The determination of an asset’s estimated useful life takes a number of factors into consideration, including technological change, normal depreciation and actual physical usage. We periodically evaluate whether events or circumstances have occurred that may warrant revision of the estimated useful life of fixed assets, which is accounted for prospectively.

Impairment of Long-Lived Assets and Goodwill

Our long-lived assets consist of property and equipment. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. We measure recoverability of assets to be held and used by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, we record an impairment charge in the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment charges have been recorded during the periods presented.

Our goodwill is comprised of amounts related to our Predecessor’s acquisition of its fuel terminal and distribution business. We review goodwill at the subsidiary level for impairment at least annually, as of October 1, or more frequently whenever events or changes in circumstances indicate that impairment may have occurred. We assess the qualitative factors of goodwill to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a two-step goodwill impairment test. Under the first step, we compare the estimated fair value of the reporting unit with its carrying value (including goodwill). If the estimated fair value of the reporting unit is less than its carrying value, we complete a second step to determine the amount of the goodwill impairment that we should record. In the second step, we determine an implied fair value of the reporting unit’s goodwill by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill. We compare the resulting implied fair value of the goodwill to the carrying amount and record an impairment charge for the difference.

The reviews of long-lived assets and goodwill require making estimates regarding amount and timing of projected cash flows to be generated by an asset or asset group over an extended period of time. Management judgment regarding the existence of circumstances that indicate impairment is based on numerous potential factors including, but not limited to, a decline in our future projected cash flows, a decision to suspend operations at a plant for an extended period of time, a sustained decline in our market capitalization, a sustained decline in market prices for similar assets or businesses, or a significant adverse change in legal or regulatory factors or the business climate. Significant management judgment is required in determining the fair value of our long-lived assets and goodwill to measure impairment, including projections of future cash flows. Fair value is determined through various valuation techniques including discounted cash flow models, sales of comparable properties and third-party independent appraisals, as considered necessary. Changes in estimates of fair value could result in a write-down of the asset in a future period. Given the current economic and regulatory environment and uncertainties regarding the impact on our business, there are no assurances that our estimates and assumptions will prove to be an accurate prediction of the future.

Asset Retirement Obligations

Under certain lease agreements, we have asset retirement obligations associated with returning property to original condition at the termination of the lease agreement. Estimating the future restoration and removal costs is subjective, requiring management to make estimates and judgments. Asset removal technologies and costs, regulatory and other compliance considerations, expenditure timing, and other inputs into valuation of the obligation are subject to change.

Qualitative and Quantitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. Because we will not own the ethanol and other fuels that will be stored and loaded at our facilities or transported by our railcars, we will not have any direct exposure to risks associated with fluctuating commodity prices.

We expect that debt we incur under our new revolving credit facility will bear interest at a variable rate and will expose us to interest rate risk. A 1.0% change in the interest rate under this facility, assuming we were to borrow all $         million under our new revolving credit facility, would result in a $         million change in our interest expense.

New Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board issued ASU No. 2014-09, Revenues from Contracts with Customers (Topic 606), a new standard on the recognition of revenue from contracts with customers that is designed to create greater comparability for financial statement users across industries and jurisdictions. Effective January 1, 2017, we will adopt the amended guidance, which requires revenue recognition to reflect the transfer of promised goods or services to customers and replaces existing revenue recognition guidance. The updated standard permits the use of either the retrospective or cumulative effect transition method. We have not yet selected a transition method nor have we determined the effect of the updated standard on our financial statements and related disclosures.

INDUSTRY OVERVIEW

The fuel ethanol industry is a key component of the biofuels industry. Biofuels are transportation fuels that are derived from renewable biological materials and are typically blended with gasoline, diesel fuel and other petroleum-based transportation fuels as they are a good source for oxygenates and octanes. When added to petroleum-based transportation fuels, oxygenates enable a cleaner-burning fuel, thereby reducing tailpipe pollution and carbon monoxide emissions. Oxygenates are not only utilized for their vehicle emission benefits, but also for their blending properties in motor gasoline as a fuel extender and a fuel enhancer as an octane booster. Globally, including in the United States, ethanol (also known as ethyl alcohol or grain alcohol) is an economical source of both oxygenate and octane for blending into the fuel supply.

The ethanol industry is growing worldwide as ethanol production is cost competitive with gasoline. Additionally, due to its environmental and economic benefits, approximately 30 countries either mandate or incentivize biofuels blending for motor fuels. These policies are often motivated partly by the need to reduce greenhouse gas emissions or air pollution and partly by the desire to be less dependent on oil imports. The worldwide fuel ethanol industry has grown significantly over the past decade, with annual reported production increasing from approximately 5.0 billion gallons in 2001 to approximately 23.4 billion gallons in 2013, according to the EIA and the RFA. From 2001 to 2014, the U.S. ethanol industry grew from 1.8 billion gallons to 14.3 billion gallons of production. Today, ethanol comprises approximately 10% of the U.S. gasoline market. Furthermore, the United States and Brazil are the two largest producers and exporters of ethanol in the world.

Ethanol Value Chain

Ethanol is a clear, colorless liquid made by fermenting and distilling material, usually from starch-based materials. The ethanol our parent produces is fuel grade, principally from the starch extracted from corn, and is primarily used in the blending of gasoline. In the United States, corn is the most common product used to produce ethanol. Two important co-products of ethanol are distillers grains, a high-protein livestock feed, and corn oil. One bushel of corn produces approximately 2.8 gallons of ethanol, 17 pounds of distillers grains and 0.7 pounds of corn oil. To reduce corn transportation costs, most ethanol plants are located near areas where corn is grown. As a result, the majority of U.S. ethanol plants are located in the midwestern United States, commonly referred to as the Corn Belt. In countries outside of the United States, including Brazil, sugarcane is the primary feedstock used in ethanol production.

Our parent has operations throughout the ethanol value chain, beginning upstream with its grain handling and storage operations, continuing through its ethanol, distillers grains and corn oil production operations, and ending downstream with its marketing, terminal and distribution services. The following chart is a visual presentation of the ethanol value chain and where our initial assets reside:

Grain Procurement & Storage

Corn is received at the plant by truck or rail, which is then weighed, checked for quality and unloaded in a receiving building. Storage bins are utilized to inventory grain, which is passed through a scalper to remove rocks and debris prior to processing. The price and availability of corn are subject to significant fluctuations depending upon a number of factors that affect commodity prices in general, including crop conditions, weather, governmental programs and foreign purchases.

Production: Ethanol, Distillers Grains and Corn Oil

There are two production processes: wet milling and dry milling. The main difference between the two is in the initial treatment of the grain. In dry milling, the entire corn kernel, or other starchy grain, is first ground into flour, which is referred to in the industry as “meal” and processed without separating out the various component parts of the grain. In wet milling, the grain is soaked or “steeped” in water and diluted with sulfurous acid for 24 to 48 hours. According to the RFA, roughly 90% of the industry (including our parent) currently produces ethanol under the dry mill process, while the remaining 10% utilizes the wet milling process.

In the dry milling process, water, heat and enzymes are added to the meal to convert the complex starch molecules into simpler carbohydrates. The resulting slurry is heated to reduce the potential of microbial contamination and pumped to a liquefaction tank where additional enzymes are added. Next, the grain slurry is pumped into fermenters, where yeast, enzymes and nutrients are added, to begin a batch fermentation process. A beer column, within the distillation system, separates the alcohol from the spent grain mash. The alcohol, which becomes ethanol, is then transported through a rectifier column, a side stripper and a molecular sieve system where it is dehydrated to 200 proof alcohol. The 200 proof alcohol is either pumped to a holding tank and blended with approximately two percent denaturant (usually natural gasoline) as it is pumped into finished product storage tanks or is marketed as undenatured ethanol. On average, it takes approximately 60 to 65 hours to process corn from the truck until it is loaded on to a railcar or truck as ethanol for transport to a customer.

The spent grain mash from the beer column is pumped into one of several decanter type centrifuges for dewatering. The water, or thin stillage, is pumped from the centrifuges and then to an evaporator where it is dried into a thick syrup. The solids, or wet cake, that exit the centrifuge are conveyed to the dryer system. The wet cake is dried at varying temperatures, resulting in the production of distillers grains. Distillers grains, the principal co-product, are principally used as high-protein, high-energy animal fodder and feed supplements marketed to the dairy, beef, swine and poultry industries. According to Iowa State University, the corn ethanol industry produces approximately 43 million tons of distillers grains annually, of which approximately 65% is consumed by the U.S. dairy and beef industries. Based on that 43 million tons of annual production and an average price of $150 per ton, distillers grains generate approximately $6.5 billion in revenue for the ethanol industry.

Corn oil systems are designed to extract non-edible corn oil from the thin stillage evaporation process immediately prior to production of distillers grains. Corn oil is produced by processing syrup and evaporated thin stillage through a decanter style centrifuge or a disk stack style centrifuge. Industrial uses for corn oil include feedstock for biodiesel, livestock feed additives, rubber substitutes, rust preventatives, inks, textiles, soaps and insecticides. Our parent believes that approximately 85% of corn ethanol plants can produce corn oil making approximately 1.6 million tons. Historically, for our parent, corn oil production adds approximately 4 to 5 cents of operating income per gallon to a corn ethanol plant’s bottom line.

Most ethanol plants’ storage tanks are sized to allow storage of eight to ten days’ production capacity. We own and operate 27 ethanol storage tanks, located at or near each of our parent’s ethanol production plants, with a combined on-site ethanol storage capacity of approximately 26.6 mmg.

Transportation: Marketing, Transportation and Logistics

Our parent markets ethanol that it and third parties produce to many different customers on a local, regional, national and international basis. Under these agreements, ethanol is priced under fixed and indexed pricing arrangements. Our parent produces ethanol that conforms to domestic and certain international specifications; accordingly, its ethanol is sold to buyers domestically in the United States and for export to Brazil, Canada, the Philippines and other international markets.

The distribution of ethanol primarily consists of movements from ethanol plants to bulk terminals via railcar, transport truck or barge. It is difficult to transport ethanol in pipelines because it is water-soluble and, as a result, will mix readily with any water present in a pipeline. Additionally, railcars provide producers access to markets where pipeline connections are unlikely given environmental and permitting hurdles, such as the east and west coasts of the United States.

Most ethanol plants are typically situated near major highways or rail lines to ensure efficient movement. Deliveries to the majority of the local markets, within 150 miles of the plants, are generally transported by truck, and deliveries to more distant markets are shipped by rail using major U.S. rail carriers. According to the U.S. Department of Energy, 90% of ethanol is transported by train or truck, while the remaining 10% is transported by barge or pipeline. We utilize our railcar fleet comprised of approximately 2,200 leased railcars and other transportation assets to transport ethanol and other products for our parent to refineries throughout the United States and international export terminals. We manage the logistics and transportation requirements of our customers to improve efficiencies of our fleet and reduce operating costs.

Terminaling and Distribution

Once stored in a terminal facility, ethanol and other biofuels are blended with gasoline to the appropriate level. Ethanol blending typically occurs at the rack level where the two products are combined in the proper proportion and transferred on to the loading rack for delivery into the transport truck, which then transports the gasoline out to terminaling facilities for intermediate holding or to end-consumers such as gas stations.

Source: EIA

We operate terminaling facilities at eight locations in seven south-central U.S. states with a combined total biofuel capacity of approximately 7.4 mmg and throughput capacity of approximately 822 mmgy.

Industry Dynamics

U.S. Industry Supply and Demand

According to the RFA, as of January 2015, there were 213 ethanol plants within the United States, capable of producing 15.1 bgy of ethanol. Further, the fuel ethanol production market is fairly fragmented with the top five producers accounting for approximately 42% of overall production capacity. Based on production capacity as reported by the RFA, our parent is the fourth largest fuel ethanol producer in North America. The chart below shows the top five ethanol producers based on production capacity in the United States as of January 2015:

Source: RFA

Since 2001, U.S. fuel ethanol consumption has increased at a rate of over 15% per year, from 1.7 billion gallons in 2001 to over 13.3 billion gallons in 2014. While government regulations have mandated the use of ethanol in blending, ethanol is also used by refiners as an octane enhancer and fuel stock extender. The chart below shows U.S. fuel ethanol consumption for the period from 2001 to 2014:

Source: EIA

A key component of regulating the U.S. industry is the RINs system. The EPA uses RINs to track renewable transportation fuels and to monitor compliance with the RFS, a federal program that requires transportation fuels sold in the United States to contain minimum volumes of renewable fuels.

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The RFS program assigns obligated parties (fuel refiners, blenders, and importers) a renewable volume obligation. The renewable volume obligation for each party is the volume of renewable fuels it is obligated to sell, based on a percentage of the party’s total fuel sales, and is obtained by blending a certain quota of renewable fuel, such as ethanol, into gasoline. Obligated parties utilize RINs to track and show proof of compliance that they have satisfied their RFS mandated volumes.

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A RIN is a 38-character number assigned to each physical gallon of renewable fuel produced or imported. RINs are bought and sold among obligated parties and producers to fulfill quotas of renewable fuels during the blending process. Obligated parties that produce or own RINs must register with EPA and comply with RIN record and reporting guidelines on a quarterly basis.

Fuel costs

With ethanol comprising approximately 10% of the U.S. gasoline market and wholesale RBOB gasoline being the primary feedstock of finished gasoline in the United States, there is an economic relationship between the two, particularly with respect to blending gasoline. Blenders are generally currently able to charge the same amount for E10 (gasoline with 10% ethanol) as 100% gasoline, thereby taking the difference between less-expensive ethanol and gasoline as a margin and allowing ethanol to be an economic source for octane and renewable fuels requirements. The chart below shows the relationship of RBOB prices, ethanol prices and the ethanol simple crush margin (the implied spread between ethanol and corn prices) for the period from January 2008 to February 2015:

Source: CME Group

The chart below shows U.S. ethanol inventories to ethanol simple crush margin from June 2010 to December 2014:

Source: EIA and CME

Global Supply and Demand

Second to the United States, Brazil is the world’s largest ethanol producer and consumer of fuel ethanol. According to the U.S. Department of Agriculture, or USDA, Foreign Agriculture Service, the United States and Brazil together accounted for over 80% of all fuel ethanol production and fuel ethanol consumption during 2013. Rather than corn, Brazil’s ethanol production is sugarcane-based.

Source: RFA

According to the EIA, in 2010, the United States became the world’s leading supplier of ethanol. In 2014, the United States imported approximately 72 mmg and exported approximately 847 mmg of ethanol, the latter of which was the second-highest annual total on record. U.S. ethanol exports were approximately 600 mmg and imports were approximately 300 mmg for 2013. At present, approximately 93% of the ethanol our parent produces is used and marketed in the United States, with the remaining being used and marketed worldwide, mainly in Brazil. The chart below shows U.S. ethanol exports by country for the period from 2010 to 2014:

Source: U.S. Department of Commerce

Market Growth

According to the “Renewable Energy Top Markets for U.S. Exports 2014-2015” report by the United States Department of Commerce—International Trade Administration, as more countries mandate the blending of ethanol, new export opportunities for U.S. ethanol producers are emerging. Through 2015, however, Canada and Brazil will likely remain the two largest export destinations for U.S. ethanol, as most exports will likely be destined for one of these two markets. However, the industry is developing into other markets such as the Philippines, India, Mexico, South Korea and Peru. Brazil, India and the Philippines are moving forward with higher blends of ethanol in their fuel—Brazil is planning to move to 27.5% from 25%, India is moving to a 10% ethanol blend from E5 and is giving consideration to a 20% or E20 fuel blend and the Philippines are evaluating steps to move to higher blends from their current E10 mandate.

We believe global demand for ethanol, as a proportion of total transportation fuels demand, will continue to increase due to a continuing focus on reducing reliance on petroleum-based transportation fuels. Contributing factors include volatile oil prices, heightened environmental concerns, energy independence and national security concerns. We believe ethanol’s high octane value, environmental benefits, ability to improve gasoline performance, fuel supply extender capabilities, attractive production economics and relatively favorable government regulation could enable ethanol to comprise an increasingly larger portion of the U.S. fuel supply, as more fully described below:

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Emissions Reduction. Ethanol demand increased substantially in the 1990s, when federal law began requiring the use of oxygenates in reformulated gasoline in cities with unhealthy levels of air pollution on a seasonal or year-round basis. These oxygenates included ethanol and MTBE, which reduce vehicle emissions when blended with gasoline. Oxygenated gasoline is used in order to help meet separate federal and state air emission standards. In the United States, the refining industry has all but abandoned the use of MTBE, making ethanol the primary clean air oxygenate currently used.

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Octane Enhancer. Ethanol, with an octane rating of 113, is used to increase the octane value of gasoline with which it is blended, thereby improving engine performance. It is used as an octane enhancer both for producing regular grade gasoline from lower octane blending stocks and for upgrading regular gasoline to premium grades. The domestic gasoline market continues to evolve as refiners are producing more conventional blendstocks for oxygenate blending, or CBOB. According to the EIA, CBOB represented approximately 80% of total conventional gasoline sold in 2014. CBOB is an 84 octane sub-grade gasoline that requires ethanol or other octane sources to meet the minimum octane rating requirements for the U.S. gasoline market. Ethanol has become the primary additive used by refiners to increase octane levels.

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Fuel Stock Extender. Ethanol is a valuable blend component that is used by refiners in the United States to extend fuel supplies. According to the EIA, from 2001 to 2014, ethanol as a component of the United States gasoline supply has grown from 1.4% to 9.9%. In 2014 alone, ethanol replaced the need for approximately 712 million barrels of oil in the United States.

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E15 Blending Waiver. Through a series of decisions beginning in October 2010, the EPA has granted a waiver for the use of up to 15% ethanol blended with gasoline, or E15, in model year 2001 and newer passenger vehicles, including cars, sport utility vehicles, or SUVs, and light pickup trucks. In June 2012, the EPA gave final approval for the sale and use of E15 ethanol blends. The nation’s first retail E15 ethanol blends were sold in July 2012. As of January 20, 2015, there were 110 retail fuel stations in 16 states offering E15 to consumers, according to Growth Energy.

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Mandated Use of Renewable Fuels. The growth in ethanol usage in the United States has also been supported by legislative requirements dictating the use of renewable fuels, including ethanol. The EISA established RFS II, which modified a renewable fuel standard established in previous legislation. RFS II mandated a minimum usage of corn-derived renewable fuels of 12.0 billion gallons in 2010, increasing annually by 600 mmg to 15.0 billion gallons in 2015. Under the provisions of EISA, authority has been delegated to the EPA to assign mandated volumes of renewable fuels to be blended into transportation fuel to individual fuel blenders. The EPA has not set mandated volumes for 2014 or 2015, but is obligated by a consent decree to do so by November 30, 2015. RFS II, has been, and we expect will continue to be, a driving factor in the growth of ethanol usage.

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Net Ethanol Exports. Prior to 2010, the United States had a long history as a net importer of ethanol. According to the USDA, in 2010, the United States became the global low-cost ethanol producer, surpassing Brazil as the largest exporter of ethanol to world markets. According to the EIA, U.S. ethanol exports, net of imports, in 2014 were approximately 750 mmg and in 2013 were approximately 200 mmg.

BUSINESS

Overview

We are a Delaware limited partnership recently formed by our parent, Green Plains Inc., to own, operate, develop and acquire ethanol and fuel storage tanks, terminals, transportation assets and other related assets and businesses. We expect to be our parent’s primary vehicle to own, operate and expand the downstream logistics assets required to support its approximately 1.2 bgy ethanol marketing and distribution business because our assets are the principal method of storing and delivering the ethanol our parent produces for its customers. Additionally, our parent believes that this vertical integration will enable it to further expand its downstream logistics activities and better capture the economic value of these operations within the ethanol value chain. The ethanol that our parent produces is fuel grade, principally from the starch extracted from corn, and is primarily used in the blending of gasoline. Ethanol currently comprises approximately 10% of the U.S. gasoline market and is an economical source of octane and oxygenate for blending into the fuel supply. We generate substantially all of our revenues by charging fixed fees to Green Plains Trade for receiving, storing, transferring and transporting ethanol and other fuels. We do not take ownership of, or receive any payments based on the value of, the ethanol or fuel we handle; as a result, we will not have any direct exposure to fluctuations in commodity prices.

Our initial assets include:

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Ethanol Storage Facilities. We own 27 ethanol storage facilities located at or near our parent’s twelve ethanol production plants located in Indiana, Iowa, Michigan, Minnesota, Nebraska and Tennessee and which have a combined ethanol production capacity of approximately 1.0 bgy. Our ethanol storage assets currently have a combined storage capacity of approximately 26.6 mmg and have the ability to efficiently and effectively store and load railcars and tanker trucks with all of the ethanol produced at our parent’s ethanol production plants. For the year ended December 31, 2014 and 2013, our ethanol storage assets had annual throughput of approximately 966.2 mmgy and 729.2 mmgy, respectively, which represents 95.6% and 94.0%, respectively, of the combined daily average production capacity of our parent’s ethanol production plants.

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Fuel Terminal Facilities. We provide terminal services and logistics solutions through our fuel terminal facilities that we own and operate through our wholly-owned subsidiary, BlendStar LLC. These fuel terminal facilities, at eight locations in seven south-central U.S. states, have fuel holding tanks and access to major rail lines for transporting ethanol or other fuels. Additionally, our Birmingham facility is one of 20 facilities in the United States capable of efficiently receiving and offloading ethanol and other fuels from unit trains. Our fuel terminal facilities have a combined total storage capacity of approximately 7.4 mmg and for the year ended December 31, 2014 had an aggregate throughput of approximately 324.8 mmgy.

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Transportation Assets. Our transportation assets include a leased railcar fleet of approximately 2,200 railcars that are exclusively dedicated to transporting product for our parent, including its ethanol and other fuels, from our fuel terminal facilities or third-party production facilities to refineries throughout the United States and international export terminals.

We intend to seek opportunities to grow our business by pursuing organic projects, including projects related to potential production expansion undertaken by our parent, and by pursuing acquisitions of complementary assets from third parties in cooperation with our parent and on our own. For example, our parent has announced that it is expanding production at its ethanol production plants by approximately 100 mmgy and will explore certain other expansion projects at its ethanol production plants in the future. These expansion projects, when implemented, will enable us to utilize the strategic location and capacity of our assets and will increase annual throughput at our ethanol storage facilities with only minimal capital expenditures.

A substantial portion of our revenues and cash flows will initially be derived from commercial agreements with Green Plains Trade. At the closing of this offering, we will (1) enter into (i) a ten-year fee-based storage and throughput agreement and (ii) a six-year fee-based transportation agreement, and (2) assume (i) our Birmingham terminaling agreement, and (ii) various other terminaling agreements for our other fuel terminal facilities, each with Green Plains Trade. Our storage and throughput agreement and certain of our terminaling agreements, including the Birmingham terminaling agreement, will be supported by minimum volume commitments, and our transportation agreement will be supported by minimum railcar take-or-pay usage commitments. Green Plains Trade is required to pay us fees for these minimum commitments regardless of the actual throughput or capacity it uses or the amount of product tendered to us for transport. We believe that the nature of these arrangements will provide stable and predictable cash flows over time. The following table sets forth additional information regarding our storage and throughput agreement, our transportation agreement and our Birmingham terminaling agreement with Green Plains Trade at the closing of this offering:

Agreement	Remaining Primary Term (years)	Annualized Minimum Commitment(1)		Actual Year Ended December 31, 2014 Volumes		Rate
Storage and Throughput	10(2)	850.0 mmgy		966.2 mmgy		$0.05 per gallon
Birmingham Terminaling(3)	2.5(4)	33.2 mmgy	(4)	40.6 mmgy	(4)	$0.0355 per gallon
Transportation	6(5)	2,135 railcars	(6)	2,186 railcars(6)		$1,043 per railcar(7)

(1)	Represents the minimum volume commitments under our storage and throughput agreement and our Birmingham terminaling agreement, and the minimum railcar take-or-pay usage commitment under our transportation agreement.
(2)	After the end of the remaining primary term, our storage and throughput agreement will automatically renew for successive one-year terms unless either party provides notice of termination one year prior to the end of the applicable term.
(3)	In addition to our Birmingham terminaling agreement, at the closing of this offering we will assume all of our Predecessor’s other terminaling agreements with Green Plains Trade for our other fuel terminal facilities. These agreements have terms ranging from month-to-month up to six months.
(4)	Our Birmingham terminaling agreement was amended on February 27, 2015, to, among other things, increase the minimum monthly charge to $98,150, which represents $0.0355 per gallon on Green Plains Trade’s minimum throughput of approximately 2.8 mmg at our Birmingham facility. Upon the expiration of the remaining primary term, our Birmingham terminaling agreement will automatically renew for successive one-year terms unless either party provides notice of termination 90 days prior to the end of the applicable term.
(5)	At the closing of this offering, the remaining primary term of our transportation agreement will last for six years. Our leased railcars are subject to lease agreements with various terms. Upon the expiration of the term of any individual railcar lease agreement, the leased railcars under that agreement will no longer be subject to the transportation agreement. The weighted average term of the railcar lease agreements as of December 31, 2014 was 3.5 years. Please read “Business—Our Assets and Operations—Transportation Assets” for further discussion of the railcar lease agreements.
(6)	Represents the weighted average number of railcars leased by us subject to our transportation agreement for the twelve months ending March 31, 2016. As of March 5, 2015, we had a total of 2,186 railcars leased and, as of March 31, 2016, we expect to have a total of 2,084 railcars leased. Green Plains Trade will be obligated to pay the monthly railcar fee regardless of usage. The minimum railcar commitment and the rate charged per railcar depend on the terms of our existing railcar lease agreements. Please read “—Commercial Agreements with Our Parent’s Affiliate” for additional information.
(7)	Represents the current average fee payable to us by Green Plains Trade under our transportation agreement for the twelve months ending March 31, 2016 for each railcar leased by us, which includes approximately $210 per month in excess of our costs to lease each railcar. Excludes railcars leased by Green Plains Trade from a third party but for which we receive a management fee of $40 per month per railcar under our transportation agreement.

For more information related to our commercial agreements with Green Plains Trade, as well as the revenue we expect to receive in connection with these agreements for the twelve months ending March 31, 2016, please read “Our Cash Distribution Policy and Restrictions on Distributions—Significant Forecast Assumptions” and “—Commercial Agreements with Our Parent’s Affiliate.”

For the year ended December 31, 2014, we had pro forma revenues of approximately $86.0 million, pro forma net income of approximately $53.0 million and pro forma Adjusted EBITDA of approximately $59.4 million. Our parent and its subsidiaries accounted for approximately 90.1% of our pro forma revenues for that period. For the year ended December 31, 2014, our Predecessor had revenues of approximately $12.8 million and net income of approximately $2.1 million. We use Adjusted EBITDA to measure our financial performance and to internally manage our business; however, Adjusted EBITDA calculations may vary from company to company. Please read “Selected Historical and Pro Forma Condensed Consolidated Financial and Operating Data—Non-GAAP Financial Measure” for a definition of Adjusted EBITDA and a reconciliation of pro forma net income as determined in accordance with GAAP to Adjusted EBITDA.

Our parent is a Fortune 1000, vertically-integrated producer, marketer and distributor of ethanol, and is the fourth largest ethanol producer in North America. Our parent’s operations extend throughout the ethanol value chain, beginning upstream with its grain handling and storage operations, continuing through its ethanol, distillers grains and corn oil production operations, and ending downstream with its marketing, terminal and distribution services. Please read “Industry Overview” for a more-detailed discussion of the ethanol industry.

We benefit significantly from our relationship with our parent. We were formed by our parent to be its primary vehicle to expand the downstream logistics activities required to support its ethanol marketing and distribution business. Our parent operated at approximately 95.6% of its daily average production capacity for the year ended December 31, 2014. We plan to capitalize on our parent’s production capability because our assets are the principal method of storing and delivering the ethanol our parent produces to its customers. Our commercial agreements with Green Plains Trade will account for a substantial portion of our revenues and Green Plains Trade will be our primary customer. From January 1, 2009 to December 31, 2014, our parent’s quarterly ethanol production increased 237.0%, from 73.2 mmg to 246.6 mmg primarily from third-party acquisitions. Over the same period, our parent’s ethanol production averaged 96.5%, and never fell below 86.2%, of its daily average production capacity. Our parent’s quarterly actual production, daily average production capacity and utilization are highlighted by the chart below:

Following the completion of this offering, our parent will retain a majority ownership interest in us through its sole ownership of our general partner, a     % limited partner interest in us and all of our incentive distribution rights. In addition, we will enter into an omnibus agreement at the closing of this offering under which we will be granted a right of first offer, for a period of five years, on any (1) ethanol storage assets that our parent may acquire or construct in the future, (2) fuel terminal facilities that our parent may acquire or construct in the future, and (3) ethanol and fuel transportation assets that our parent currently owns or may acquire in the future, if our parent decides to sell any such assets. The consummation and timing of any acquisition of assets owned by our parent will depend upon, among other things, (1) our parent’s willingness to offer such asset for sale and its ability to obtain any necessary consents, (2) our determination that such asset is suitable for our business at that particular time, and (3) our ability to agree on a mutually acceptable price, negotiate definitive transaction documents and obtain financing. While our parent is not obligated to sell us any assets or promote and support the successful execution of our growth plan and strategy, we believe that our parent will be incentivized to serve as a critical source of our growth, and will provide us with various growth opportunities in the future.

Competitive Strengths

We believe that the following competitive strengths position us to successfully execute our business strategies:

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Long-Term Fee-Based Contracts with Minimum Volume or Usage Commitments. A substantial portion of our revenues and cash flows will initially be derived from our commercial agreements with Green Plains Trade, including our (1) ten-year fee-based storage and throughput agreement, (2) six-year fee-based transportation agreement, (3) Birmingham terminaling agreement, and (4) various other terminaling agreements for our other fuel terminal facilities. Our storage and throughput agreement and certain of our terminaling agreements, including the Birmingham terminaling agreement, will be supported by minimum volume commitments, and our transportation agreement will be supported by minimum railcar take-or-pay usage commitments.

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Advantageous Relationship with Our Parent. We expect to be our parent’s primary vehicle to own, operate and expand the downstream logistics assets required to support our parent’s approximately 1.2 bgy ethanol marketing and distribution business. Our parent has stated that it intends to expand its existing ethanol production plants, continue to pursue potential accretive acquisitions of additional ethanol production plants and further develop its downstream ethanol distribution services. We believe that our parent, as owner of a     % limited partner interest in us, all of our incentive distribution rights and our general partner, is motivated to promote and support the successful execution of our principal business objectives and to pursue projects that directly or indirectly enhance the value of our assets. We expect this may be accomplished through the following means:

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Organic Growth. Certain expansion projects that may be implemented by our parent at its ethanol production plants would enable us to utilize the strategic location and capacity of our assets and would increase annual throughput at our facilities. For example, our parent has announced that it is expanding production at its ethanol production plants by approximately 100 mmgy and will explore certain other expansion projects at its ethanol production plants in the future. We expect that our capital expenditures associated with such potential expansion projects will be minimal since our ethanol storage facilities have available capacity to accommodate growth in our parent’s throughput.

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Accretive Acquisitions. We believe the U.S. ethanol production industry is poised for further consolidation and that our parent has the proven ability to identify, acquire and integrate accretive production assets. We intend to pursue strategic acquisitions independently and jointly with our parent to complement and grow our business. In addition, under our omnibus agreement, we will be granted a five-year right of first offer on any (1) ethanol storage or terminal assets that our parent may acquire or construct in the future, (2) fuel storage or terminal facilities that our parent may acquire or construct in the future, and (3) ethanol and fuel transportation assets that our parent currently owns or may acquire in the future, if our parent decides to sell any such assets.

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Development of Downstream Distribution Services. We believe our parent will continue to use its logistical capabilities and expertise to develop its downstream ethanol distribution services. For example, we believe our parent will explore opportunities with third-party ethanol producers that would develop additional opportunities for downstream ethanol distribution services. We believe we will benefit from our parent’s marketing and distribution strategy due to the strategic location of our ethanol storage facilities and fuel terminal facilities.

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Favorable Industry Fundamentals and Growing Demand for Ethanol. Led by the United States, global ethanol production has grown significantly over recent years, as approximately 30 countries either mandate or incentivize ethanol and bio-diesel blending for motor fuels. Annual reported global production has increased from approximately 5.0 billion gallons in 2001 to approximately 23.4 billion gallons in 2013, according to the EIA and RFA. From 2001 to 2014, U.S. ethanol industry production grew from 1.8 billion gallons to 14.3 billion gallons, and today ethanol comprises approximately 10% of the U.S. gasoline market, according to the EIA. Furthermore, according to the EIA and RFA, the United States and Brazil are the two largest producers and exporters of ethanol in the world, with the United States accounting for approximately 57% of global production as of December 31, 2013. According to the RFA, as of January 2015, there were 213 ethanol plants in the United States, capable of producing 15.1 bgy of ethanol. We believe global demand for ethanol, as a proportion of total transportation fuel demand, will continue to increase due to a continuing focus on reducing reliance on petroleum-based transportation fuels.

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Strategically-Located, Long-Lived Assets with Geographic Diversity and Low Operating and Capital Requirements. We benefit from a portfolio of relatively new storage and logistics assets that have expected remaining weighted-average useful lives of over 20 years and are strategically located near major rail lines in seven U.S. states, enabling us to reach a broad and diverse geographic area. Additionally, the geographic diversity of our assets minimizes our exposure to weather-related downtime and transportation congestion. Given the nature of our asset portfolio, we expect to incur only modest maintenance-related capital expenditures in the near future.

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Proven Management Team. Our senior management team averages approximately 25 years of industry experience. We have specific expertise across all aspects of the ethanol supply, production and distribution chain—from agribusiness, to plant operations and management, to commodity markets, to ethanol marketing and distribution. We believe the level of operational and financial expertise of our management team will allow us to successfully execute our business strategies. Each member of our senior management team will be an employee of our parent and will devote the portion of such member’s time to our business and affairs that is required to manage and conduct our operations.

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Financial Flexibility. At the closing of this offering, we expect to enter into a             -year $         million revolving credit facility, which will remain undrawn at closing. We believe we will have the financial flexibility to execute our growth strategy through the available borrowing capacity under our new revolving credit facility and our ability to access the debt and equity capital markets.

Business Strategies

Our primary business objectives are to maintain stable and predictable cash flows and to increase our quarterly cash distribution per unit over time. We intend to accomplish these objectives by executing the following business strategies:

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Generate Stable, Fee-Based Cash Flows. We intend to generate stable and predictable cash flows over time by providing fee-based logistics services. A substantial portion of our revenues and cash flows will initially be derived from our commercial agreements with Green Plains Trade, including our (1) ten-year fee-based storage and throughput agreement, (2) six-year fee-based transportation agreement, (3) Birmingham terminaling agreement, and (4) various other terminaling agreements for our other fuel terminal facilities. Our storage and throughput agreement and certain of our terminaling agreements, including the Birmingham terminaling agreement, will be supported by minimum volume commitments, and our transportation agreement will be supported by minimum railcar take-or-pay usage commitments. Under these agreements, we will not have direct exposure to fluctuations in commodity prices. As we grow our business beyond our current assets and operations, we will seek to enter into similar fee-based contracts with our parent and third parties that generate stable and predictable cash flows.

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Pursue Attractive Organic Growth Opportunities. We intend to enhance the profitability of our initial assets by pursuing, individually or with our parent, organic growth projects. For example, we believe certain expansion projects that may be implemented by our parent at its ethanol production plants would enable us to utilize the strategic location and capacity of our assets and would increase annual throughput at our facilities. We believe our capital expenditures associated with such potential expansion projects would be minimal since our ethanol storage facilities have available capacity to accommodate growth in our parent’s throughput. In addition, we expect to collaborate with our parent and other potential third-party customers to identify other growth opportunities to construct assets and build businesses that will enable them to pursue their business strategies while providing us with stable cash flows through fee-based service agreements.

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Pursue Accretive Acquisitions. We intend to pursue strategic, accretive acquisitions of complementary assets from our parent and third parties. Under our omnibus agreement, we will be granted a five-year right of first offer on any (1) ethanol storage or terminal assets that our parent may acquire or construct in the future, (2) fuel storage or terminal facilities that our parent may acquire or construct in the future, and (3) ethanol and fuel transportation assets that our parent currently owns or may acquire in the future, if our parent decides to sell any such assets. In addition, we intend to continually monitor the marketplace, individually and in conjunction with our parent, to identify and pursue asset acquisitions from third parties that complement or diversify our existing operations. We expect to pursue both ethanol and other fuel storage and terminal assets, initially focusing on assets in close geographic proximity to our existing asset base.

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Conduct Safe, Reliable and Efficient Operations. We are committed to maintaining the safety, reliability, environmental compliance and efficiency of our operations. All of our assets are staffed by experienced industry personnel. We, along with our parent, will also continue to focus on incremental operational improvements to enhance overall production results. We will seek to improve our operating performance through commitment to our preventive maintenance program along with employee training, safety and development programs. We believe these objectives are integral to maintaining stable cash flows and critical to the success of our business.

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Maintain Financial Strength and Flexibility. We intend to maintain financial strength and flexibility, which should enable us to pursue acquisitions and new growth opportunities as they arise. We expect to have $         million of liquidity in the form of $         million of cash on hand and $         million of undrawn borrowing capacity under our new revolving credit facility at the closing of this offering. We believe that our borrowing capacity and ability to access debt and equity capital markets after this offering will provide us with the financial flexibility necessary to achieve our organic and accretive acquisition growth strategies.

Our Parent

Our parent is a Fortune 1000, vertically-integrated producer, marketer and distributor of ethanol focused on generating stable operating margins through its diversified business segments and risk management strategy and is the fourth largest ethanol producer in North America. Our parent believes that owning and operating strategically-located assets throughout the ethanol value chain enables it mitigate changes in commodity prices and differentiates it from companies focused only on ethanol production. Our parent has operations throughout the ethanol value chain, beginning upstream with its grain handling and storage operations, continuing through its ethanol, distillers grains and corn oil production operations, and ending downstream with its marketing, terminal and distribution services. The following is our visual presentation of the ethanol value chain:

Our parent reviews its operations within four separate operating segments: (1) production of ethanol and distillers grains, collectively referred to as ethanol production, (2) corn oil production, (3) grain handling and storage and cattle feedlot operations, collectively referred to as agribusiness, and (4) marketing, merchant trading and logistics services for self-produced and third-party ethanol, distillers grains, corn oil and other commodities, collectively referred to as marketing and distribution. Our parent also is a partner in a joint venture to commercialize advanced technologies for growing and harvesting of algal biomass.

Below is a summary of our parent’s ethanol production plants as of December 31, 2014, which have an aggregate production capacity of approximately 1.0 bgy:

Ethanol Production Plant Location	Ethanol Production Capacity (mmgy)	Initial Operation or Acquisition Date(1)
Atkinson, Nebraska	50	Jun. 2013
Bluffton, Indiana	120	Sep. 2008
Central City, Nebraska	100	Jul. 2009
Fairmont, Minnesota	115	Nov. 2013
Lakota, Iowa	100	Oct. 2010
Obion, Tennessee	120	Nov. 2008
Ord, Nebraska	55	Jul. 2009
Otter Tail, Minnesota	60	Mar. 2011
Riga, Michigan	60	Oct. 2010
Shenandoah, Iowa	65	Aug. 2007
Superior, Iowa	60	Jul. 2008
Wood River, Nebraska	115	Nov. 2013

(1)	The Bluffton, Obion, Shenandoah and Superior ethanol production plants were constructed by our parent. All other ethanol production plants were acquired by our parent.

Our parent has announced that it is expanding production at its ethanol production plants by approximately 100 mmgy and will explore certain other expansion projects at its ethanol production plants in the future. These expansion projects, when implemented, will enable us to utilize the strategic location and capacity of our assets and will increase annual throughput at our facilities. We expect that our capital expenditures associated with any such potential expansion projects will be minimal since our ethanol storage facilities have available capacity to accommodate growth in our parent’s throughput.

Our Assets and Operations

Our initial assets consist of the following:

Ethanol Storage Facilities. We own and operate 27 ethanol storage tanks, located at or near our parent’s twelve ethanol production plants, with a combined on-site ethanol storage capacity of approximately 26.6 mmg and aggregate throughput capacity of approximately 1,330 mmgy. For the year ended December 31, 2014, our ethanol storage assets had throughput of approximately 966.2 mmgy, which represents 95.6% of our parent’s combined daily average production capacity. Our parent’s ethanol production plants are located in Indiana, Iowa, Michigan, Minnesota, Nebraska and Tennessee and have a combined ethanol production capacity of approximately 1.0 bgy. Each of our parent’s ethanol production plants are located adjacent to and have access to major rail lines. Our ethanol storage assets are the principal method of storing and loading the ethanol that our parent produces at its ethanol production plants for delivery to its customers. The chart below summarizes our parent’s ethanol production plant locations, along with our on-site ethanol storage capacity as of December 31, 2014, throughput for the year ended December 31, 2014, major rail line access and initial operation or acquisition date for each location:

Ethanol Production Plant Location	On-Site Ethanol Storage Capacity (thousands of gallons)	Throughput (mmgy)(1)	Major Rail Line Access	Initial Operation or Acquisition Date(2)
Atkinson, Nebraska	2,074	47	BNSF	Jun. 2013
Bluffton, Indiana	3,000	113	Norfolk Southern	Sep. 2008
Central City, Nebraska	2,250	106	Union Pacific	Jul. 2009
Fairmont, Minnesota	3,124	101	Union Pacific	Nov. 2013
Lakota, Iowa	2,500	106	Union Pacific	Oct. 2010
Obion, Tennessee	3,000	116	Canadian National	Nov. 2008
Ord, Nebraska	1,550	59	Union Pacific	Jul. 2009
Otter Tail, Minnesota	2,000	44	BNSF	Mar. 2011
Riga, Michigan	1,239	54	Norfolk Southern	Oct. 2010
Shenandoah, Iowa	1,524	69	BNSF	Aug. 2007
Superior, Iowa	1,238	54	Union Pacific	Jul. 2008
Wood River, Nebraska	3,124	98	Union Pacific	Nov. 2013

Total (subject to rounding)	26,623	966

(1)	Throughput for our storage facilities is equal to plant production at our parent’s ethanol production plants.
(2)	The Bluffton, Obion, Shenandoah and Superior ethanol production plants were constructed by our parent. All other ethanol production plants were acquired by our parent.

Fuel Terminal Facilities. We provide terminal services and logistics solutions through our fuel terminal facilities that we own and operate. These fuel terminal facilities, at eight locations in seven south-central U.S. states have fuel holding tanks and have access to major rail lines for transporting ethanol or other fuels. Additionally, the Birmingham facility is one of 20 facilities in the United States capable of efficiently receiving and offloading ethanol and other fuels from unit trains. Our fuel terminal facilities have a combined total storage capacity of approximately 7.4 mmg and for the year ended December 31, 2014 had an aggregate throughput of approximately 324.8 mmgy. The chart below summarizes our fuel terminal facilities, along with our on-site storage capacity as of December 31, 2014, throughput for the year ended December 31, 2014 and major rail line access for each location:

Fuel Terminal Facility Location	On-Site Storage Capacity (thousands of gallons)	Throughput (mmgy)	Major Rail Line Access
Birmingham, Alabama—Unit Train Terminal	6,542	215	BNSF
Other Fuel Terminal Facilities	880	110	(1)

(1)	Major rail line access to our seven other fuel terminal facilities is available from BNSF, KCS, Canadian National, Union Pacific, Norfolk Southern and CSX.

Transportation Assets. Our transportation assets include a leased railcar fleet of approximately 2,200 railcars that are exclusively dedicated to transporting product for our parent, including its ethanol and other fuels, from our fuel terminal facilities or third-party production facilities to refineries throughout the United States and international export terminals. The remaining lease contract terms for our railcars range from less than one year to approximately six years, with a weighted average remaining term of 3.5 years as of December 31, 2014.

The chart below summarizes the lease terms and expected availability of our currently leased railcars:

In addition, we utilize a fleet of three tanker trucks to provide trucking fuel transportation services. In 2014, we transported 38.0 mmg of ethanol on our tanker trucks.

Commercial Agreements with Our Parent’s Affiliate

We expect that a substantial portion of our revenues and cash flows will initially be derived from commercial agreements with Green Plains Trade. At the closing of this offering, we will (1) enter into (i) a ten-year fee-based storage and throughput agreement and (ii) six-year fee-based transportation agreement, and (2) assume (i) our Birmingham terminaling agreement, and (ii) various other terminaling agreements for our other fuel terminal facilities, each with Green Plains Trade. Our storage and throughput agreement and certain of our terminaling agreements, including the Birmingham terminaling agreement, will be supported by minimum volume commitments, and our transportation agreement will be supported by minimum railcar take-or-pay usage commitments. Green Plains Trade is required to pay us fees for these minimum commitments regardless of the actual throughput or capacity it uses or the amount of product tendered to us for transport. For the twelve months ending March 31, 2016, Green Plains Trade’s aggregate annual minimum fees under these agreements are expected to total $71.4 million, or approximately 79% of our forecasted revenues of $90.6 million for such period. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Distributable Cash Flows for the Twelve Months Ending March 31, 2016” for additional information regarding our forecasted revenues and related assumptions.

The following is a summary of the key provisions of our commercial agreements with Green Plains Trade, including information regarding the calculation of the minimum quarterly fees.

Storage and Throughput Agreement

Under our storage and throughput agreement, Green Plains Trade is obligated to store and throughput minimum volumes of ethanol or other fuels at our facilities and terminal and pay us a throughput fee of $0.05 per gallon, or the Throughput Fee, on all volumes.

Contract Term. At the closing of this offering, the remaining primary term of our storage and throughput agreement will be for ten years. Our storage and throughput agreement will automatically renew for successive one-year renewal terms, or a Storage and Throughput Renewal Term, unless either party provides written notice of its intent to terminate at least 360 days prior to the end of the remaining primary term or any Storage and Throughput Renewal Term.

Minimum Volume Commitments. Green Plains Trade will be obligated to throughput a minimum of 212.5 mmg per calendar quarter (850 mmg on an annual basis, which equates to approximately 85% of our parent’s ethanol production capacity as of December 31, 2014) of product at our facilities. Green Plains Trade will exclusively put all of its affiliates’ ethanol production through our facilities, with the exception of its production of up to 2% of alcohol and non-transportation fuels.

Adjustments in Throughput or Capacity. In order to enable Green Plains Trade to meet its minimum volume commitment each quarter, we are obligated to maintain a stated minimum capacity at our facilities. If the available capacity of the facilities falls below the minimum capacity level at any time (other than outages caused by planned maintenance), Green Plains Trade’s minimum volume commitments may, depending on the cause of the reduction in capacity, be reduced. If additional throughput capacity is requested by Green Plains Trade and such additional capacity does not require any capital expenditures, then the Throughput Fee shall apply to volumes stored or throughput by Green Plains Trade. To the extent we incur or are required to make capital expenditures to accommodate such additional capacity requested by Green Plains Trade, we will negotiate an amendment to the storage and throughput agreement and adjust the Throughput Fee with respect to such additional volumes.

Quarterly Deficiency Payments. Under our storage and throughput agreement, if Green Plains Trade fails to meet its minimum volume commitment during any quarter, then Green Plains Trade will pay us a deficiency payment equal to (1) the deficiency volume of product multiplied by (2) the applicable Throughput Fee during the quarter, or a Quarterly Deficiency Payment. The amount of any Quarterly Deficiency Payment paid by Green Plains Trade may be applied as a credit for any volumes throughput by Green Plains Trade in excess of the minimum commitment during any of the next four quarters, after which time any unused credits will expire.

Terminaling Agreements

We currently have terminaling agreements with Green Plains Trade, certain of which obligate Green Plains Trade to throughput minimum volumes of ethanol and pay us a certain fee per gallon of throughput.

Contract Terms. The remaining term of our terminaling agreement with Green Plains Trade for Birmingham is approximately 2.5 years and will automatically renew for successive one-year renewal terms, unless either party provides notice of termination 90 days prior to the end of the applicable term. The remainder of our terminaling agreements with Green Plains Trade currently have various terms ranging from month-to-month up to six months.

Minimum Commitments. Under our terminaling agreements with Green Plains Trade for Birmingham and for certain other terminal facilities, Green Plains Trade is obligated to throughput minimum volumes of ethanol or other fuels. For Birmingham, Green Plains Trade is obligated to pay us an annualized minimum commitment of $1,177,800, or the Terminal Fee, and for the other terminals, Green Plains Trade is obligated to pay us an aggregate annualized minimum commitment of $900,000, and in each case fees for providing related ancillary services as well. Under our terminaling agreements that contain minimum commitments, Green Plains Trade is obligated to pre-pay those minimum commitments prior to the period for which those commitments relate.

Adjustments in Throughput Capacity. In order to enable Green Plains Trade to meet its minimum volume commitment each quarter at Birmingham, we are obligated to maintain a stated minimum capacity at Birmingham. If the available capacity of the terminal falls below the minimum capacity level at any time (other than outages caused by planned maintenance), Green Plains Trade’s minimum volume commitments may, depending on the cause of the reduction in capacity, be reduced. We will use our best commercial efforts to accommodate any excess volumes by Green Plains Trade and such excess volumes will be charged the Terminal Fee. If additional throughput capacity is requested by Green Plains Trade and such additional capacity does not require any capital expenditures, then the Terminal Fee shall automatically apply to volumes stored or throughput by Green Plains Trade. To the extent we incur or are required to make any capital expenditures to accommodate such additional capacity required by Green Plains Trade, we will negotiate an amendment to our terminaling agreement for Birmingham and adjust the fee with respect to such additional volumes.

Waiver of Minimum Monthly Charge. Under our Birmingham terminaling agreement, if we receive monthly throughput commitments from third parties exceeding certain thresholds we will waive the monthly Terminal Fee and Greens Plains Trade will only be charged for the actual throughput for that applicable month. In addition, Green Plains Trade is permitted to satisfy its minimum commitment over a quarterly period so long as the pro rata Terminal Fee is paid each month.

Transportation Agreement

Under our transportation agreement, Green Plains Trade is obligated to use our leased railcars to transport ethanol and other fuels from the receipt points identified by Green Plains Trade to nominated delivery points. Green Plains Trade is also obligated under our Transportation Agreement to use us for the logistical operations management of its railcar fleet used for the transportation of ethanol and other fuels, including those railcars not provided by us.

Contract Term. Our leased railcars are subject to lease agreements with various terms. At the closing of this offering, the remaining primary term of our transportation agreement will expire in six years. Upon the expiration of the term of a railcar lease agreement, the applicable railcars covered by such lease agreement will no longer be subject to the transportation agreement. The weighted average remaining term of the railcar lease agreements as of December 31, 2014 was 3.5 years. We are under no obligation to replace any railcars upon the expiration of any lease agreement. Please read “Business—Our Assets and Operations—Transportation Assets” for further discussion of the expiring lease agreements.

Minimum Transportation Commitments. Green Plains Trade will be obligated to pay the monthly railcar fee regardless of usage with respect to railcars provided by us, which includes a fee of $40 per month per railcar for the logistical operations management of such railcar. In addition, Green Plains Trade will be obligated to pay $40 per month per railcar for each railcar in its fleet not provided by us regardless of usage.

Reimbursement. Green Plains Trade will reimburse us for costs related to the following: (1) demurrage, switching and unloading fees incurred, (2) increased lease costs of the railcars related to changes in laws or regulations of the railcar assets, (3) retrofitting, cleaning and refurbishment costs related to the railcars, and (4) all other costs incurred in connection with the provision of the transportation services under the transportation agreement.

General

All of our commercial agreements with Green Plains Trade include provisions that permit Green Plains Trade to suspend, reduce or terminate its obligations under the applicable commercial agreement if certain events occur. Under all of our commercial agreements, these events include certain force majeure events that would prevent us or Green Plains Trade from performing our respective obligations at the affected facility under the applicable commercial agreement. If Green Plains Trade reduces its minimum commitment under the commercial agreements, Green Plains Trade will be required to pay fees only on the revised minimum commitments.

As defined in each of our commercial agreements, force majeure events include any acts or occurrences that prevent services from being performed under the applicable commercial agreement, such as:

•	federal, state, county, or municipal orders, rules, legislation, or regulations;

•	acts of God, including fires, floods, storms, earthquakes or other severe weather events;

•	compliance with orders of courts or any governmental authorities;

•	explosions, wars, terrorist acts or riots;

•	strikes, lockouts or other industrial disturbances; and

•

events or circumstances similar to those above (including disruption of service provided by third parties) that prevent a party’s ability to perform its obligations under the agreement, to the extent that such events or circumstances are beyond the party’s reasonable control and could not have been prevented by such party’s due diligence.

Under each of these commercial agreements, each party’s obligations will be temporarily suspended upon giving prompt notice to the other party (such notice being not more than 72 hours subsequent to any force majeure event), and will continue for the entire duration of, a force majeure event to the extent that such event prevents such party from performing its obligations under the commercial agreement. A party’s failure to pay any amounts due for services provided under each of our commercial agreements will not be excused by the incurrence of a force majeure event. Green Plains Trade’s minimum commitment under the applicable commercial agreement will also be proportionately reduced to the extent Green Plains Trade is unable to fulfill its obligations under the commercial agreement as a result of a force majeure event.

Neither party may assign its rights or obligations under any of our commercial agreements without the other party’s consent, except that either party may assign its rights and obligations under our commercial agreements with Green Plains Trade to: (1) an affiliate, (2) a financial institution as collateral security for money borrowed, or (3) any successor in the event of a merger consolidation, reorganization or sale of substantially all of its assets.

Under our storage and throughput agreement and our transportation agreement, we have entered into guarantees with our parent pursuant to which our parent guarantees Green Plains Trade’s obligations under each of these agreements. The guarantees provided by our parent are guarantees of payment and performance and not only of collection.

Other Agreements with Our Parent

Omnibus Agreement. Upon the closing of this offering, we will enter into our omnibus agreement with our parent and certain of its affiliates. Our omnibus agreement will address our parent’s reimbursement obligations related to certain operational failures of our initial assets and our parent’s indemnification of us for certain matters, including environmental, title, tax and accounting matters. In addition, under the omnibus agreement, we will be granted a right of first offer, for a period of five years, on any (1) ethanol storage or terminal assets that our parent may acquire or construct in the future, (2) fuel storage or terminal facilities that our parent may acquire or construct in the future, and (3) ethanol and fuel transportation assets that our parent currently owns or may acquire in the future, if our parent decides to sell any such assets. Please read “Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Omnibus Agreement.”

Operational Services and Secondment Agreement. In connection with this offering, we will enter into our operational services and secondment agreement with Green Plains under which we will second to our general partner certain employees who serve management, maintenance and operational functions in support of our operations and reimburse Green Plains for the provision of those services to us, including routine and emergency maintenance and repair services, routine operational activities, routine administrative services and such other services as we and Green Plains may mutually agree upon from time to time. Please read “Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions—Operational Services and Secondment Agreement.”

Competition

Our operating facilities for ethanol storage and distribution are an integral part of our parent’s vertically-integrated operations and business strategy, and we have significant experience in managing these assets both efficiently and safely. For this reason, and due to our contractual relationship with Green Plains Trade related to our parent’s ethanol production plants and the integrated nature of ethanol storage with the production facilities, there is little potential competition for the outsourcing of the services provided under our commercial agreements to other third-party operators.

We do and will compete with other independent fuel terminal operators and major fuel producers on the basis of terminal location, services provided, safety and price. Competition for managing fuel terminal operations for third parties comes primarily from related producers, refiners and distribution companies that also have marketing and trading capabilities. Today, these firms tend to be primarily focused on managing and prioritizing the offtake and logistics of their own products and supplies as opposed to managing and optimizing terminal-related services and logistics for third-party customers. As such, we believe that we will be able to successfully compete within the marketplace due to our parent’s reputation and operating record as an efficient and reliable service provider.

While there are numerous fuel producers and distributors that own terminal operations similar to ours, the focus of these operators is not on providing terminal services to third parties. In many cases, these same companies depend on independent operators to manage the various requirements of terminal and storage operations when the independent operator can provide more efficient services, cost-advantaged locations near key distribution points or distribution capabilities into strategic markets with a variety of transportation options. In many cases, these companies will rely on an independent provider for storage and distribution services when their own storage proves inadequate to handle their volumes or they cannot manage throughput adequately due to lack of expertise, market congestion, size constraints, optionality or the nature of the material being stored.

We believe our parent’s experience as one of the largest global ethanol producers with a fully-integrated value chain that includes managing terminal services and logistics for third parties makes us well-positioned to effectively compete in a growing market. We believe we are a low-cost operator and will benefit from our parent’s recognized focus on quality, efficiency and safety while effectively managing the needs of multiple constituencies across an array of geographical markets is our competitive edge. We believe this competitive edge is further bolstered by the ability to provide differentiated services that meet the full end-to-end needs of our customers.

While the competitiveness of our service offerings can be impacted by a number of factors, including competition from new entrants, transportation constraints, industry production levels and related storage needs, we believe that there are significant barriers to entry that partially mitigate some of these risks. These barriers to entry include significant capital costs, execution risk, complex permitting requirements, development cycle, financial and working capital constraints, experience and personnel expertise, and an ability to effectively capture strategic assets or locations.

Seasonality

Our business is directly affected by the level of supply and demand for ethanol and other fuels in the markets served by our assets. However, many effects of seasonality on our revenues will be substantially mitigated as a result of our fee-based commercial agreements with Green Plains Trade which include minimum commitments.

Employees

We are managed and operated by the board of directors and executive officers of our general partner. All of our executive management personnel will be employees of our parent and will devote the portion of their time to our business and affairs that is required to manage and conduct our operations. We have access to employees of our general partner and its affiliates, including its parent. We expect that our general partner and its affiliates will have approximately 15 full-time equivalent employees performing services for our operations.

Safety and Maintenance Regulation

We will perform preventive and normal maintenance on all of our assets and make repairs and replacements when necessary or appropriate. We will also conduct routine and required inspections of those assets in accordance with applicable laws and regulations.

Environmental Regulation

General

Our operations will be subject to complex and frequently changing federal, state, and local laws and regulations relating to the protection of health and the environment, including laws and regulations that govern the handling and release of ethanol, crude oil and other liquid hydrocarbon materials. Compliance with existing and anticipated environmental laws and regulations will increase our overall cost of business, including our capital costs to construct, maintain, operate, and upgrade equipment and facilities. However, we do not believe that this will have a material impact on our operations or financial position. Violations of environmental laws or regulations can result in the imposition of significant administrative, civil and criminal fines and penalties and, in some instances, injunctions banning or delaying certain activities.

There are also risks of accidental releases into the environment associated with our operations, such as releases of ethanol from our storage facilities. To the extent an event is not covered by our insurance policies, such accidental releases could subject us to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage, and fines or penalties for any related violations of environmental laws or regulations.

Air Emissions

Our operations will be subject to and affected by the federal Clean Air Act, as amended, and its implementing regulations, as well as comparable state and local statutes and regulations, including permitting requirements and related emission control requirements relating to specific air pollutants, as well as the requirement to maintain a risk management program to help prevent accidental releases of certain regulated substances. Our parent has incurred substantial capital expenditures to maintain compliance with all applicable federal and state laws regarding air emissions.

Climate Change

Ethanol production involves the emission of various airborne pollutants, including particulate matter, carbon dioxide, oxides of nitrogen, hazardous air pollutants and volatile organic compounds. In 2007, the U.S. Supreme

Court classified carbon dioxide as an air pollutant under the Clean Air Act in a case seeking to require the EPA to regulate carbon dioxide in vehicle emissions. In February 2010, the EPA released its final regulations on the RFS II. We believe these final regulations grandfather our parent’s ethanol production plants at their current operating capacity, though expansion of our parent’s ethanol production plants above these levels will need to meet a threshold of a 20% reduction in greenhouse gas, or GHG, emissions from a 2005 baseline measurement to produce ethanol eligible for the RFS II mandate. In order to expand capacity at our parent’s ethanol production plants, our parent may be required to obtain additional permits, achieve EPA “efficient producer” status under the pathway petition program, which has been achieved at two of its ethanol production plants and is in process at one other, install advanced technology, or reduce drying of certain amounts of distillers grains.

Separately, the CARB has adopted a LCFS requiring a 10% reduction in average carbon intensity of gasoline and diesel transportation fuels from 2010 to 2020. After a series of rulings that temporarily prevented CARB from enforcing these regulations, the State of California Office of Administrative Law approved the LCFS on November 26, 2012, and revised LCFS regulations took effect in January 2013. An ILUC component is included in this lifecycle GHG emissions calculation which may have an adverse impact on the market for corn-based ethanol in California.

The EPA may take further steps to regulate GHG emissions. The implementation of EPA regulations could result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls on our facilities and (iii) administer and manage any GHG emissions program. Increased costs associated with compliance with any current or future legislation or regulation of GHG emissions, if it occurs, may have a material adverse effect on our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders. In addition, climate change legislation and regulations may result in increased costs not only for our business but also for our customers, thereby potentially decreasing demand for our services. Decreased demand for our services may have a material adverse effect on our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders.

Waste Management and Related Liabilities

To a large extent, the environmental laws and regulations affecting our operations will relate to the release of hazardous substances or solid wastes into soils, groundwater and surface water, and will include measures to control pollution of the environment. These laws generally regulate the generation, storage, treatment, transportation and disposal of solid and hazardous waste. They also require corrective action, including investigation and remediation, at a facility where such waste may have been released or disposed.

Hydrocarbon Wastes. We will own or lease properties where hydrocarbons are being or have been handled for many years. Although our parent has utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other waste may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where these wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. These properties and wastes disposed thereon may be subject to CERCLA, the Resource Conservation and Recovery Act, or RCRA, and comparable state laws. These laws generally provide that owners and operators may be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), clean up contaminated property (including contaminated groundwater) or perform remedial operations to prevent future contamination.

Indemnity under the Omnibus Agreement. Under the omnibus agreement, our parent will indemnify us for all known and certain unknown environmental liabilities that are associated with the ownership or operation of our assets and due to occurrences on or before the closing of this offering, subject to a deductible of $         per claim. There is a $         million limit on the amount for which our parent will indemnify us for environmental liabilities under the omnibus agreement once we meet the deductible. We will not be indemnified for any future spills or releases of hydrocarbons or hazardous materials at our facilities, nor for any other environmental liabilities resulting from our own operations. In addition, we have agreed to indemnify our parent for events and conditions associated with the ownership or operation of our assets due to occurrences after the closing of this offering and for environmental liabilities related to our assets to the extent our parent is not required to indemnify us for such liabilities. Liabilities for which we will indemnify our parent pursuant to the omnibus agreement are not subject to a deductible before our parent is entitled to indemnification. There is no limit on the amount for which we will indemnify our parent under the omnibus agreement. As a result, we may incur such expenses in the future, which may be substantial. Please read “Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions—Omnibus Agreement.”

Water

Our operations can result in the discharge of regulated substances, including crude oil, refined products or natural gas liquids. The federal Water Pollution Control Act of 1972, or the Clean Water Act, and comparable state laws impose restrictions and strict controls regarding the discharge of regulated substances into state waters or waters of the United States. Where applicable, any discharges resulting from our operations will be appropriately permitted.

The Oil Pollution Act of 1990, or OPA-90, and similar state laws subject owners of covered facilities to strict joint and potentially unlimited liability for removal costs and other consequences of a release of oil where the release is into navigable waters, along shorelines or in the exclusive economic zone of the United States. These laws impose regulatory burdens on our operations. Spill prevention control and countermeasure requirements of the Clean Water Act and some state laws require containment to mitigate or prevent contamination of navigable waters in the event of an oil overflow, rupture, or leak. We have implemented systems to oversee our compliance efforts.

Construction or maintenance of our terminal and storage facilities may impact wetlands, which are also regulated under the Clean Water Act by the EPA and the U.S. Army Corps of Engineers.

Endangered Species Act

The Endangered Species Act restricts activities that may affect endangered species or their habitats. We do not expect compliance with the ESA and similar laws to have a material impact on our operations or financial position. However, the discovery of previously unidentified endangered species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected area.

Rail Safety

We will generate a portion of our revenues from providing ethanol rail transportation and terminal services. Initially, we will not own any railcars or operate the railroads on which ethanol carrying railcars are transported. Accordingly, our suppliers are subject to regulations governing railcar design and manufacture, and increasingly stringent regulations pertaining to the shipment of ethanol by rail. The leased cars may need to be retrofitted or replaced if new regulations proposed by the DOT to address concerns related to safety are adopted, which could in turn cause a shortage of compliant tank cars. The proposed regulations call for a phase out within four years of the use of legacy DOT-111 tank cars for transporting highly-flammable liquids, including ethanol. According to the proposed rule, the DOT expects about 66,000 tank cars to be retrofitted and about 23,000 cars to be shifted to transporting other liquids. The Canadian government has also proposed that its nation’s rail shippers use sturdier tank cars for replacement of our railcars, which would likely have an adverse effect on our operations as lease costs for railcars would likely increase. Additionally, existing railcars could be out of service for a period of time while such upgrades are made, tightening supply in an industry that is highly dependent on such railcars to transport its product. In February 2015, the DOT submitted its comprehensive crude-by-rail safety rule to the White House Office of Management and Budget for final review. The final rule is expected later this year. We intend to retrofit or replace any of our leased railcars to abide by any such new regulation and any such costs of retrofit will be reimbursed by Green Plains Trade under our transportation agreement. Please read “Commercial Agreements with Our Parent’s Affiliate—Transportation Agreement.”

The adoption of additional federal, state, or local laws or regulations, including any voluntary measures by the rail industry regarding railcar design and liquid hydrocarbon rail transport activities, could affect our business by increasing compliance costs and decreasing demand for our services, which could adversely affect our financial position and cash flows. Moreover, any disruptions in the operations of railroads, including those due to shortages of railcars, could adversely impact our suppliers’ ability to move their product and, as a result, could affect our business.

Employee Safety

We will be subject to the requirements of OSHA and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens.

Security

We will also be subject to Department of Homeland Security, or DHS, Chemical Facility Anti-Terrorism Standards, which are designed to regulate the security of high-risk chemical facilities, and to the Transportation Security Administration’s Pipeline Security Guidelines. We have an internal program of inspection designed to monitor and enforce compliance with all of these requirements.

While we are not currently subject to governmental standards for the protection of computer-based systems and technology from cyber threats and attacks, proposals to establish such standard are being considered in the U.S. Congress and by U.S. Executive Branch departments and agencies, including the DHS, and we may become subject to such standards in the future. We currently are implementing our own cyber security programs and protocols; however, we cannot guarantee their effectiveness. A significant cyber-attack could have a material effect on operations and those of our customers.

Insurance

Our assets may experience physical damage as a result of an accident or natural disaster. These hazards can also cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage, and suspension of operations. We intend to secure insurance coverage for our ethanol storage assets located at or near our parent’s ethanol production plants under the property, liability and business interruption policies of our parent, subject to customary deductibles and limits under those policies. For our fuel terminal facilities and our railcar assets, we intend to secure coverage under our own insurance policies. These insurance policies do not cover every potential risk associated with our operating facilities. We cannot assure that such insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage, or that these levels of insurance will be available in the future at commercially reasonable prices.

Legal Proceedings

We are not currently a party to any legal proceedings that, if determined adversely against us, individually or in the aggregate, would have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

Management of Green Plains Partners LP

We are managed by the directors and executive officers of our general partner, Green Plains Holdings. Our general partner is not elected by our unitholders and will not be subject to re-election by our unitholders in the future. Our parent owns all of the membership interests in our general partner. Our general partner has a board of directors, and our unitholders are not entitled to elect the directors or directly or indirectly to participate in our management or operations. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, we intend to incur indebtedness that is nonrecourse to our general partner.

Following the closing of this offering, we expect that our general partner will have at least two directors. Our parent will appoint all members to the board of directors of our general partner. In accordance with NASDAQ’s phase-in rules, we will have at least one independent director on the date that our common units are first listed on NASDAQ and three independent directors within one year of that date.

Our general partner has the primary responsibility for providing the personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by our parent or others. In addition, pursuant to the operational services and secondment agreement that will be entered into at the closing of this offering, certain of our parent’s employees (including our Chief Executive Officer) will be seconded to our general partner to provide management, maintenance and operational services with respect to the ethanol and fuel storage assets, terminal and transportation assets. All of the personnel who will conduct our business are employed by or contracted by our general partner and its affiliates, including our parent and Green Plains Trade.

Director Independence

Although most companies listed on NASDAQ are required to have a majority of independent directors serving on the board of directors of the listed company, NASDAQ does not require a publicly-traded limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation or a nominating and corporate governance committee. We are, however, required to have an audit committee of at least three members within one year of the date our common units are first listed on NASDAQ, and all of our audit committee members are required to meet the independence and financial literacy tests established by NASDAQ and the Exchange Act.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee and a conflicts committee and may have such other committees as the board of directors shall determine appropriate from time to time. Each of the standing committees of the board of directors will have the composition and responsibilities described below.

Audit Committee

Our general partner will have an audit committee comprised of at least three directors who meet the independence and experience standards established by NASDAQ and the Exchange Act. Our general partner initially may rely on the phase-in rules of NASDAQ and the SEC with respect to the independence of our audit committee. Those rules permit our general partner to have an audit committee that has one independent member by the date our common units are first listed on NASDAQ, a majority of independent members within 90 days thereafter and all independent members within one year thereafter. Our audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. Our audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. Our audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to our audit committee.

Conflicts Committee

At least two members of the board of directors of our general partner will serve on our conflicts committee to review specific matters that may involve conflicts of interest in accordance with the terms of our partnership agreement. The board of directors of our general partner will determine whether to refer a matter to the conflicts committee on a case-by-case basis. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates and must meet the independence and experience standards established by NASDAQ and the Exchange Act to serve on an audit committee of a board of directors, along with other requirements set forth in our partnership agreement. If our general partner seeks approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Duties.”

Directors and Executive Officers of Green Plains Holdings LLC

Directors are elected by the sole member of our general partner and hold office until their successors have been elected or qualified or until their earlier death, resignation, removal or disqualification. Executive officers are appointed by, and serve at the discretion of, the board of directors of our general partner. The following table shows information for the directors, director nominees and executive officers of Green Plains Holdings upon the consummation of this offering.

Name	Age	Positions with Green Plains Holdings LLC
Todd A. Becker	49	President and Chief Executive Officer (and Director)
Jerry L. Peters	57	Chief Financial Officer
Jeffrey S. Briggs	51	Chief Operating Officer
George P. (Patrich) Simpkins	53	Chief Development and Risk Officer
Carl S. (Steve) Bleyl	55	Executive Vice President—Ethanol Marketing
Mark A. Hudak	54	Executive Vice President—Human Resources
Paul E. Kolomaya	49	Executive Vice President—Commodity Finance
Michelle S. Mapes	48	Executive Vice President—General Counsel and Corporate Secretary
Michael C. Orgas	56	Executive Vice President—Commercial Operations

Todd A. Becker. Todd Becker was appointed President and Chief Executive Officer and a member of the board of directors of our general partner in March 2015. Mr. Becker has served as President and Chief Executive Officer of our parent since January 2009, and was appointed as a director of our parent in March 2009. Mr. Becker served as our parent’s President and Chief Operating Officer from October 2008 to December 2008. He served as Chief Executive Officer of VBV LLC from May 2007 to October 2008. Mr. Becker was Executive Vice President of Sales and Trading at Global Ethanol from May 2006 to May 2007. Prior to that, he worked for ten years with ConAgra Foods in various management positions including Vice President of International Marketing for ConAgra Trade Group and President of ConAgra Grain Canada. Mr. Becker has over 27 years of related experience in various commodity processing businesses, risk management and supply chain management, along with extensive international trading experience in agricultural markets. Mr. Becker recently served on the board of directors, including its audit and compensation committees, for Hillshire Brands Company. Mr. Becker has a Masters degree in Finance from the Kelley School of Business at Indiana University and a Bachelor of Science degree in Business Administration with a Finance emphasis from the University of Kansas. The Board concluded that Mr. Becker should serve as a director because he provides an insider’s perspective about the business and the strategic direction of the general partner to Board discussions. His extensive commodity experience and leadership traits make him an essential member of the Board.

Jerry L. Peters. Jerry Peters was appointed Chief Financial Officer of our general partner in March 2015. Mr. Peters has served as Chief Financial Officer of our parent since June 2007. Mr. Peters served as Senior Vice President—Chief Accounting Officer for ONEOK Partners, L.P. from May 2006 to April 2007, as its Chief Financial Officer from July 1994 to May 2006, and in various senior management roles prior to that. ONEOK Partners is a publicly-traded partnership engaged in gathering, processing, storage, and transportation of natural gas and natural gas liquids. Prior to joining ONEOK Partners in 1985, he was employed by KPMG LLP as a certified public accountant. Beginning September 2012, Mr. Peters serves on the board of directors, and as chairman of the audit committee, of the general partner of Summit Midstream Partners, LP, a publicly-traded natural gas gathering partnership. Mr. Peters has a Masters degree in Business Administration from Creighton University with a Finance emphasis and a Bachelor of Science degree in Business Administration from the University of Nebraska—Lincoln.

Jeffrey S. Briggs. Jeff Briggs was appointed Chief Operating Officer of our general partner in March 2015. Mr. Briggs has served as Chief Operating Officer of our parent since November 2009. Mr. Briggs served as a consultant to our parent from July 2009 to November 2009. Prior to his consulting role, he was Founder and General Partner of Frigate Capital, LLC, a private investment partnership investing in small and mid-sized companies, from January 2004 through January 2009. Prior to Frigate, Mr. Briggs spent nearly seven years at Valmont Industries, Inc. as President of the Coatings Division. Prior to Valmont, he acquired and managed an electronic manufacturing company; was Director of Mergers and Acquisitions for Peter Kiewit and Sons; worked for Goldman Sachs in their Equities Division; and served five years as an Officer in the U.S. Navy on a nuclear submarine. Mr. Briggs has a Masters degree in Business Administration from the Harvard Business School and a Bachelor of Science degree in Mechanical Engineering, Thermal and Power Systems from UCLA.

George P. (Patrich) Simpkins. Patrich Simpkins was appointed Chief Development and Risk Officer of our general partner in March 2015. Mr. Simpkins was named Chief Development and Risk Officer of our parent in October 2014 after joining our parent in May 2012 as its Executive Vice President—Finance and Treasurer. Prior to joining our parent, Mr. Simpkins was Managing Partner of GPS Capital Partners, LLC, a capital advisory firm serving global energy and commodity clients. From February 2005 to June 2008, he served as Chief Operating Officer and Chief Financial Officer of SensorLogic, Inc., and as Executive Vice President and Global Chief Risk Officer of TXU Corporation from November 2001 to June 2004. Prior to that, he served in senior financial and commercial executive roles with Duke Energy Corporation, Louis Dreyfus Energy, MEAG Power Company and MCI Communications. Mr. Simpkins has a Bachelor of Business Administration degree in Economics and Marketing from the University of Kentucky.

Carl S. (Steve) Bleyl. Steve Bleyl was appointed Executive Vice President—Ethanol Marketing of our general partner in March 2015. Mr. Bleyl joined our parent as Executive Vice President—Ethanol Marketing in October 2008. Mr. Bleyl served as Executive Vice President—Ethanol Marketing for VBV LLC from October 2007 to October 2008. From June 2003 until September 2007, he served as Chief Executive Officer of Renewable Products Marketing Group LLC, an ethanol marketing company, building it from a cooperative marketing group of five ethanol plants in one state to seventeen production facilities in seven states. Prior to that, Mr. Bleyl worked for over 20 years in various senior management and executive positions in the fuel industry. Mr. Bleyl has a Masters degree in Business Administration from the University of Oklahoma and a Bachelor of Science degree in Aerospace Engineering from the United States Military Academy.

Mark A. Hudak. Mark Hudak was appointed Executive Vice President—Human Resources of our general partner in March 2015. Mr. Hudak was named Executive Vice President—Human Resources of our parent in November 2013 after joining our parent in January 2013 as its Vice President—Human Resources. Mr. Hudak has extensive experience in human resource management, organizational development, employee relations, employee benefits and compensation management. He served as Senior Director, Global Human Resources for Bimbo Bakeries from November 2010 to January 2013. Prior to that, from September 2006 to November 2010, Mr. Hudak was Vice President, Global Human Resources / Compliance and Ethics Officer at United Malt

Holdings. He held several senior level positions at ConAgra Foods, Inc. from December 2000 to September 2006. Mr. Hudak has a Bachelor of Science degree in Business Administration from Bellevue University.

Paul E. Kolomaya. Paul Kolomaya was appointed Executive Vice President—Commodity Finance of our general partner in March 2015. Mr. Kolomaya was named Executive Vice President—Commodity Finance of our parent in February 2012 after joining our parent in August 2008 as its Vice President—Commodity Finance. Prior to joining our parent, Mr. Kolomaya was employed by ConAgra Foods, Inc. from March 1997 to August 2008 in a variety of senior finance and accounting capacities, both domestic and international. Prior to that, he was employed by Arthur Andersen & Co. in both the audit and business consulting practices. Mr. Kolomaya holds chartered accountant and certified public accountant certifications and has a Bachelor of Honors Commerce degree from the University of Manitoba.

Michelle S. Mapes. Michelle Mapes was appointed Executive Vice President—General Counsel and Corporate Secretary of our general partner in March 2015. Ms. Mapes has served as Executive Vice President—General Counsel and Corporate Secretary of our parent since November 2009 after joining our parent in September 2009 as its General Counsel. Prior to joining our parent, Ms. Mapes was a Partner at Husch Blackwell LLP, where for three years she focused her legal practice nearly exclusively in renewable energy. Prior to that, she was Chief Administrative Officer and General Counsel for HDM Corporation. Ms. Mapes served as Senior Vice President—Corporate Services and General Counsel to Farm Credit Services of America from April 2000 to June 2005. Ms. Mapes holds a Juris Doctorate, a Masters degree in Business Administration and a Bachelor of Science degree in Accounting and Finance, all from the University of Nebraska—Lincoln.

Michael C. Orgas. Mike Orgas was appointed as Executive Vice President—Commercial Operations in March 2015. Mr. Orgas joined our parent as Executive Vice President—Commercial Operations in November 2008. Mr. Orgas has extensive experience in supply chain management, logistics, risk management and strategic planning. From May 2004 to October 2008, he served as the Director of Raw Materials Strategic Sourcing and Risk Management for the Malt-O-Meal Company. From February 2003 to December 2003, Mr. Orgas was a Partner in the Agribusiness/Food Practice of McCarthy & Company, an advisory services firm. Prior to that, he served in various management capacities at ConAgra Foods, Inc. and at General Mills. Mr. Orgas has a Masters degree in Business Management from the University of Montana and a Bachelor of Science degree in Business Administration from the University of Minnesota.

Board Leadership Structure

The board of directors of our general partner has no policy with respect to the separation of the offices of chairman of the board of directors and chief executive officer. Instead, that relationship is defined and governed by the limited liability company agreement of our general partner, which permits the same person to hold both offices. Directors of the board of directors of our general partner are designated or elected by our parent. Accordingly, unlike holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business or governance, subject in all cases to any specific unitholder rights contained in our partnership agreement.

Board Role in Risk Oversight

Our corporate governance guidelines will provide that the board of directors of our general partner is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.

Compensation of Our Officers and Directors

We and our general partner were formed on March 2, 2015 and did not pay or accrue any obligations with respect to compensation for directors or officers for the 2014 fiscal year or for any prior period. In addition, we do not directly employ any of the persons responsible for managing our business. Instead, our general partner, under the direction of its board of directors, is responsible for managing our operations and for obtaining the services of the employees that operate our business.

The compensation payable to the officers of our general partner, who are employees of our parent or its affiliates, is paid by our parent or its affiliates. Upon the completion of this offering, we, our general partner and the operating subsidiaries will enter into an operational services and secondment agreement with our parent and Green Plains Trade pursuant to which, among other matters:

•	Our parent and its affiliates will make available to our general partner the services of the employees who will serve as the executive officers of our general partner; and

•

Our general partner will be obligated to reimburse our parent or its applicable affiliate for a specified portion of the costs that our parent or such affiliate incurs in providing compensation and benefits to such employees of our parent or such affiliate.

For 2014 and all prior periods, no amounts of compensation for our executive officers were separately allocated to our business. After completion of this offering, we expect that our executive officers will continue to perform services unrelated to our business for our parent and its affiliates and that our executive officers will not receive any separate amounts of compensation for their services to us or our general partner. For 2014, each of our executive officers devoted substantially less than a majority of his working time to matters relating to our ethanol and fuel storage assets, terminal and transportation assets. As a result, we do not believe the compensation that our executive officers receive in relation to the services they perform with respect to our ethanol storage assets, terminal and transportation assets would comprise a material amount of their total compensation.

Compensation of Our Directors

In connection with this offering, our general partner intends to adopt a director compensation policy pursuant to which directors who are not officers, employees or paid consultants or advisors of us or our general partner may receive a combination of cash and restricted common unit grants as compensation for attending meetings of the board of directors of our general partner and any committees thereof. Such directors will also receive reimbursement for out-of-pocket expenses associated with attending board or committee meetings and director and officer liability insurance coverage. Officers, employees or paid consultants or advisors of us or our general partner or its affiliates who also serve as directors will not receive additional compensation for their service as directors. All directors will be indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law.

SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our units that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5% or more of the units, by each director, director nominee and named executive officer of our general partner, and by all directors, director nominees and executive officers of our general partner as a group and assumes the underwriters’ option to purchase additional common units from us is not exercised. The percentage of units beneficially owned is based on a total of              common units and              subordinated units outstanding immediately following this offering.

Name of Beneficial Owner(1)	Common Units to be Beneficially Owned	Percentage of Common Units to be Beneficially Owned	Subordinated Units to be Beneficially Owned	Percentage of Subordinated units to be Beneficially Owned	Percentage of Total Common Units and Subordinated Units to be Beneficially Owned
		%		%	%
Green Plains Inc.(2)
Todd A. Becker
All Directors, Director Nominees and Executive Officers as a group ( persons)

(1)	Unless otherwise indicated, the address for all beneficial owners in this table is 450 Regency Parkway, Suite 400, Omaha, NE 68114.
(2)	Our parent is publicly traded and is managed by a nine-person board of directors consisting of Jim Anderson, Jim Barry, Todd A. Becker, James F. Crowley, S. Eugene Edwards, Gordon F. Glade, Wayne B. Hoovestol, Brian D. Peterson and Alain Treuer.

The following table sets forth the number of shares of Green Plains Inc. common stock beneficially owned as of             , by each director, director nominee and named executive officer of our general partner and by all directors, director nominees and executive officers of our general partner as a group.

Name of Beneficial Owner(1)	Common Stock Beneficially Owned	Percentage of Total Common Stock Beneficially Owned
%
Todd A. Becker
All Directors, Director Nominees and Executive Officers as a group ( persons)

(1)	Unless otherwise indicated, the address for all beneficial owners in this table is 450 Regency Parkway, Suite 400, Omaha, NE 68114.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, our parent will own              common units and              subordinated units, representing a     % limited partner interest in us. If the underwriters’ option to purchase additional common units is exercised in full, our parent will own              common units and              subordinated units, representing a     % limited partner interest in us. In addition, our general partner will own a 2% partner interest and all the incentive distribution rights in us.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation, and liquidation of Green Plains Partners LP. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation/Offering Stage

The consideration received by our general partner and its affiliates prior to or in connection with this offering for the contribution of the assets and liabilities to us

•     common units (or          common units if the underwriters exercise in full their option to purchase additional common units);

•     subordinated units;

•     general partner interest, representing a 2% general partner interest in us;

•     a distribution of approximately $             million from the net proceeds of this offering (or $             million if the underwriters exercise in full their option to purchase additional common units); and

•     the incentive distribution rights.

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions to the unitholders, pro rata, including our parent, as holder of an aggregate of common units and subordinated units. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by our general partner will entitle our general partner to increasing percentages of the distributions, up to 48% (in addition to distributions paid on its 2% general partner interest) of the distributions above the highest target distribution level.

Assuming we generate sufficient distributable cash flow to support the payment of the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $             million on the 2% general partner interest and $             million on their common units and

subordinated units (or $ million if the underwriters exercise in full their option to purchase additional common units from us).

Payments to our general partner and its affiliates	Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified in the operational services and secondment agreement, our general partner determines the amount of these expenses and such determinations must be made in good faith under the terms of our partnership agreement.

Under our operational services and secondment agreement, our general partner will reimburse our parent for the secondment to our general partner of certain employees who serve management, maintenance and operational functions in support of our operations and reimburse Green Plains for the provision of those services to us, including routine and emergency maintenance and repair services, operational activities and administrative services. The costs and expenses for which we will be required to reimburse our general partner and its affiliates will not be subject to any caps or other limits. Please read “—Agreements with our Affiliates in Connection with the Transactions—Operational Services and Secondment Agreement” below and “Management—Compensation of Our Officers and Directors.”

Under our omnibus agreement, we will reimburse our parent for all reasonable direct and indirect costs and expenses incurred by our parent and its affiliates in connection with the provision of for certain general and administrative services, such as treasury, accounting and legal services. These services will be consistent in nature and quality to the services of such type previously provided by our parent in connection with our assets. Please read “—Agreements with our Affiliates in Connection with the Transactions—Omnibus Agreement”

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, for an amount equal to the fair market value of such interests. Please read “Our Partnership Agreement—Withdrawal or Removal of Our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances. Please read “Our Partnership Agreement—Liquidation and Distribution of Proceeds.”

Agreements with Affiliates in Connection with the Transactions

We and other parties will enter into various agreements that will effect the transactions in connection with this offering. While not the result of arm’s-length negotiations, we believe the terms of all of our initial agreements with our parent and its affiliates will be, and specifically intend the rates to be, generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, will be paid for with the proceeds from this offering.

Contribution Agreement

At the closing of this offering, we will enter into a contribution, conveyance and assumption agreement with our parent and certain of its affiliates including BlendStar LLC, pursuant to which our parent will, among other things, contribute the ethanol storage facilities and the fuel terminal facilities and assign all rights and obligations under the railcar lease agreements to us.

Omnibus Agreement

Upon the closing of this offering, we will enter into an omnibus agreement with our parent and certain of its affiliates that will address the following matters:

•

our obligation to reimburse our parent for certain direct or allocated costs and expenses incurred by our parent in providing general and administrative services (which reimbursement is in addition to certain expenses of our general partner and its affiliates that are reimbursed under our partnership agreement);

•	our right of first offer to acquire certain assets;

•	a license to use the Green Plains trademark and name; and

•

an indemnity by our parent and certain of its subsidiaries for certain environmental and other liabilities and our obligation to indemnify our parent and its subsidiaries for events and conditions associated with the operation of our assets that occur after the closing of this offering and for environmental liabilities related to our assets to the extent our parent is not required to indemnify us.

If our parent or its affiliates cease to control our general partner, then either our parent or we may terminate the omnibus agreement; provided, however, that (i) the indemnification obligations of the parties will survive in accordance with their respective terms; and (ii) our parent’s obligation to reimburse us for certain operational failures will survive in accordance with its terms.

Reimbursement of Expenses. We will reimburse our parent for certain direct or allocated costs incurred by our parent in providing general and administrative services for our benefit, including: accounting services (including internal audit and public company reporting); information technology; legal services; corporate health, safety and environmental services; office services; human resources services; records management; risk and claims management; corporate travel services; tax services; and financial services (including treasury services). Any costs allocated to us will be based on our proportionate share of operating expenses, capital expenditures and employee compensation, including salaries, bonuses, benefits costs, office space and related support costs and equity compensation. This reimbursement will be in addition to our reimbursement of our general partner and its affiliates for certain costs and expenses incurred on our behalf for managing and controlling our business and operations as required by our partnership agreement and our reimbursement of our parent under our operational services and secondment agreement.

Right of First Offer. Under the omnibus agreement, until the earlier to occur of the fifth anniversary of the closing of this offering and the date that our parent no longer controls our general partner, if our parent decides to sell, transfer or otherwise dispose of any of the assets listed below, our parent will provide us with the opportunity to make the first offer on such assets:

•	ethanol storage or terminal assets that our parent may acquire or construct in the future;

•	fuel storage or terminal facilities that our parent currently owns or may acquire or construct in the future; and

•	ethanol and fuel transportation assets that our parent currently owns or may acquire in the future, if our parent decides to sell any such assets.

The consummation and timing of any acquisition by us of the assets covered by our right of first offer will depend upon, among other things, our parent’s decision to sell any of those assets and our ability to reach an agreement with our parent on price and other terms. We can provide no assurance whether, when or on what terms we will be able to successfully consummate any future acquisitions pursuant to our right of first offer, and our parent is under no obligation to accept any offer that we may choose to make. Please read “Risk Factors—Risks Related to Our Business and Industry—Our right of first offer to acquire any of our parent’s new ethanol storage assets, fuel terminal facilities or ethanol or transportation fuel assets is subject to risks and uncertainty, and ultimately we may not acquire any of those assets.”

Name and Trademark. Our parent will grant us a non-transferable, nonexclusive, royalty free right and license to use Green Plains’ trademarks and tradenames. This license will terminate upon the termination of the omnibus agreement.

Our parent will agree to use commercially reasonable efforts to cooperate with us in the defense and conservation of the names and trademarks which our parent will grant us a license to use under the omnibus agreement and agree to cooperate with us in maintaining the trademarks in due force and duly registered. Our parent will also agree to defend, indemnify, and hold us harmless from and against any losses suffered or incurred by us arising from (i) claims or causes of action brought by any third party alleging that our use of the names and trademarks which use is granted to us violates any law, statute or rule, or infringes, dilutes, misappropriates or otherwise violates the intellectual property rights of such third-party, and (ii) invalidity or unenforceability of any right with respect to the names and trademarks which use is granted to us.

Indemnification. Under the omnibus agreement, our parent will indemnify us for all known and certain unknown environmental liabilities that are associated with the ownership or operation of the assets contributed to us by our parent and due to occurrences on or before the closing of this offering. Indemnification for any unknown environmental liabilities will be limited to liabilities due to occurrences prior to the closing of this offering and will be subject to a deductible of $             per claim before we are entitled to indemnification. For purposes of calculating the deductible, a “claim” will include all liabilities that arise from a discrete act or event. There is a cap of $                 on the amount for which our parent will indemnify us under the omnibus agreement once we meet the deductible, if applicable. Our parent will also indemnify us for failure to obtain certain consents, licenses and permits necessary to conduct our business, including the cost of curing any such condition.

Our parent will also indemnify us for liabilities relating to:

•

the consummation of the transactions contemplated by the contribution agreement pursuant to which our parent contributed or assigned, as applicable, the ethanol storage facilities, fuel terminal facilities and transportation assets to us or events or conditions associated with the ownership or operation of the ethanol storage facilities, fuel terminal facilities and transportation assets occurring before the closing of this offering (other than environmental liabilities);

•

litigation matters attributable to the ownership or operation of the assets contributed to us by our parent prior to the closing of this offering, which will be subject to an aggregate deductible of $             before we are entitled to indemnification (other than currently pending legal actions, which are not subject to a deductible);

•

any failure to have at the closing of this offering any title, right of way, consent, license, permit, or approval necessary for us to own or operate our assets in substantially the same manner that the assets were owned or operated immediately prior to the closing of this offering and as described in this prospectus, subject to an aggregate deductible of $            ;

•	events and conditions associated with any assets retained by our parent; and

•

all tax liabilities attributable to the ownership or operation of the assets contributed to us by our parent arising prior to the closing of this offering or otherwise related to our parent’s contribution of those assets to us in connection with this offering that are asserted prior to the expiration of the applicable statute of limitations.

We have agreed to indemnify our parent for events and conditions associated with the ownership or operation of our assets that occur after the closing of this offering and for environmental liabilities related to our assets to the extent our parent is not required to indemnify us as described above. There is no limit on the amount for which we will indemnify our parent under the omnibus agreement.

Operational Services and Secondment Agreement

Our general partner will also enter into an operational services and secondment agreement with our parent setting forth the operational services arrangements described below. Our parent will second certain employees to our general partner to provide management, maintenance and operational functions with respect to our operations. During their period of secondment to our general partner, the seconded employees will be under the management and supervision of our general partner.

Our general partner will reimburse our parent for the cost of the seconded employees, including their wages and benefits. If a seconded employee does not devote 100% of his or her time to providing services to our general partner, our general partner will reimburse our parent for only a prorated portion of such employee’s overall wages and benefits, based on the percentage of the employee’s time spent working for our general partner. Our parent will bill our general partner monthly in arrears for services provided during the prior month, and payment shall be due within 10 days of our general partner’s receipt of the invoice.

The operational services and secondment agreement will have an initial term of 10 years and will automatically extend for successive renewal terms of one year each, unless terminated by either party upon at least 30 days’ prior written notice before the end of the initial term or any renewal term. In addition, our general partner may terminate the agreement or reduce the level of services under the agreement at any time upon 30 days’ prior written notice.

Indemnification. Under the operational services and secondment agreement, our parent will indemnify us from any claims, losses or liabilities incurred by us, including third-party claims, arising from their performance of the operational services secondment agreement; provided, however, our parent will not be obligated to indemnify us for any claims, losses or liabilities arising out of our gross negligence, willful misconduct or bad faith with respect to any services provided under the operational services and secondment agreement.

Commercial Agreements

We expect that a substantial portion of our revenues and cash flows will initially be derived from commercial agreements with Green Plains Trade. At the closing of this offering, we will (1) enter into (i) a ten-year fee-based storage and throughput agreement and (ii) a six-year fee-based transportation agreement, and (2) assume (i) our Birmingham terminaling agreement, and (ii) various other terminaling agreements for our other fuel terminal facilities, each with Green Plains Trade. Our storage and throughput agreement and certain of our terminaling agreements, including the Birmingham terminaling agreement, will be supported by minimum volume commitments, and our transportation agreement will be supported by minimum railcar take-or-pay usage commitments. Green Plains Trade is required to pay us fees for these minimum commitments regardless of the actual throughput or capacity it uses or the amount of product tendered to us for transport. For more information about our commercial agreements with Green Plains Trade, including Green Plains Trade’s ability to reduce or terminate its obligations in the event of a force majeure event that affects us, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Generate Revenue” and “Business—Commercial Agreements with Our Parent’s Affiliate.”

Procedures for Review, Approval and Ratification of Related Person Transactions

The board of directors of our general partner will adopt a related party transactions policy in connection with the closing of this offering that will provide that the board of directors of our general partner or its authorized committee will review on at least a quarterly basis all related person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that the board of directors of our general partner or its authorized committee considers ratification of a related person transaction and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

The related party transactions policy will provide that, in determining whether or not to recommend the initial approval or ratification of a related person transaction, the board of directors of our general partner or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (1) whether there is an appropriate business justification for the transaction; (2) the benefits that accrue to us as a result of the transaction; (3) the terms available to unrelated third parties entering into similar transactions; (4) the impact of the transaction on a director’s independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, shareholder, member or executive officer); (5) the availability of other sources for comparable products or services; (6) whether it is a single transaction or a series of ongoing, related transactions; and (7) whether entering into the transaction would be consistent with the code of business conduct and ethics.

The related party transactions policy described above will be adopted in connection with the closing of this offering, and as a result the transactions described above were not reviewed under such policy.

CONFLICTS OF INTEREST AND DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including our parent and Green Plains Trade, on the one hand, and us and our unaffiliated limited partners, on the other hand. Conflicts of interest may arise as a result of the duties of our general partner and its directors and officers to act for the benefit of its owners, which may conflict with our interest and the interests of our public unitholders. We are managed and operated by the board of directors and officers of our general partner, which is owned by our parent. All of our initial officers and a majority of our initial directors will also be officers or directors of our parent. Although our general partner has a contractual duty to manage us in a manner that it believes is in our best interest, the directors and officers of our general partner who are also directors and officers of our parent have a fiduciary duty to manage our parent in a manner that is beneficial to our parent and its shareholders. Our partnership agreement specifically defines the remedies available to unitholders for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to the limited partners and the partnership.

Whenever a conflict of interest arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. Our general partner may seek the approval of such resolution from the conflicts committee of the board of directors of our general partner (“special approval”) or from our unitholders (“unitholder approval”), but our general partner is not required to do so. There is no requirement under our partnership agreement that our general partner seek special approval or unitholder approval for the resolution of any conflict of interest, and, under our partnership agreement, our general partner may decide to seek such approval or resolve a conflict of interest in any other way permitted by our partnership agreement, in its sole discretion. The board of directors of our general partner will decide whether to refer a matter to the conflicts committee or to our unitholders on a case-by-case basis. In determining whether to refer a matter to the conflicts committee or to our unitholders for approval, the board of directors of our general partner will consider a variety of factors, including the nature of the conflict, the size and dollar amount involved, the identity of the parties involved and any other factors the board of directors deems relevant in determining whether it will seek special approval or unitholder approval. Whenever the board of directors of our general partner makes a determination to seek special approval, to seek unitholder approval or to adopt a resolution or course of action that has not received special approval or unitholder approval, then the general partner is acting in its individual capacity, which means that it may act free of any duty or obligation whatsoever to us or our unitholders and will not be required to act in good faith or pursuant to any other standard or duty imposed by our partnership agreement or under applicable law. For a more detailed discussion of the duties applicable to our general partner, as well as the implied contractual covenant of good faith and fair dealing, please read “—Duties of the General Partner” below.

Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by special approval, which our partnership agreement defines as approval by a majority of the members of the conflicts committee; or

•

approved by unitholder approval, which our partnership agreement defines as the vote of the holders of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates.

If our general partner seeks special approval or unitholder approval, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. If our general partner does not obtain special approval or unitholder approval, then our general partner, the board of directors of our general partner or any committee of the board of directors of our general partner, as applicable, will make such determination or take or decline to take any action in good faith, and none of our general partner, the board of directors of our general partner or any committee of the board of directors of our general partner (including the conflicts committee), as applicable, will be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard under our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity. Under our partnership agreement, it will be presumed that, in making its decision, our general partner, the board of directors of our general partner or any committee of the board of directors of our general partner (including the conflicts committee), as applicable, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of our general partner’s board of directors may consider any factors it determines in good faith to consider when resolving a conflict. An independent third party is not required to evaluate such resolution. A determination or the taking or declining to take an action will be conclusively deemed to be in “good faith” for purposes of our partnership agreement if the person or persons making such determination or taking or declining to take such action subjectively believes (i) that the determination or other action is in the best interests of the partnership, or (ii) in the case of any provision of the partnership agreement that provides an express standard or required determination, that such express standard or required determination has been met. In taking such action, such person may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. If that person has the required subjective belief, then the decision or action will be conclusively deemed to be in good faith for all purposes under our partnership agreement.

It is possible, but we believe it is unlikely, that our general partner would approve a matter that the conflicts committee has previously declined to approve or declined to recommend that the full board of directors approve. If the conflicts committee does not approve or does not recommend that the full board of directors approve a matter that has been presented to it, then, unless the board of directors of our general partner has delegated exclusive authority to the conflicts committee, the board of directors of our general partner may subsequently approve the matter. In such a case, although the matter will not have received “special approval” under our partnership agreement, the board of directors of our general partner could still determine to resolve the conflict of interest solely under the good faith standard. In making any such determination, the board of directors of our general partner may take into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us. Please read “Management—Management of Green Plains Partners LP—Conflicts Committee” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others.

Affiliates of our general partner, including our parent and Green Plains Trade, may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner (or as general partner of another company of which we are a partner or member) or those activities incidental to its ownership of interests in us. However, affiliates of our general partner, including our parent and Green Plains Trade, are not prohibited from engaging in other businesses or activities, including those that might compete with us.

Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including its executive officers and directors and our parent and Green Plains Trade. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Our parent and Green Plains Trade may compete with us for acquisition opportunities, may own an interest in entities that compete with us and will have no obligation to provide us with any acquisition opportunity.

Our general partner is allowed to take into account the interests of parties other than us, such as our parent, in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce and modify the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duty or obligation to us and our unitholders. When acting in its individual capacity, our general partner is entitled to consider only the interests and factors that it desires, and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner. Examples of decisions that our general partner may make in its individual capacity include the allocation of corporate opportunities among us and our affiliates, whether to exercise its limited call right and registration rights, how to exercise its voting rights with respect to the units it owns, whether or not to consent to any merger, consolidation or conversion of the partnership or amendment to our partnership agreement, whether to elect to reset target distribution levels, and whether to refer or not refer any potential conflict of interest to the conflicts committee for special approval or to seek or not to seek unitholder approval.

Our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, and limits our general partner’s liabilities and the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty under applicable Delaware law.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our limited partners for actions that might constitute breaches of fiduciary duty under applicable Delaware law. For example, our partnership agreement:

•

permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. When acting in its individual capacity, our general partner is entitled to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner;

•

provides that the general partner will have no liability to us or our limited partners for decisions made in its capacity as a general partner so long as such decisions are made in good faith reliance on the provisions of our partnership agreement;

•

generally provides that in a situation involving a transaction with an affiliate or other conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of another conflict of interest does not receive special approval or unitholder approval then our general partner will make such determination or take or decline to take any action in good faith, and neither our general partner nor the board of directors of our general partner will be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard under our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity. Under our partnership agreement, it will be presumed that in making its decision, our general partner (including the board of directors of our general partner) acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such decision, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

•

provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-

appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers or directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

By purchasing a common unit, a common unitholder will be deemed to have agreed to become bound by the provisions in our partnership agreement, including the provisions discussed above.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•

the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•

the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity;

•

the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense, the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entry into agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in good faith when making decisions on our behalf in its capacity as our general partner, and our partnership agreement further provides that in order for a determination to be made in good faith, our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. When our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners. Please read “Our Partnership Agreement—Voting Rights” for information regarding matters that require unitholder approval.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as the amount and timing of:

•	asset purchases and sales;

•	cash expenditures;

•	borrowings and repayments of indebtedness;

•	the issuance of additional partnership interests; and

•	the creation, reduction or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, initially equal to $         million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units, general partner interest and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates, including our parent, to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	accelerating the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow working capital funds, which would enable us to make such distribution on all outstanding units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, or our operating companies.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates, including our parent, for costs incurred in managing and operating us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith, and it will charge on a fully allocated cost basis for services provided to us. Our operational services and secondment agreement and omnibus agreement will also each address our payment of monthly amounts to, and our reimbursement of, our general partner and its affiliates for these costs and services. Please read “Certain Relationships and Related Party Transactions.”

Contracts between us, on the one hand, and our general partner and its affiliates, on the other hand, are not and will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Our general partner will determine, in good faith, the terms of any arrangements or transactions entered into after the closing of this offering. While neither our partnership agreement nor any of the other agreements, contracts, and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations, we believe the terms of all of our initial agreements with our general partner and its affiliates will be, and specifically intend the rates to be, generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering will not be required to be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee may make a determination on our behalf with respect to such arrangements.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our contractual and other obligations.

Our general partner intends to limit its liability under contractual arrangements and other obligations so that counterparties to such agreements have recourse only against our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units, as provided in our partnership agreement, or may assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of any duty or liability to us or our unitholders, in determining whether to exercise this right. As a result, a common unitholder may have to sell its common units at an undesirable time or price. Please read “Our Partnership Agreement—Limited Call Right.”

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other hand, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee of the board of directors of our general partner and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner may elect to cause us to issue common units and general partner interests to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of our conflicts committee or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive calendar quarters, to reset the initial target distribution levels at higher levels based on our cash distribution level at the time of the exercise of the reset election. Furthermore, our general partner has the right to transfer all or any portion of the incentive distribution rights at any time, and such transferee shall have the same rights as our general partner relative to resetting target distributions if our general partner concurs that the tests for resetting target distributions have been fulfilled. Following a reset election by our general partner, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per common unit for the two calendar quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner or a transferee could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when our general partner expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, our general partner may be experiencing, or may expect to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for the general partner to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued common units to our general partner in connection with resetting the target distribution levels related to our general partner’s incentive distribution rights. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner Interest and Incentive Distribution Rights.”

Duties of the General Partner

Duties owed to unitholders by our general partner are prescribed by law and in our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership, provided that partnership agreements may not eliminate the implied contractual covenant of good faith and fair dealing. This implied covenant is a judicial doctrine utilized by Delaware courts in connection with interpreting ambiguities in partnership agreements and other contracts and does not form the basis of any separate or independent fiduciary duty in addition to the express contractual duties set forth in our partnership agreement. Under the implied contractual covenant of good faith and fair dealing, a court will enforce the reasonable expectations of the partners where the language in our partnership agreement does not provide for a clear course of action.

As permitted by the Delaware Act, our partnership agreement contains various provisions eliminating and replacing the fiduciary duties that might otherwise be owed by our general partner with contractual standards governing the duties of our general partner and contractual methods of resolving conflicts of interest. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that might otherwise be prohibited by state-law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has duties to manage our general partner in a manner that is in the best interests of its owners in addition to the best interests of our partnership. Without these provisions, our general partner’s ability to make decisions involving conflicts of interest would be restricted. These provisions enable our general partner to take into consideration the interests of all parties involved in the proposed action. These provisions also strengthen the ability of our general partner to attract and retain experienced and capable directors. These provisions disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to such unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of partnership agreement provisions to the contrary, the contractual duties of our general partner contained in our partnership agreement that replace the fiduciary duties that would otherwise be imposed by Delaware laws on our general partner and the rights and remedies of our unitholders with respect to these contractual duties:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present unless such transactions were entirely fair to the partnership.

Partnership agreement modified standards

Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in good faith, meaning that it subjectively believed that the decision was in the best interests of our partnership, and our general partner will not be subject to any higher standard under our partnership agreement or applicable law. If our general partner has the required subjective belief, then the decision or action will be conclusively deemed to be in good faith for all purposes under our partnership agreement. In taking such action, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners. These contractual standards replace the obligations to which our general partner would otherwise be held. If our general partner seeks approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. If our general partner does not seek special approval from our conflicts committee or unitholder approval, then our general partner will make such determination or take or decline to take any action in good faith, and neither our general partner nor the board of directors of our general partner will be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard under our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity. Under our partnership agreement, it will be presumed that, in making its decision, our general partner (including the board of directors of our general partner) acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such approval, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties, if any, or of the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in actual fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable. Please read “Our Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of common units, along with the holders of subordinated units, are entitled to participate in partnership distributions and are entitled to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Our Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “Our Partnership Agreement.”

Transfer Agent and Registrar

Duties

             will serve as the registrar and transfer agent for our common units and subordinated units. We will pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

Unless our general partner determines otherwise in respect of some or all of any classes of our partnership interests, our partner interests will be evidenced by book entry notation on our partnership register and not by physical certificates.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or willful misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement;

•	represents and warrants that the transferee has the right, power, authority and capacity to enter into our partnership agreement; and

•

gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records from time to time as necessary to accurately reflect transfers but no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers of common units are subject to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or securities exchange regulations.

Exchange Listing

We have applied to list our common units on the NASDAQ Global Market under the symbol “GPP.”

OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement, which we will adopt in connection with the closing of this offering. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide investors and prospective investors with a copy of our partnership agreement, when available, upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	with regard to the duties of, and standard of care applicable to, our general partner, please read “Conflicts of Interest and Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

Our partnership was organized on March 2, 2015 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose, as set forth under our partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to engage, directly or indirectly, in any business activity that our general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than those related to the midstream energy business, our general partner has no current plans to do so and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of our partnership or our limited partners. In general, our general partner is authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Cash Distributions

Our partnership agreement specifies the manner in which we will pay cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its incentive distribution rights. For a description of these cash distribution provisions please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that require the approval of a “unit majority” require:

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during the subordination period, the approval of a majority of the outstanding common units, excluding those common units whose vote is controlled by our general partner or its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the outstanding common units.

In voting their common units and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to our parent or to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific prior approval of our general partner.

Issuance of additional partnership interests	No approval rights.

Amendment of our partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read “—Amendment of Our Partnership Agreement—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to , 2025, in a manner which would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to , 2025. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	No approval right. Please read “—Transfer of Incentive Distribution Rights.”

Reset of incentive distribution levels	No approval right.

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in Our General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right of, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not pay a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited is included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

At the closing of this offering, we will conduct business throughout the United States, except Hawaii and Alaska. Maintenance of our limited liability as a member of our operating companies may require compliance with legal requirements in the jurisdictions in which our operating companies conduct business, including qualifying our subsidiaries to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interests in our operating subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have rights to distributions or special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase from us common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The other holders of common units will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose or approve any amendment and may decline to do so free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would, among other actions:

•

enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon the completion of this offering, our general partner and its affiliates will own     % of our total outstanding common units and subordinated units on an aggregate basis (or     % of our total outstanding common units and subordinated units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units from us).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, each as amended, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

•

an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement or plan of conversion that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

•

mergers with, conveyances to or conversions into another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conveyance or conversion other than those it receives by way of the merger, conveyance or conversion; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect in any material respect the limited partners considered as a whole or any particular class of partnership interests as compared to other classes of partnership interests;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed or admitted to trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

For any amendment of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under Delaware law. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain such an opinion of counsel.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will require the approval of at least a majority of the type or class of partnership interests so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove our general partner or call a meeting of unitholders, must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced. Any amendment that would increase the percentage of units required to remove our general partner must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than 90% of outstanding units. Any amendment that would increase the percentage of units required to call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute at least a majority of the outstanding units.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell any or all of our assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger with another limited liability entity without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in an amendment to our partnership agreement requiring unitholder approval, each of our units will be an identical unit of our partnership following the transaction and the partnership interests to be issued by us in such merger do not exceed 20% of our outstanding partnership interests (other than incentive distribution rights) immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and our general partner determines that the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until dissolved and terminated under our partnership agreement. We will dissolve upon:

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal followed by approval and admission of a successor;

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	the entry of a decree of judicial dissolution of our partnership; or

•	there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Act.

Upon a dissolution under the first clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•

neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to             ,             , without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after             ,             , our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ written notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”

Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a separate class, and subordinated units, voting as a separate class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the closing of this offering, our general partner and its affiliates will own     % of our total outstanding common units and subordinated units on an aggregate basis (or     % of our total outstanding common units and subordinated units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units from us).

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where “Cause,” as such term is defined in our partnership agreement, does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end, and all outstanding subordinated units will immediately and automatically convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•

our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests as of the effective date of its removal.

In the event of removal of our general partner under circumstances where Cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase general partner interest and the incentive distribution rights of the departing general partner for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest and its incentive distribution rights will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest to (1) an affiliate of our general partner (other than an individual), or (2) another entity as part of the merger or consolidation of our general partner with or into such entity or the transfer by our general partner of all or substantially all of its assets to such entity, our general partner may not transfer all or any part of its general partner interest to another person prior to                     , 2025, without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates, including our parent, may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our General Partner

At any time, our parent and its affiliates may sell or transfer all or part of their membership interest in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

At any time, our general partner may sell or transfer its incentive distribution rights to an affiliate or third party without the approval of the unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Green Plains Holdings LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner. Please read “—Withdrawal or Removal of Our General Partner.”

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten, but not more than 60, days’ written notice.

The purchase price in the event of this purchase is the greater of:

•

the highest cash price paid by either our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date that is three business days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Common Units.”

Non-Taxpaying Holders; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us or any of our future subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners (or its owners, to the extent relevant), has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of such person’s federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner (or its owners, to the extent relevant), then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of our unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units that would be necessary to authorize or take that action at a meeting where all limited partners were present and voted. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. Our general partner may postpone any meeting of unitholders one or more times for any reason by giving notice to the unitholders entitled to vote at such meeting. Our general partner may also adjourn any meeting of unitholders one or more times for any reason, including the absence of a quorum, without a vote of the unitholders.

Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, a direct transferee of our general partner and its affiliates or a transferee of such direct transferee who is notified by our general partner that it will not lose its voting rights, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class. Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•

any person who is or was a director, officer, managing member, manager, general partner, fiduciary or trustee of us or our subsidiaries, an affiliate of us or our subsidiaries or any entity set forth in the preceding three bullet points;

•

any person who is or was serving as director, officer, managing member, manager, general partner, fiduciary or trustee of another person owing a fiduciary duty to us or any of our subsidiaries at the request of our general partner or any departing general partner or any of their affiliates, excluding any such person providing, on a fee-for-service basis, trustee, fiduciary of custodial services; and

•

any person designated by our general partner because such person’s status, service or relationship expose such person to potential claims or suits relating to our or our subsidiaries’ business and affairs.

Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against such liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us. The expenses for which we are required to reimburse our general partner are not subject to any caps or other limits. Please read “Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Operational Services and Secondment Agreement” and “Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Omnibus Agreement.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both financial reporting and tax purposes on an accrual basis. For fiscal and tax reporting purposes, our fiscal year is the calendar year.

We will mail or make available to record holders of common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also mail or make available summary financial information within 50 days after the close of each quarter.

We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on the cooperation of our unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining its federal and state tax liability and filing its federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to its interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at its own expense, have furnished to such limited partner:

•	a current list of the name and last known address of each record holder;

•	copies of our partnership agreement and our certificate of limited partnership and all amendments thereto; and

•	certain information regarding the status of our business and financial condition.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the right to information that a limited partner would otherwise have under Delaware law.

Under our partnership agreement, however, each of our limited partners and other persons who acquire interests in our partnership interests do not have rights to receive information from us or any of the persons we indemnify as described above under “—Indemnification” for the purpose of determining whether to pursue litigation or assist in pending litigation against us or those indemnified persons relating to our affairs, except pursuant to the applicable rules of discovery relating to the litigation commenced by the person seeking information.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership interests proposed to be sold by our general partner or any of its affiliates, other than individuals, or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale—Our Partnership Agreement and Registration Rights.”

Applicable Law; Exclusive Forum

Our partnership agreement is governed by Delaware law.

Our partnership agreement will require that any claims, suits, actions or proceedings (1) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among our partners, or obligations or liabilities of our partners to us, or the rights or powers of, or restrictions on, our partners or us), (2) brought in a derivative manner on our behalf, (3) asserting a claim of breach of a duty owed by any of our, or our general partner’s, directors, officers, or other employees, or owed by our general partner, to us or our partners, (4) asserting a claim against us arising pursuant to any provision of the Delaware Act or (5) asserting a claim against us governed by the internal affairs doctrine, in each case, shall be exclusively brought in the Court of Chancery of the State or Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud, or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. Additionally, any person who brings any of the aforementioned claims, suits, actions or proceedings irrevocably waives a right to trial by jury. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other Delaware court) in connection with any such claims, suits, actions or proceedings.

Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our partnership agreement to be inapplicable or unenforceable in such action.

Reimbursement of Partnership Litigation Costs

Our partnership agreement provides that if a limited partner or any person holding a beneficial interest in us files a claim, suit, action or proceeding against us and does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought in any such claim, suit, action or proceeding, then such partner or person will be obligated to reimburse us and our affiliates for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys’ fees and other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding. By purchasing a common unit, a limited partner is irrevocably consenting to these reimbursement obligations as set forth in the partnership agreement. These provisions may have the effect of discouraging lawsuits against us and our general partner’s directors and officers that might otherwise benefit us and our unitholders.

The reimbursement provision in our partnership agreement is not limited to specific types of unitholder action but is rather potentially applicable to the fullest extent permitted by law. Such reimbursement provisions are relatively new and untested. The case law and potential legislative action on these types of reimbursement provisions are evolving and there exists considerable uncertainty regarding the validity of, and potential judicial and legislative responses to, such provisions. For example, it is unclear whether our ability to invoke such reimbursement in connection with unitholder actions under the federal securities laws, including unitholder actions related to this offering, would be pre-empted by federal law. Similarly, it is unclear how courts might apply the standard that a claiming party must obtain a judgment that substantially achieves, in substance and amount, the full remedy sought. The application of our reimbursement provision in connection with such unitholder actions, if any, will depend in part on future developments of the law. This uncertainty may have the effect of discouraging lawsuits against us and our general partner’s directors and officers that might otherwise benefit us and our unitholders. In addition, given the unsettled state of the law related to reimbursement provisions, such as ours, we may incur significant additional costs associated with resolving disputes with respect to such provision, which could adversely affect our business and financial condition.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus and assuming that the underwriters do not exercise their option to purchase additional common units, our general partner and its affiliates will hold an aggregate of             common units and             subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. All of the common units and subordinated units held by our general partner and its affiliates are subject to lock-up restrictions described below. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. None of the directors, director nominees and executive officers of our general partner own any common units prior to this offering; however, they may purchase common units. Additionally, any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the common units outstanding, which will equal approximately units immediately after this offering; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

At the closing of this offering, common units owned by our general partner and its affiliates will be restricted and may not be resold publicly except in compliance with the registration requirements of the Securities Act, Rule 144 or otherwise.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “Our Partnership Agreement—Issuance of Additional Securities.”

Under our partnership agreement, our general partner and its affiliates, other than individuals, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units or other limited partner interests to require registration of any of these common units or other limited partner interests and to include any of these common units in a registration by us of other common units, including common units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years after it ceases to be our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Our general partner and its affiliates also may sell their common units or other limited partner interests in private transactions at any time, subject to compliance with applicable laws. Our partnership agreement does not contain any prescribed cash penalties or additional penalties that would result from delays in registering the common units or other limited partner interests pursuant to the registration rights granted to our general partner and its affiliates.

Lock-up Agreements

Our general partner’s executive officers and directors, our general partner and our parent have agreed that for a period of 180 days from the date of this prospectus they will not, without the prior written consent of Barclays Capital Inc., dispose of any common units or any securities convertible into or exchangeable for our common units, subject to certain exceptions. Please read “Underwriting—Lock-Up Agreements” for a description of these lock-up provisions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material U.S. federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the U.S. and, unless otherwise noted in the following discussion, is the opinion of Andrews Kurth LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Green Plains Partners LP and our operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the U.S. and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the United States), individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and persons deemed to sell their units under the constructive sale provisions of the Internal Revenue Code. In addition, the discussion only comments to a limited extent on state, local and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult his own tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of common units and potential changes in applicable tax laws.

No ruling has been requested from the IRS regarding our characterization as a partnership for tax purposes. Instead, we will rely on opinions of Andrews Kurth LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Andrews Kurth LLP and are based on the accuracy of the representations made by us.

For the reasons described below, Andrews Kurth LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”) and (iii) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest. Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, processing, storage and marketing of crude oil, natural gas and products thereof. Qualifying income also includes the transportation or storage of ethanol and certain specific alternative fuels. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than     % of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Andrews Kurth LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

The IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Andrews Kurth LLP on such matters. It is the opinion of Andrews Kurth LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below that:

•	We will be classified as a partnership for federal income tax purposes; and

•	Each of our operating subsidiaries will be treated as a partnership or will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Andrews Kurth LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Andrews Kurth LLP has relied include:

•	Neither we nor any of the operating subsidiaries has elected or will elect to be treated as a corporation; and

•

For each taxable year, more than 90% of our gross income has been and will be income of the type that Andrews Kurth LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Andrews Kurth LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders of Green Plains Partners LP will be treated as partners of Green Plains Partners LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Green Plains Partners LP for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gains, losses or deductions would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to the tax consequences to them of holding common units in Green Plains Partners LP. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Green Plains Partners LP for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections” we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and/or substantially appreciated “inventory items,” each as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2017, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be     % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. Our estimate is based upon many assumptions regarding our business operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct.

The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units

A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner to the extent of the general partner’s “net value” as defined in Treasury Regulations under Section 752 of the Internal Revenue Code, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely held C corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly-traded partnerships, or the unitholder’s salary, active business or other income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly-traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of the intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts, as adjusted to take into account the unitholders’ share of nonrecourse debt, and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for (i) any difference between the tax basis and fair market value of our assets at the time of this offering and (ii) any difference between the tax basis and fair market value of any property contributed to us by the general partner and its affiliates (or by a third party) that exists at the time of such contribution, together referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as “Section 704(c) Allocations,” to a unitholder purchasing common units from us in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to the general partner and all of our unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Andrews Kurth LLP is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	while not entirely free from doubt, all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Andrews Kurth LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20%. Such rates are subject to change by new legislation at any time.

In addition, a 3.8% Medicare tax is imposed on certain net investment income earned by individuals, estates and trusts. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income and (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income and (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read “—Disposition of Common Units—Constructive Termination.” The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

We will adopt the remedial allocation method as to all our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Internal Revenue Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Uniformity of Units.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly-traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss.” Andrews Kurth LLP is unable to opine as to whether our method for taking into account Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Internal Revenue Code or if we use an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by our general partner and its affiliates, and (ii) any other offering will be borne by our general partner and all of our unitholders as of that time. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “—Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations. Both ordinary income and capital gain recognized on a sale of units may be subject to the NIIT in certain circumstances. Please read “—Tax Consequences of Unit Ownership—Tax Rates.”

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly-traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. The U.S. Department of the Treasury and the IRS have issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly-traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly-traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Andrews Kurth LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations. A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter through the month of disposition but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Following the completion of this offering, our parent and our general partner will collectively own an aggregate     % interest in our capital and profits. Therefore, a transfer by our parent and our general partner of all or a portion of their interests in us could result in a termination of us as a partnership for federal income tax purposes. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has announced a publicly-traded partnership technical termination relief program whereby, if a publicly-traded partnership that technically terminated requests publicly-traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets.

Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under “—Tax Consequences of Unit Ownership—Section 754 Election,” Andrews Kurth LLP has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the U.S. because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly-traded partnerships, our quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN, W-8BEN-E or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. More than 50% of our assets may consist of U.S. real property interests. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Andrews Kurth LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a U.S. person;

•	a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•

specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Administrative Matters—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Administrative Matters—Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Recent Legislative Developments

The present federal income tax treatment of publicly-traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress and the U.S. President propose and consider substantive changes to the existing federal income tax laws that affect publicly-traded partnerships, including the elimination of partnership tax treatment for publicly-traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for federal income tax purposes. Please read “—Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, unitholders may be subject to other taxes, including state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future or in which the unitholder is a resident. We currently own property or do business in a substantial number of states, virtually all of which impose a personal income tax and many impose an income tax on corporations and other entities. We may also own property or do business in other states in the future. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us.

Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of the jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.”

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of its investment in us. We urge each prospective unitholder to consult, and depend on, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of it. Andrews Kurth LLP has not rendered an opinion on the state, local, alternative minimum tax or non-U.S. tax consequences of an investment in us.

INVESTMENT IN GREEN PLAINS PARTNERS LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA, collectively, “Similar Laws.” For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs or annuities established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements, collectively, “Employee Benefit Plans.” Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•

whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material U.S. Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors”; and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an Employee Benefit Plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit Employee Benefit Plans from engaging, either directly or indirectly, in specified transactions involving “plan assets” with parties that, with respect to the Employee Benefit Plan, are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the Employee Benefit Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such Employee Benefit Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.

The U.S. Department of Labor regulations and Section 3(42) of ERISA provide guidance with respect to whether, in certain circumstances, the assets of an entity in which Employee Benefit Plans acquire equity interests would be deemed “plan assets.” Under these rules, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a)	the equity interests acquired by the Employee Benefit Plan are publicly-offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

(b)	the entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c)	there is no significant investment by “benefit plan investors,” which is defined to mean that less than 25% of the value of each class of equity interest, disregarding any such interests held by our general partner, its affiliates and certain other persons, is held generally by Employee Benefit Plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above. The foregoing discussion of issues arising for employee benefit plan investments under ERISA and the Internal Revenue Code is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

UNDERWRITING

Barclays Capital Inc. is acting as the representative of the underwriters and the sole book-running manager of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has agreed, severally and not jointly, to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Barclays Capital Inc.

Total

The underwriting agreement provides that the underwriters’ obligation to purchase the common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	the absence of any material adverse change in our business or the financial markets; and

•	our delivery of customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per Common Unit	$	$
Total	$	$

We will pay a structuring fee equal to     % of the gross proceeds from this offering (including any proceeds from the exercise of the option to purchase additional common units) to Barclays Capital Inc. for the evaluation, analysis and structuring of our partnership.

Barclays Capital Inc. has advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per common unit. After the offering, the representative may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $         (excluding underwriting discounts and commissions and the structuring fee).

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of             common units from us at the public

offering price less underwriting discounts and commissions. This option may be exercised to the extent the underwriters sell more than                  common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, Green Plains Inc., our general partner, and the directors, director nominees and executive officers of our general partner have agreed that, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly, without the prior written consent of Barclays Capital Inc., (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units, or sell or grant options, rights or warrants with respect to any common units or securities convertible into or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of common units, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common units or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing.

Barclays Capital Inc., in its sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common units and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or director of our general partner, Barclays Capital Inc. will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of common units that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price will be negotiated between the representative and us. In determining the initial public offering price of our common units, the representative will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the abilities of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly-traded common units of generally comparable companies.

Indemnification

We and certain of our affiliates have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates a syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriters or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing on the NASDAQ

We have applied to list our common units on the NASDAQ Global Market under the symbol “GPP.”

Discretionary Sales

The underwriters have informed us that they do not expect to sell more than 5% of the common units in the aggregate to accounts over which they exercise discretionary authority.

Stamp Taxes

If you purchase common units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, the underwriters or their affiliates may hedge their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common units offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the common units offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Direct Participation Program Requirements

Because the Financial Industry Regulatory Authority, Inc., or FINRA, views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with FINRA Rule 2310. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the common units or possession or distribution of this prospectus or any other offering or publicity material relating to the common units in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any common units or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of common units by it will be made on the same terms. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus.

VALIDITY OF THE COMMON UNITS

The validity of our common units will be passed upon for us by Andrews Kurth LLP, Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of BlendStar LLC and subsidiaries as of December 31, 2014 and 2013, and for each of the two years in the period ended December 31, 2014, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The balance sheet of Green Plains Partners LP as of March 3, 2015, has been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

Upon completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website is located at www.greenplainspartners.com and we make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements and furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus, including the following, could cause our actual results to differ materially from those contained in any forward-looking statement:

•	changes in general economic, market or business conditions;

•	foreign imports of ethanol;

•	increased or decreased levels of ethanol production;

•	compliance with changing government usage mandates and government regulations affecting the ethanol industry;

•	the price, availability and acceptance of alternative fuels and alternative-fuel vehicles and laws mandating such fuels or vehicles;

•	fluctuations in demand for ethanol and transportation fuel, including seasonal fluctuations;

•	actions taken by our domestic competitors and the increase of foreign competition;

•	changes in operational costs for our facilities and railcars;

•	failure to realize the benefits projected for capital projects, or cost overruns associated with such projects;

•	the ability to successfully implement growth strategies, whether through organic growth or acquisitions;

•	accidents or other unscheduled shutdowns affecting our assets, or those of our suppliers or customers;

•	federal support for replacements to corn-derived ethanol;

•	the supply of corn and other feedstocks and the demand for ethanol;

•	unusual or severe weather conditions and natural disasters;

•	mechanical breakdown of equipment or infrastructure;

•	acts of war, terrorism or civil unrest that could impair our ability to store, blend or transport ethanol and other fuels;

•	legislative or regulatory action, which may adversely affect our business or operations;

•	rulings, judgments or settlements in litigation or other legal, tax or regulatory matters, including unexpected environmental remediation costs, in excess of any reserves or insurance coverage;

•	labor and material shortages;

•	the ability and willingness of parties with whom we have material relationships, including Green Plains Trade, to perform their obligations to us; and

•	changes in the availability of unsecured credit and changes affecting the credit markets generally.

Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to publicly update the forward-looking statements included in this prospectus, unless we are required by applicable securities laws to do so.

GREEN PLAINS PARTNERS LP

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Introduction

Set forth below are the unaudited pro forma consolidated financial statements of Green Plains Partners LP (the “Partnership” or “Green Plains Partners”) as of December 31, 2014. References to “we,” “us” and “our” mean the Partnership and its consolidated subsidiaries, including BlendStar LLC, unless the context otherwise requires. References to “Green Plains” or “our parent” mean Green Plains Inc. and its consolidated subsidiaries other than us and our consolidated subsidiaries and our general partner. Green Plains is the sole member of Green Plains Holdings LLC, a Delaware limited liability company (“our general partner”). Our parent, together with its subsidiaries other than us, owns and operates twelve ethanol production plants and related facilities in the midwestern United States.

Effective                     , 2015, we will own certain ethanol and fuel storage tanks, terminals, transportation assets and other related assets and businesses currently owned by our parent (the “Contributed Assets”). The Contributed Assets will be recorded at historical cost as it is considered to be a reorganization of entities under common control. The unaudited pro forma consolidated financial statements give pro forma effect to the matters set forth in the notes to these unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements have been prepared on the basis that the Partnership will be treated as a partnership for U.S. federal income tax purposes. The unaudited pro forma consolidated financial statements should be read in conjunction with the accompanying notes.

The unaudited pro forma consolidated financial statements are based on the historical consolidated financial statements of BlendStar LLC (the “Predecessor”) and by carving out the assets to be contributed to the Partnership by our parent from our parent’s historical consolidated financial statements. The adjustments are based upon currently-available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements do not give effect to (i) an estimated $2.0 million of annual incremental general and administrative expenses that we expect to incur as a result of being a separate publicly-traded partnership or (ii) $0.4 million of incremental allocated general and administrative expenses and $2.9 million of incremental allocated operations and maintenance expenses that we expect to incur under the omnibus agreement and the operational services and secondment agreement, respectively, that we will enter into with our parent at the closing of this offering.

GREEN PLAINS PARTNERS LP

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2014

(in thousands)

	Predecessor Historical	Contribution of Assets by Green Plains Inc.(a)	Pro Forma Adjustments				Partnership Pro Forma
ASSETS
Current assets
Cash and cash equivalents	$5,705	$—	$		(b	)	$
					(c	)
					(d	)
					(e	)
Accounts receivable, net	484	—		—				484
Accounts receivable from affiliates	271	1,174		—				1,445
Prepaid expenses and other	454	1,974		—				2,428
Deferred income taxes	87	—		(87)	(g	)		—

Total current assets	7,001	3,148
Property and equipment, net	18,568	21,375		—				39,943
Goodwill	10,598	—		—				10,598
Note receivable	8,100	—		—				8,100
Deferred financing costs and other assets	271	2,049			(d	)
Deferred income taxes	1,442	—		(1,442)	(g	)		—

Total assets	$45,980	$26,572	$				$

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable	$293	$—		$—				$293
Accounts payable to affiliates	872	—		—				872
Accrued and other liabilities	350	232		—				582

Total current liabilities	1,515	232		—				1,747
Long-term debt	8,100	—		—				8,100
Deferred lease liability	329	—		—				329
Asset retirement obligations	343	1,174		—				1,517
Other liabilities	—	559		—				559

Total liabilities	10,287	1,965						12,252
Members’ equity
Noncontrolling interests	269	(269)		—				—
Parent company net investment	35,424	24,876			(e	)		—
					(f	)
Held by public
Common units	—	—			(b	)
					(c	)
Held by parent
Common units	—	—			(f	)
Subordinated units	—	—			(f	)
General partner interest	—	—			(f	)

Total members’ equity	35,693	24,607

Total liabilities and members’ equity	$45,980	$26,572	$				$

See accompanying notes to unaudited pro forma consolidated financial statements.

GREEN PLAINS PARTNERS LP

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

(in thousands)

	Predecessor Historical	Contribution of Assets by Green Plains Inc.(a)	Pro Forma Adjustments		Partnership Pro Forma
Revenues
Affiliate revenues	$4,359	$73,118	$—		$77,477
Non-affiliate revenues	8,484	—	—		8,484

Total revenues	12,843	73,118	—		85,961

Operating expenses
Operations and maintenance	5,216	20,021	—		25,237
General and administrative	1,403	—	—		1,403
Depreciation and amortization	2,568	3,028	—		5,596

Total operating expenses	9,187	23,049	—		32,236

Operating income	3,656	50,069	—		53,725

Other income (expense)
Interest income	75	—	—		75
Interest expense	(138)	(710)	—		(848)

Total other income (expense)	(63)	(710)	—		(773)

Income before income taxes	3,593	49,359	—		52,952
Income tax expense	1,339	—	(1,339	)(g)	—

Net income	2,254	49,359	1,339		52,952
Net income attributable to noncontrolling interests	121	(121)	—		—

Net income attributable to the Partnership	$2,133	$49,480	$1,339		$52,952

Net income per limited partner unit (basic and diluted):
Common units
Subordinated units
Weighted average number of limited partner units outstanding (basic and diluted):
Common units				(h)
Subordinated units				(h)

See accompanying notes to unaudited pro forma consolidated financial statements.

GREEN PLAINS PARTNERS LP

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation, the Offering and Other Transactions

The historical basis of the assets and liabilities to be contributed to the Partnership has been derived from the consolidated balance sheet of our Predecessor. The pro forma adjustments to prepare our unaudited pro forma consolidated financial statements have been prepared as if the transactions to be effected at the closing of this offering had taken place as of December 31, 2014, in the case of the unaudited pro forma consolidated balance sheet, and as of January 1, 2014, in the case of the unaudited pro forma consolidated statements of operations for the year ended December 31, 2014. The pro forma financial statements may not be indicative of the results that actually would have occurred if the Partnership had assumed the operations of our Predecessor on the dates indicated, or the results that will be obtained in the future.

The unaudited pro forma consolidated financial statements gives pro forma effect to:

•	our parent’s contribution of our Predecessor and our other initial assets and operations;

•	our issuance of common units and subordinated units to our parent;

•	our issuance of common units to the public in this offering, and the application of the net proceeds as described in “Use of Proceeds”;

•	our entry into a new $ million revolving credit facility;

•	our entry into a storage and throughput agreement and a transportation agreement with Green Plains Trade and assumption of our terminaling agreements and our leases for our railcars; and

•	our entry into an omnibus agreement and an operational services and secondment agreement with our parent.

The pro forma adjustments included herein assume no exercise of the underwriters’ option to purchase additional common units. The proceeds from any exercise of the underwriters’ option to purchase additional common units will be used to redeem from our parent a number of common units issued upon exercise of the option at a price per common unit equal to the net proceeds per common unit in the offering before expenses but after deducting underwriting discounts.

Note 2. Pro Forma Adjustments and Assumptions

(a)	Reflects the contribution of our parent’s remaining interests in our Predecessor and certain ethanol and fuel storage tanks, transportation assets and other related assets and businesses.

(b)	Reflects the assumed gross offering proceeds to the Partnership of $ million from the issuance and sale of common units at the initial public offering price of $ per common unit.

(c)	Reflects the payment of estimated underwriter discounts totaling $ and $ for estimated expenses associated with the offering relating to legal and consulting services, audit expenses, printing charges, filing fees and other costs. These fees and expenses will be allocated to the public common units.

(d)	Reflects payment of $ million in deferred financing fees related to the new revolving credit facility.

(e)	Reflects the distribution to our parent of $ million in proceeds from the public offering of common units.

(f)	Represents the conversion of our parent’s net investment (after distribution to our parent from offering proceeds) to the:

(i)	common units held by parent;

(ii)	subordinated units held by parent; and

(iii)	two percent general partner interest (including incentive distribution rights) held by parent.

The parent company net investment is computed as follows:

Initial equity of our Predecessor		$35,424
Noncontrolling interest in our Predecessor		269
Net assets contributed by our Parent		24,607
Distribution to our parent from offering proceeds

Parent company net investment	$

(g)	Reflects the elimination of the impact of federal and state taxes as the Partnership is a non-taxable entity.

(h)	Includes common units held by public shareholders and common units held by our parent. Subordinated units are all held by our parent.

Report of Independent Registered Public Accounting Firm

The Board of Directors of Green Plains Inc.,

as sole Member of BlendStar LLC:

We have audited the accompanying consolidated balance sheets of BlendStar LLC and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, members’ equity, and cash flows for each of the years in the two-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BlendStar LLC and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Omaha, Nebraska

March 5, 2015

BLENDSTAR LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,
	2014	2013
ASSETS
Current assets
Cash and cash equivalents	$5,705	$1,704
Accounts receivable, net of allowances of $6 and $106, respectively	484	843
Accounts receivable from affiliates	271	261
Prepaid expenses and other	454	504
Deferred income taxes	87	119

Total current assets	7,001	3,431

Property and equipment, net	18,568	20,691
Goodwill	10,598	10,598
Note receivable	8,100	8,100
Other assets	271	323
Deferred income taxes	1,442	1,207

Total assets	$45,980	$44,350

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable	$293	$489
Accounts payable to affiliates	872	1,523
Accrued and other liabilities	350	483

Total current liabilities	1,515	2,495

Long-term debt	8,100	8,100
Deferred lease liability	329	263
Asset retirement obligations	343	317

Total liabilities	10,287	11,175

Member’s equity	35,424	33,027
Noncontrolling interests	269	148

Total members’ equity	35,693	33,175

Total liabilities and members’ equity	$45,980	$44,350

See accompanying notes to the consolidated financial statements.

BLENDSTAR LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Year Ended December 31,
	2014	2013
Revenues
Throughput charges	$8,484	$7,179
Throughput charges—affiliate	3,644	3,853
Freight charges—affiliate	715	—

Total revenues	12,843	11,032

Operating expenses
Operations and maintenance	5,216	4,738
General and administrative	1,403	1,296
Depreciation	2,568	2,731

Total operating expenses	9,187	8,765

Operating income	3,656	2,267

Other income (expense)
Interest income	75	50
Interest expense	(138)	(768)

Total other income (expense)	(63)	(718)

Income before income taxes	3,593	1,549
Income tax expense	1,339	587

Net income	2,254	962
Net income attributable to noncontrolling interests	121	48

Net income attributable to BlendStar LLC	$2,133	$914

See accompanying notes to the consolidated financial statements.

BLENDSTAR LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(in thousands)

	Member’s Equity	Noncontrolling Interests	Total Members’ Equity
Balance, December 31, 2012	$18,249	$—	$18,249
Investment in subsidiary by affiliate	—	100	100
Member’s contribution, net	13,864	—	13,864
Net income	914	48	962

Balance, December 31, 2013	33,027	148	33,175
Member’s contribution, net	264	—	264
Net income	2,133	121	2,254

Balance, December 31, 2014	$35,424	$269	$35,693

See accompanying notes to the consolidated financial statements.

BLENDSTAR LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2014	2013
Cash flows from operating activities:
Net income	$2,254	$962
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation	2,568	2,731
Amortization of debt issuance costs	52	23
Deferred income taxes	(203)	(223)
Other	(20)	35
Changes in operating assets and liabilities:
Accounts receivable	458	(109)
Accounts receivable from affiliates	20	190
Prepaid expenses and other assets	43	146
Accounts payable and accrued liabilities	(329)	(1,574)
Accounts payable to affiliates	(651)	163
Other	92	130

Net cash provided by operating activities	4,284	2,474

Cash flows from investing activities:
Purchases of property and equipment	(547)	(1,122)
Proceeds on disposal of assets, net	—	40
Receipt of grant	—	1,900

Net cash provided (used) by investing activities	(547)	818

Cash flows from financing activities:
Proceeds from the issuance of long-term debt	—	8,100
Payments of principal on long-term debt	—	(212)
Payments of principal on note payable, affiliate	—	(1,466)
Note receivable	—	(8,100)
Member contributions	264	74
Payments of loan fees	—	(337)

Net cash provided (used) by financing activities	264	(1,941)

Net change in cash and cash equivalents	4,001	1,351
Cash and cash equivalents, beginning of period	1,704	353

Cash and cash equivalents, end of period	$5,705	$1,704

Supplemental disclosures of cash flow:
Cash paid for income taxes	$1,387	$—

Cash paid for interest	$100	$737

Note payable with affiliate converted to equity	$—	$13,890

See accompanying notes to the consolidated financial statements.

BLENDSTAR LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation and Description of Business

References to the Company

References to “BlendStar” or the “Company” in the consolidated financial statements and in these notes to the consolidated financial statements refer to BlendStar LLC, a Texas limited liability company, and its subsidiaries. References to “Green Plains” in the consolidated financial statements and in these notes to the consolidated financial statements refer to Green Plains Inc., the parent company of BlendStar.

Consolidated Financial Statements

The consolidated financial statements include the accounts of the Company and its controlled subsidiaries. All significant intercompany balances and transactions have been eliminated on a consolidated basis for reporting purposes.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and other assumptions that it believes are proper and reasonable under the circumstances. The Company regularly evaluates the appropriateness of estimates and assumptions used in the preparation of its consolidated financial statements. Actual results could differ from those estimates. Key accounting policies, including but not limited to those relating to revenue recognition, depreciation of property and equipment, impairment of long-lived assets and goodwill, and accounting for income taxes, are impacted significantly by judgments, assumptions and estimates used in the preparation of the consolidated financial statements.

Description of Business

BlendStar LLC is a limited liability company wholly owned by Green Plains. The Company owns and operates fuel holding tanks and terminals, and provides terminal services and logistics solutions to markets that currently do not have efficient access to renewable fuels. The Company operates fuel terminals at one owned and seven leased locations on approximately 28 acres in seven south central U.S. states with a combined total storage capacity of approximately 7.4 million gallons, or mmg, and throughput capacity of approximately 822 million gallons per year, or mmgy. The fuel terminal facilities are summarized below:

Facility Location	Storage Capacity (thousands of gallons)	Throughput Capacity (mmgy)
Birmingham, Alabama—Unit Train Terminal	6,542	300
Birmingham, Alabama—Other	120	72
Bossier City, Louisiana	180	60
Collins, Mississippi	180	180
Little Rock, Arkansas	30	36
Louisville, Kentucky	60	30
Nashville, Tennessee	160	60
Oklahoma City, Oklahoma	150	84

In addition, through its wholly-owned subsidiary, Green Plains Trucking LLC, the Company provides fuel transportation services. During its initial year of operations, Green Plains Trucking LLC transported 38.0 mmg of ethanol in 2014.

2.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers short-term highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include bank deposits.

Revenue Recognition

The Company recognizes revenue when all of the following criteria are satisfied: persuasive evidence of an arrangement exists; services have been rendered; the price is fixed and determinable; and collectability is reasonably assured.

The Company derives revenues from fuel terminal operations and fuel transportation services through its various subsidiaries. Revenues are recognized based on volumes transported through its terminals once these services are performed, which occurs when the product is delivered to the customer.

The Company has terminal services agreements with its customers that allow its customers to deliver product to its terminals. Many of these agreements are take-or-pay agreements with terms that vary from month-to-month to five-year terms. If a customer fails to meet an applicable minimum throughput volume for any given month, certain contracts provide the Company with the ability to charge the customer a minimum monthly charge. The Company recognizes revenue associated with minimum monthly charges when earned under the contracts.

Concentrations of Credit Risk

In the normal course of business, the Company is exposed to credit risk resulting from the possibility that a loss may occur from the failure of another party to perform according to the terms of a contract. The Company provides terminal services and logistics solutions for various related parties and third parties with a significant portion of its revenues provided by three customers, which may result in concentrations of credit risk. The Company continually monitors this credit risk exposure.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount. The Company assesses the need for an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In assessing the required allowance, the Company considers historical losses adjusted to take into account current market conditions and its customers’ financial condition, the amount of receivables in dispute, current receivables’ aging and current payment patterns. The Company does not have any off-balance-sheet credit exposure related to its customers.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of these assets is generally computed using the straight-line method over the following estimated useful lives of the assets:

Years
Buildings and improvements	10-40
Tanks and terminal equipment	15-40
Rail and rail equipment	10-22
Other machinery and equipment	5-7
Computers and software	3-5
Office furniture and equipment	5-7

Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Costs of repairs and maintenance are charged to expense as incurred. The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of its fixed assets.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, currently consisting of property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Significant management judgment is required in determining the fair value of long-lived assets to measure impairment, including projections of future discounted cash flows. No impairment charges were recorded for the periods reported.

Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Company has recorded goodwill for business combinations to the extent the purchase price exceeded the fair value of the net identifiable tangible and intangible assets of each acquired company. The Company’s goodwill currently is comprised of amounts related to the acquisition of its fuel terminal and distribution business.

Goodwill is reviewed for impairment at least annually. The qualitative factors of goodwill are assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test. Under the second step, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, no further analysis is necessary. The Company performs its annual impairment review of goodwill at October 1, and when a triggering event occurs between annual impairment tests. No impairment losses were recorded for the periods reported.

Financing Costs

Fees and costs related to securing debt financing are recorded as deferred financing costs and included in other assets in the consolidated balance sheets. Debt issuance costs are stated at cost and are amortized utilizing the effective-interest method over the life of the agreements.

Recent Accounting Pronouncements

Effective January 1, 2017, the Company will adopt the amended guidance in ASC Topic 606, Revenue from Contracts with Customers. The amended guidance requires revenue recognition to reflect the transfer of promised goods or services to customers and replaces existing revenue recognition guidance. The updated standard permits the use of either the retrospective or cumulative effect transition method. The Company has not yet selected a transition method nor has it determined the effect of the updated standard on its consolidated financial statements and related disclosures.

3.	Fair Value Disclosures

The following methods, assumptions, and valuation techniques were used in estimating the fair value of the Company’s financial instruments:

Level 1—unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—directly or indirectly observable inputs such as quoted prices for similar assets or liabilities in active markets other than quoted prices included within Level 1; quoted prices for identical or similar assets in markets that are not active; and other inputs that are observable or can be substantially corroborated by observable market data by correlation or other means.

Level 3—unobservable inputs that are supported by little or no market activity and that are a significant component of the fair value of the assets or liabilities. The Company currently does not have any recurring Level 3 financial instruments.

The carrying amounts of financial assets and financial liabilities with maturity of less than one year (including accounts receivables, cash and cash equivalents, and accounts payables) are assumed to approximate their fair values because of the short period to maturity.

The Company uses market interest rates to measure fair value of its long-term debt and adjusts those rates for all necessary risks, including its own credit risk. At December 31, 2014 and 2013, the carrying amount of debt approximated fair value.

4.	Property and Equipment

The components of property and equipment are as follows (in thousands):

	December 31,
	2014	2013
Tanks and terminal equipment	$11,861	$11,783
Leasehold improvements	9,274	9,244
Rail and rail equipment	4,551	4,584
Land and buildings	2,672	2,672
Vehicles	357	32
Computer equipment, furniture and fixtures	208	198
Construction in process	95	70

Total property and equipment	29,018	28,583
Less: accumulated depreciation	(10,450)	(7,892)

Property and equipment, net	$18,568	$20,691

5.	Goodwill

The Company did not have any changes in the total carrying amount of goodwill, which was $10.6 million at December 31, 2014 and 2013, respectively.

6.	Debt

In June 2013, Birmingham BioEnergy Partners LLC, a majority-owned subsidiary of the Company, was a recipient of Qualified Low Income Community Investment Notes executed in conjunction with a New Markets Tax Credits, or NMTC, financing related to the Birmingham, Alabama terminal. In order to facilitate this financing, the Company was required to issue promissory notes payable totaling $10.0 million and a note receivable in the amount of $8.1 million. The notes payable bear interest at 1.0% per annum and require quarterly installments of interest only payments through December 31, 2019. Beginning March 15, 2020, the notes payable require quarterly principal and interest payments in the amount of $221 thousand and mature on September 15, 2031. The Company retains the right to call $8.1 million of the promissory notes payable in 2020. In connection with the NMTC financing, income tax credits were generated for the benefit of the lender. The Company has guaranteed the lender the value of these income tax credits over their statutory lives, a period of seven years, in the event that the income tax credits are recaptured or reduced. The value of the income tax credits was estimated to be $5.0 million at the time of the transaction. The Company believes the likelihood of recapture or reduction of the income tax credits is remote, and therefore has not established a liability in connection with this guarantee.

The investors in the NMTC financing paid $1.9 million to Birmingham BioEnergy Partners LLC in the form of a promissory note and are entitled to all of the NMTC tax benefits derived from the Birmingham facility. This transaction includes a put/call provision where the Company can cause the $1.9 million to be forgiven. The Company has accounted for the $1.9 million as a grant received and reflected a reduction in the carrying value of the property, plant and equipment at Birmingham, which will be recognized in earnings as a decrease in depreciation expense over the useful life of the plant, property and equipment.

Scheduled long-term debt repayments, are as follows (in thousands):

Year Ending December 31,	Amount
2015	$—
2016	—
2017	—
2018	—
2019	—
Thereafter	8,100

Total	$8,100

Capitalized Interest

The Company’s policy is to capitalize interest cost incurred on debt during the construction of major projects. The Company had no capitalized interest during the years ended December 31, 2014 and 2013.

7.	Asset Retirement Obligations

Under various lease agreements, the Company has certain asset retirement obligations at the time of disposition of certain machinery and equipment. The liability was initially measured at fair value and subsequently is adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated on a straight-line basis over the asset’s remaining useful life. The following table summarizes the change in the liability for the asset retirement obligations (in thousands):

	Year Ended December 31,
	2014	2013
Balance at beginning of year	$317	$293
Additional obligations incurred	—	—
Accretion expense	26	24

Balance at end of year	$343	$317

8.	Commitments and Contingencies

Operating Leases

The Company leases certain facilities and parcels of land under agreements that expire at various dates. For accounting purposes, rent expense is based on straight-line amortization of the total payments required over the lease term, which resulted in a deferred lease liability of approximately $329 thousand and $263 thousand as of December 31, 2014 and 2013, respectively. The Company incurred lease expense of $376 thousand and $372 thousand during the years ended December 31, 2014 and 2013 respectively. Aggregate minimum lease payments under these agreements for future fiscal years are as follows (in thousands):

Year Ending December 31,	Amount
2015	$326
2016	447
2017	455
2018	2
2019	—
Thereafter	—

Total	$1,230

Service Agreements

The Company has entered into agreements for contracted services with three vendors, which require the Company to pay minimum monthly amounts, which expire on various dates. For the years ended December 31, 2014 and 2013, the Company exceeded all minimum commitments under these agreements. Aggregate minimum service payments under these agreements for future fiscal years are as follows (in thousands):

Year Ending December 31,	Amount
2015	$264
2016	417
2017	222
2018	—
2019	—
Thereafter	—

Total	$903

Legal

Routinely, the Company may be involved in litigation that arises in the ordinary course of business; however, it does not believe that any of this litigation will have a material adverse effect on our financial position, results of operations or cash flows.

9.	Major Customers and Segment Reporting

Major Customers

Revenue from Green Plains Trade Group LLC, a subsidiary of Green Plains, the Company’s parent, exceeds 10% of the Company’s total revenue for the years ended December 31, 2014 and 2013. In addition, revenues from two third-party customers exceeded 10% of the Company’s total revenue for the years ended December 31, 2014 and 2013, as reflected below (in thousands):

	Year Ended December 31,
	2014	2013
Green Plains Trade Group LLC	$4,359	$3,853
Customer A	3,053	3,388
Customer B	2,897	2,054

Total	$10,309	$9,295

Segment Information

Management has evaluated how its chief operating decision maker has organized the Company for purposes of making operating decisions and assessing performance, concluding that as of December 31, 2014, the Company has one reportable segment.

10.	Income Taxes

The Company is a single member limited liability company and is treated as a non-taxable disregarded entity in the federal and state income tax returns of Green Plains. These consolidated financial statements reflect income taxes as if the Company had filed separate federal and state tax returns. Under a tax sharing agreement between the Company and Green Plains, the Company periodically makes payments to Green Plains for its share of Green Plains’ tax liabilities. Differences between amounts due to Green Plains under the agreement and the total income tax expense to the Company, determined as if the Company filed separate tax returns, are reflected as contributions from, or distributions to, member in the consolidated statements of members’ equity. These amounts included contributions of $264 thousand and distributions of $26 thousand in 2014 and 2013, respectively.

Income taxes are accounted for under the asset and liability method. Income taxes payable were $0.8 million and $0.9 million for 2014 and 2013, respectively, and are reflected in accounts payable to affiliates in the consolidated balance sheets. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for net operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income tax expense (benefit) consists of the following (in thousands):

	Year Ended December 31,
	2014	2013
Current	$1,542	$810
Deferred	(203)	(223)

Total	$1,339	$587

Differences between the income tax expense computed at the statutory federal income tax rate and as presented on the consolidated statements of operations are summarized as follows (in thousands):

	Year Ended December 31,
	2014	2013
Tax expense at federal statutory rate of 34%	$1,221	$527
State income tax expense, net of federal benefit	123	55
Other	(5)	5

Income tax expense	$1,339	$587

Significant components of deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2014	2013
Deferred tax assets:
Accrued expenses	$213	$198
Fixed assets	1,660	1,387
Other	126	132

Total deferred tax assets	1,999	1,717

Deferred tax liabilities:
Organizational and start-up costs	(470)	(391)

Total deferred tax liabilities	(470)	(391)

Deferred income taxes	$1,529	$1,326

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and other tax attributes during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

11.	Related Party Transactions

The Company engages in various related party transactions with its parent company, Green Plains, and other subsidiaries of Green Plains.

•

Green Plains provides a variety of shared services to the Company, including general management, accounting and finance, payroll and human resources, information technology, legal and communications, and treasury and cash management activities. These costs are proportionally allocated by Green Plains to its subsidiary companies based on a common financial metric. However, these allocated costs are not necessarily representative of costs that may have been incurred if these costs were incurred from a third party. For the years ended December 31, 2014 and 2013, the Company recorded expenses of approximately $553 thousand and $511 thousand, respectively, for these shared services. In addition, the Company reimburses Green Plains directly for all wages and benefit costs of employees performing services directly on its behalf. Green Plains may also pay certain direct costs on behalf of the Company, which it charges to the Company for reimbursement. The Company believes that the consolidated financial statements reflect all material costs of doing business related to these operations, including expenses incurred by other entities on behalf of the Company.

•

The Company has various terminal services agreements with Green Plains Trade. These agreements provide for the unloading of railcars and throughput of ethanol on behalf of Green Plains Trade at the Company’s terminals at prices ranging from $.030 to $.035 per gallon of ethanol unloaded. In addition, beginning in January 2014, Green Plains Trade began utilizing the Company’s trucking services for transport of ethanol at various locations. The Company recorded revenues from Green Plains Trade of $4.4 million and $3.9 million for the years ending December 31, 2014 and 2013, respectively, under these agreements.

•

The Company had a note payable due to Green Plains at the beginning of 2013 and made periodic interest and principal payments on the note at an interest rate of 7.50%. The Company paid approximately $689 thousand during the year ended December 31, 2013 in interest to Green Plains. During 2013, Green Plains and the Company agreed to convert intercompany advances, primarily for previously incurred capital expenditures, of $13.9 million as a member contribution to equity.

•	During 2013, Green Plains Capital Company LLC, a wholly-owned subsidiary of Green Plains, invested $100 thousand in return for a 5% member interest in Birmingham BioEnergy Partners LLC.

•	In December 2014, the Company sold equipment to a subsidiary of Green Plains. The equipment was sold at net book value of $30 thousand and no gain or loss was recognized on the transaction.

12.	Subsequent Events

The Company has performed an evaluation of subsequent events through March 5, 2015, the date the financial statements were available to be issued. Based on the Company’s evaluation, no material events have occurred requiring disclosure.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Green Plains Inc.,

as sole Member of Green Plains Holdings LLC,

the general partner of Green Plains Partners LP:

We have audited the accompanying balance sheet of Green Plains Partners LP as of March 3, 2015. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Green Plains Partners LP as of March 3, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Omaha, Nebraska

March 5, 2015

GREEN PLAINS PARTNERS LP

BALANCE SHEET

MARCH 3, 2015

Assets
Cash	$1,000

Total assets	$1,000

Partners’ Capital
Limited Partners	$980
General Partner	20

Total partners’ capital	$1,000

See accompanying note to balance sheet.

GREEN PLAINS PARTNERS LP

NOTE TO BALANCE SHEET

1. Nature of Operations

Green Plains Partners LP (the “Partnership”) is a Delaware limited partnership formed on March 2, 2015 by Green Plains Inc. (“our parent”), to acquire the assets and operations of BlendStar LLC, a wholly-owned subsidiary of our parent, and certain other assets of our parent. Green Plains Holdings LLC (our “general partner”) is a limited liability company formed to become the general partner of the Partnership. The acquisition of the assets will be accounted for as a transaction under common control and accordingly, the parent’s basis in the assets will become the Partnership’s basis in these assets and will not be adjusted to fair market value.

On March 2, 2015, our parent contributed $980 and contributed $20 on behalf of our general partner to the Partnership in exchange for a 98.0% limited partner interest and 2.0% general partner interest in the Partnership, respectively. There have been no other transactions involving the Partnership as of March 5, 2015.

2. Subsequent Events

The Partnership has performed an evaluation of subsequent events through March 5, 2015, the date the financial statement was available to be issued. Based on the Partnership’s evaluation, no material events have occurred requiring disclosure.

APPENDIX A

FORM OF

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

GREEN PLAINS PARTNERS LP

A Delaware Limited Partnership

Dated as of

                    , 2015

[To be filed by amendment.]

A-1

APPENDIX B

Glossary of Terms

barrel: One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to crude oil or other liquid hydrocarbons.

bgy: Billions of gallons per year.

biofuel: A form of fuel produced from the conversion of biomass. Ethanol and bio-diesel are the most common forms of biofuel.

biomass: Organic material made from plants and animals, which contains stored energy from the sun. Some examples of biomass fuels are wood, crops, manure and some garbage.

blendstocks: Various compounds that are combined with gasoline or diesel to make finished gasoline and diesel; these may include natural gasoline, fluid catalytic cracker unit gasoline, ethanol, reformate or butane, among others.

CAFE: Corporate average fuel economy standards, which regulate the average fuel economy of vehicles produced in the United States.

CBOB: Conventional Blendstock for Oxygenate Blending, referring to motor gasoline blending components intended for blending with oxygenates to produce finished conventional motor gasoline.

distillers grains: A high-protein livestock feed for our food supply.

downstream: The downstream sector of the ethanol industry generally describing ethanol marketing and distribution companies. The opposite of the downstream sector is the upstream sector, which refers to ethanol production and blending companies.

E10: A blend of ethanol and gasoline containing up to 10% ethanol.

E15: A blend of ethanol and gasoline containing up to 15% ethanol.

E5: A blend of ethanol and gasoline containing up to 5% ethanol.

E85: A blend of ethanol and gasoline containing up to 85% ethanol.

ethanol: A clear, colorless, flammable oxygenated liquid. Ethanol is typically produced chemically from ethylene, or biologically from fermentation of various sugars from carbohydrates found in agricultural crops and cellulosic residues from crops or wood. It is used in the United States as a gasoline octane enhancer and oxygenate.

feedstocks: Any material from which goods, finished products or intermediate materials (that are also feedstock) are manufactured.

GHG: Greenhouse gas.

mmgy: Millions of gallons per year.

MTBE: Methyl tertiary butyl ether, used as an oxygenate blended with gasoline.

oxygenate: Substances which enable a cleaner-burning fuel when added to petroleum-based transportation fuels and are utilized for their blending properties in motor gasoline as a fuel extender.

RBOB: Reformulated Blendstock for Oxygenate Blending, referring to motor gasoline blending components intended for blending with oxygenates to produce finished conventional motor gasoline.

RFS II: The Renewable Fuel Standard II, a federal mandate for blending ethanol with gasoline.

RIN: Renewable Identification Numbers, used by the EPA to track renewable transportation fuels and to monitor compliance with RFS II.

throughput: The volume of product transported or passing through a pipeline, plant, terminal or other facility.

B-1

Common Units

Representing Limited Partner Interests

Prospectus

                    , 2015

Barclays

Through and including                     , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		125,000
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

The section of the prospectus entitled “Our Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the underwriting agreement to be filed as an exhibit to this registration statement in which Green Plains Partners LP and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

Item 15. Recent Sales of Unregistered Securities

On March 2, 2015, in connection with our formation, we issued to (i) Green Plains Holdings LLC a 2% general partner interest in the partnership for $20 and (ii) Green Plains Inc. a 98% limited partner interest in the partnership for $980 in an offering exempt from registration under Section 4(a)(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 16. Exhibits

The following documents are filed as exhibits to this registration statement:

Exhibit number		Description

1.1	*	Form of Underwriting Agreement

3.1	**	Certificate of Limited Partnership of Green Plains Partners LP

3.2	*	Form of First Amended and Restated Agreement of Limited Partnership of Green Plains Partners LP (included as Appendix A to the Prospectus)

5.1	*	Opinion of Andrews Kurth LLP as to the legality of the securities being registered

8.1	*	Opinion of Andrews Kurth LLP relating to tax matters

10.1	*	Form of Contribution, Conveyance and Assumption Agreement

10.2	*	Form of Omnibus Agreement

10.3	*	Form of Operational Services and Secondment Agreement

10.4	*	Form of Credit Agreement

10.5	*	Form of Storage and Throughput Agreement

10.6	*	Form of Transportation Agreement

10.7	*	Terminaling Agreement, dated August 30, 2012, by and between Birmingham Bioenergy Partners, LLC and Green Plains Trade Group, LLC

21.1	*	List of Subsidiaries of Green Plains Partners LP

23.1	*	Consent of KPMG LLP

23.2	*	Consent of KPMG LLP

23.3	*	Consent of Andrews Kurth LLP (contained in Exhibit 5.1)

23.4	*	Consent of Andrews Kurth LLP (contained in Exhibit 8.1)

24.1	*	Powers of Attorney (contained on the signature page to this Registration Statement)

*	To be filed by amendment.
**	Previously filed.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that:

(1)	for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes that, for the purposes of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with its general partner or its general partner’s affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to registrant or its subsidiaries for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the         , State of         , on                     , 2015.

Green Plains Partners LP

By:	Green Plains Holdings LLC, its General Partner

By:
Todd A. Becker President and Chief Executive Officer (Principal Executive Officer)

Each person whose signature appears below appoints              and             , and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on                     , 2015.

Signature	Title

President and Chief Executive Officer (Principal Executive Officer) and Director

Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Director

Director

Exhibit Index

Exhibit number		Description

1.1	*	Form of Underwriting Agreement

3.1	**	Certificate of Limited Partnership of Green Plains Partners LP

3.2	*	Form of First Amended and Restated Agreement of Limited Partnership of Green Plains Partners LP (included as Appendix A to the Prospectus)

5.1	*	Opinion of Andrews Kurth LLP as to the legality of the securities being registered

8.1	*	Opinion of Andrews Kurth LLP relating to tax matters

10.1	*	Form of Contribution, Conveyance and Assumption Agreement

10.2	*	Form of Omnibus Agreement

10.3	*	Form of Operational Services and Secondment Agreement

10.4	*	Form of Credit Agreement

10.5	*	Form of Storage and Throughput Agreement

10.6	*	Form of Transportation Agreement

10.7	*	Terminaling Agreement, dated August 30, 2012, by and between Birmingham Bioenergy Partners, LLC and Green Plains Trade Group, LLC

21.1	*	List of Subsidiaries of Green Plains Partners LP

23.1	*	Consent of KPMG LLP

23.2	*	Consent of KPMG LLP

23.3	*	Consent of Andrews Kurth LLP (contained in Exhibit 5.1)

23.4	*	Consent of Andrews Kurth LLP (contained in Exhibit 8.1)

24.1	*	Powers of Attorney (contained on the signature page to this Registration Statement)

*	To be filed by amendment.
**	Previously filed.